Exhibit 99.1

Report to Shareholders for the Third Quarter, 2026 www.cibc.com August 27, 2026
Report of the President and Chief Executive Officer
Overview of results
CIBC today announced its financial results for the third quarter ended July 31, 2026.
Third quarter highlights

	Q3/26	Q3/25	Q2/26	YoY Variance	QoQ Variance
Revenue	$8,368 million	$7,254 million	$8,006 million	+15%	+5%
Reported Net Income	$2,409 million	$2,096 million	$2,465 million	+15%	-2%
Adjusted Net Income (1)	$2,648 million	$2,104 million	$2,471 million	+26%	+7%
Adjusted pre-provision, pre-tax earnings (1)	$3,962 million	$3,289 million	$3,815 million	+20%	+4%
Reported Diluted Earnings Per Share (EPS)	$2.47	$2.15	$2.53	+15%	-2%
Adjusted Diluted EPS (1)	$2.73	$2.16	$2.54	+26%	+7%
Reported Return on Common Shareholders’ Equity (ROE) (2)	15.2%	14.2%	16.4%
Adjusted ROE (1)	16.8%	14.2%	16.4%
Net interest margin on average interest-earning assets (2)(3)	1.63%	1.58%	1.67%
Net interest margin on average interest-earning assets (excluding trading) (2)(3)	2.07%	1.94%	2.05%
Common Equity Tier 1 (CET1) Ratio (4)	13.4%	13.4%	13.6%
Results for the third quarter of 2026 were affected by the following items of note resulting in a negative impact of $0.26 per share:
•	$269 million ($232 million after-tax) of charges related to our announced sale of CIBC Caribbean Bank Limited (CIBC Caribbean); and
•	$10 million ($7 million after-tax) amortization of acquisition-related intangible assets.
Our CET1 ratio
(4)
was 13.4% at July 31, 2026, compared with 13.6% at the end of the prior quarter. CIBC’s leverage ratio
(4)
and liquidity coverage ratio
(4)
at July 31, 2026 were 4.3% and 127%, respectively.
We continue to accelerate the execution of our strategy, driving another quarter of strong financial results including double-digit growth in net income and a higher return on equity compared to a year ago. We’re investing in key enablers including artificial intelligence (AI) to empower our team, as we continue to modernize our bank, drive efficiency and sharpen our focus on our clients. Leveraging our robust balance sheet and building on our strong credit quality, we stand ready to support our clients and further our momentum.
Core business performance
Canadian Personal and Business Banking
reported net income of $948 million for the third quarter, up $136 million or 17% from the third quarter a year ago, primarily due to higher revenue, partially offset by higher non-interest expenses. Adjusted pre-provision, pre-tax earnings were $1,707 million, up $156 million from the third quarter a year ago, as higher revenue was partially offset by higher adjusted
(1)
non-interest expenses. The higher revenue was mainly driven by higher net interest margin and loan growth. Reported and adjusted non-interest expenses were higher mainly due to higher spending on technology and other strategic initiatives and employee-related compensation.
Canadian Commercial Banking and Wealth Management
reported net income of $619 million for the third quarter, up $21 million or 4% from the third quarter a year ago, primarily due to higher revenue, partially offset by higher non-interest expenses and a higher provision for credit losses. Adjusted pre-provision, pre-tax earnings were $1,000 million, up $156 million from the third quarter a year ago, as higher revenue was partially offset by higher non-interest expenses. Commercial banking revenue was higher compared to the prior year due to higher net interest margin and volume growth. In wealth management, the increase in revenue was due to higher fee-based revenue from higher average assets under administration (AUA) and assets under management (AUM) balances as a result of market appreciation, higher commission revenue from increased client activity, and higher net interest income from higher net interest margin and volume growth. Expenses increased primarily due to higher performance-based and other employee-related compensation, and higher spending on technology and other strategic initiatives.
(1)
This measure is a non-GAAP measure. For additional information, see the “Non-GAAP measures” section, including the quantitative reconciliations of reported GAAP measures to: adjusted non-interest expenses and adjusted net income on pages 9 to 13; and adjusted pre-provision, pre-tax earnings on page 14.

(2)	For additional information on the composition of these specified financial measures, see the “Glossary” section.
(3)	Average balances are calculated as a weighted average of daily closing balances.
(4)
Our capital ratios are calculated pursuant to the Office of the Superintendent of Financial Institution’s (OSFI’s) Capital Adequacy Requirements (CAR) Guideline and the leverage ratio is calculated pursuant to OSFI’s Leverage Requirements Guideline, all of which are based on the Basel Committee on Banking Supervision (BCBS) standards. For additional information, see the “Capital management” and “Liquidity risk” sections.

U.S. Commercial Banking and Wealth Management
reported net income of $320 million (US$228 million) for the third quarter, up $66 million (US$42 million or 23%) from the third quarter a year ago, primarily due to a lower provision for credit losses, and higher revenue, partially offset by higher non-interest expenses. Adjusted pre-provision, pre-tax earnings
(1)
were $389 million (US$277 million), up $45 million (US$25 million or 10%) from the third quarter a year ago, as higher revenue was partially offset by higher adjusted
(1)
non-interest expenses. In commercial banking, higher revenue was primarily due to volume growth and higher net interest margin. Wealth management revenue was comparable with the same quarter last year. Reported and adjusted non-interest expenses increased mainly due to higher employee compensation.
Capital Markets
reported net income of $722 million for the third quarter, up $182 million or 34% from the third quarter a year ago, primarily due to higher revenue and a lower provision for credit losses, partially offset by higher non-interest expenses. Adjusted pre-provision, pre-tax earnings were up $192 million or 24% from the third quarter a year ago as higher revenue was partially offset by higher non-interest expenses. Global markets revenue was up primarily driven by higher equity trading and financing revenue. Corporate and investment banking revenue was up primarily due to higher revenue from our lending and deposit activities with our corporate clients, partially offset by lower advisory and equity underwriting revenue in our investment banking business. Expenses were up due to higher spending on technology and other strategic initiatives, and higher employee-related compensation.
Key highlights across our bank in the third quarter of 2026 included:
•
CIBC piloted the first enterprise-wide agentic AI workspace in Canadian banking with CAI 2.0 which enables users to integrate their data and tools into the platform and delegate work to AI-driven agents.

•	CIBC launched a proprietary AI-enabled solution, CIBC AdvisorAssist, helping advisors spend less time on administrative work and more time on client conversations, advice and relationships.
•
CIBC’s leadership in Gen AI and digital transformation was recognized with the Best Digital Transformation Program award by Digital Banker for our Request a Call feature on our Knowledge Central AI platform which helps frontline team members get answers to questions more efficiently to deliver consistently positive client experiences.

•	CIBC received the highest ranking in customer satisfaction for online banking among Canada’s Big 5 banks by J.D. Power for a second consecutive year.
•	CIBC Capital Markets was recognized at the Euromoney Awards for Excellence 2026 with the award for Best Investment Bank for Financing Solutions – Canada.
•
CIBC Bank USA’s strong net promoter scores (NPS) increased compared to a year ago in both Commercial Banking and Private Wealth reflecting disciplined execution, strong teamwork and continued focus on delivering for clients.

•	CIBC was recognized as Canada’s Best Overall Cash Management Bank by Global Finance for its innovative, client-focused solutions for its commercial banking clients.
Making a difference in our communities
At CIBC, we believe there should be no limits to ambition. We invest our time and resources to remove barriers to ambitions and demonstrate that when we come together, positive change happens that helps our communities thrive. This quarter:
•	Team CIBC raised $1.7 million dollars for the 30th annual Tour CIBC Charles-Bruneau in CIBC’s 20th year as title sponsor.
•
CIBC Foundation donated $250,000 to the YMCA of Greater Toronto in support of the YMCA Black Achievers Mentorship Program, which creates more opportunities for Black youth to build confidence, expand their networks, and access mentorship that supports their personal and professional growth.

•
CIBC donated $50,000 through the CIBC Foundation’s Ontario Emergency Relief Fund to provide immediate and long-term support to those affected by the wildfires impacting northwestern Ontario, and the communities facing evacuation across the region.

Harry Culham
President and Chief Executive Officer

(1)	This measure is a non-GAAP measure. For additional information and a reconciliation of reported results to adjusted results, where applicable, see the “Non-GAAP measures” section.

ii	CIBC THIRD QUARTER 2026

Enhanced Disclosure Task Force
The Enhanced Disclosure Task Force (EDTF), established by the Financial Stability Board, released its report “Enhancing the Risk Disclosures of Banks” in 2012, which included thirty-two disclosure recommendations. The index below provides the listing of these disclosures, along with their locations. EDTF disclosures are located in our 2025 Annual Report, quarterly Report to Shareholders, and supplementary packages, which may be found on our website (www.cibc.com). No information on CIBC’s website, including the supplementary packages, should be considered incorporated herein by reference.

			Third quarter, 2026
Topics	Recommendations	Disclosures	Management’s discussion and analysis	Consolidated financial statements	Pillar 3 report and Supplementary regulatory capital disclosure	2025 Annual Report
			Page references
General	1	Index of risk information – current page

	2	Risk terminology and measures	48–51		93–95	97–100

	3	Top and emerging risks	28–31			50–52

	4	Key future regulatory ratio requirements	25, 40–42	71	15, 25	33, 35–36, 72, 74, 157

Risk governance, risk management and business model	5	Risk management structure				43, 44
	6	Risk culture and appetite				42, 45–47
	7	Risks arising from business activities	32			42–49, 53
	8	Bank-wide stress testing	35			31–32, 49, 57, 62, 68, 70
Capital adequacy and risk-weighted assets (RWA)	9	Minimum capital requirements	24	71		31–33, 157
	10	Components of capital and reconciliation to the consolidated regulatory balance sheet			14–17	35
	11	Regulatory capital flow statement			18	36
	12	Capital management and planning				31, 33, 157
	13	Business activities and RWA	32		5	37, 53
	14	RWA and capital requirements			3, 5, 6–7	34, 37
	15	Credit risk by major portfolios			38–52, 59–68	55–60
	16	RWA flow statement			5, 11	35, 37

	17	Back-testing of models			92	49, 57
Liquidity	18	Liquid assets	39			71
Funding	19	Encumbered assets	40			71, 76

	20	Contractual maturities of assets, liabilities and off-balance sheet instruments				75–77

	21	Funding strategy and sources	42			75
Market risk	22	Reconciliation of trading and non-trading portfolios to the consolidated balance sheet	37			66

	23	Significant trading and non-trading market risk factors	37–38			65–69

	24	Model assumptions, limitations and validation procedures				49, 65–69

	25	Stress testing and scenario analysis				31, 48, 49, 53, 68
Credit risk	26	Analysis of credit risk exposures	33–36		12–13, 55–82, 88–91	58–64, 77, 133–140, 146, 148, 149, 171, 175

	27	Impaired loan and forbearance techniques	33, 35			55, 62, 83, 116–117, 140

	28	Reconciliation of impaired loans and the allowance for credit losses	35	65		62, 135

	29	Counterparty credit risk arising from derivatives			69–70, 72, 91, 35 (1)	55, 59, 126, 128, 146, 148–150

	30	Credit risk mitigation	33		29, 69, 71, 91	55, 59, 148–150
Other risks	31	Other risks	44			77–81

	32	Discussion of publicly known risk events		73		50–52, 77, 169
(1)	Included in our supplementary financial information package.

CIBC THIRD QUARTER 2026	iii

Management’s discussion and analysis

Management’s discussion and analysis (MD&A) is provided to enable readers to assess CIBC’s financial condition and results of operations as at and for the quarter and nine months ended July 31, 2026 compared with corresponding periods. The MD&A should be read in conjunction with our 2025 Annual Report and the unaudited interim consolidated financial statements included in this report. Unless otherwise indicated, all financial information in this MD&A has been prepared in accordance with International Financial Reporting Standards (IFRS or GAAP) and all amounts are expressed in Canadian dollars (CAD). Certain disclosures in the MD&A have been shaded as they form an integral part of the interim consolidated financial statements. The MD&A is current as of August 26, 2026. Additional information relating to CIBC is available on SEDAR+ at www.sedarplus.com and on the United States (U.S.) Securities and Exchange Commission’s (SEC) website at www.sec.gov. No information on CIBC’s website (www.cibc.com) should be considered incorporated herein by reference. A glossary of terms used throughout this quarterly report can be found on pages 45 to 51.
Contents

2	Third quarter financial highlights

3	Financial performance overview
3	Economic outlook
3	Significant events
4	Financial results review
6	Review of quarterly financial information

8	Non-GAAP measures

14	Strategic business units (SBU) overview
15	Canadian Personal and Business Banking
16	Canadian Commercial Banking and Wealth Management
18	U.S. Commercial Banking and Wealth Management
20	Capital Markets
21	Corporate and Other

23	Financial condition
23	Review of condensed consolidated balance sheet

24	Capital management
27	Off-balance sheet arrangements

28	Management of risk
28	Risk overview
28	Top and emerging risks
32	Risks arising from business activities
33	Credit risk
37	Market risk
39	Liquidity risk
44	Other risks

44	Accounting and control matters
44	Critical accounting policies and estimates
44	Accounting developments
44	Other regulatory developments
44	Controls and procedures
44	Related-party transactions

45	Glossary

A NOTE ABOUT FORWARD-LOOKING STATEMENTS:
From time to time, we make written or oral forward-looking statements within the meaning of certain securities laws, including in this report, in other filings with Canadian securities regulators or the SEC and in other communications. All such statements are made pursuant to the “safe harbour” provisions of, and are intended to be forward-looking statements under applicable Canadian and U.S. securities legislation, including the U.S. Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, statements made in the “Financial performance overview – Economic outlook”, “Financial performance overview – Financial results review”, “Financial performance overview – Review of quarterly financial information”, “Financial condition – Capital management”, “Management of risk – Risk overview”, “Management of risk – Top and emerging risks”, “Management of risk – Credit risk”, “Management of risk – Market risk”, “Management of risk – Liquidity risk”, “Accounting and control matters – Critical accounting policies and estimates”, and “Accounting and control matters – Other regulatory developments” sections of this report and other statements about our operations, business lines, financial condition, risk management, priorities, targets and sustainability commitments (including with respect to our sustainability ambitions and related activities), ongoing objectives, strategies, the regulatory environment in which we operate and outlook for calendar year 2026 and subsequent periods. Forward-looking statements are typically identified by the words “believe”, “expect”, “anticipate”, “intend”, “estimate”, “forecast”, “target”, “predict”, “commit”, “ambition”, “goal”, “strive”, “project”, “objective” and other similar expressions or future or conditional verbs such as “will”, “may”, “should”, “would” and “could”. By their nature, these statements require us to make assumptions, including the economic assumptions set out in the “Financial performance overview – Economic outlook” section of this report, and are subject to inherent risks and uncertainties that may be general or specific. Given the potential negative economic impacts tied to the actual and proposed U.S. imposition of tariffs on Canada and other countries and their countermeasures, mixed signals from the labour market in the U.S., the continuing impact of hybrid work arrangements and high interest rates on the U.S. real estate sector, and the war in Ukraine and conflict in the Middle East, including their contribution to elevated energy and critical input costs, and ongoing supply chain disruptions, on the global economy, financial markets, and our business, results of operations and financial condition, there is inherently more uncertainty associated with our assumptions as compared to prior periods. A variety of factors, many of which are beyond our control, affect our operations, performance and results, and could cause actual results to differ materially from the expectations expressed in any of our forward-looking statements. These factors include: trade policies and tensions, including tariffs and government tariff mitigation policies; inflationary pressures in the U.S.; global supply-chain disruptions; geopolitical risk, including from the war in Ukraine and conflict in the Middle East; the impact of post-pandemic hybrid work arrangements; credit, market, liquidity, strategic, insurance, operational, reputation, conduct and legal, regulatory and environmental risk; currency value and interest rate fluctuations, including as a result of market and oil price volatility; the effectiveness and adequacy of our risk management and valuation models and processes; legislative or regulatory developments in the jurisdictions where we operate, including the Organisation for Economic Co-operation and Development Common Reporting Standard, and regulatory reforms in the United Kingdom and Europe, the Basel Committee on Banking Supervision’s global standards for capital and liquidity reform, and those relating to bank recapitalization legislation, open banking and the payments system in Canada; amendments to, and interpretations of, risk-based capital guidelines and reporting instructions, and interest rate and liquidity regulatory guidance; exposure to, and the resolution of, significant litigation or regulatory matters, our ability to successfully appeal adverse outcomes of such matters and the timing, determination and recovery of amounts related to such matters; the effect of changes to accounting standards, rules and interpretations; changes in our estimates of reserves and allowances; changes in tax laws; changes to our credit ratings; political conditions and developments, including changes relating to economic matters; the possible effect on our business of international conflicts, such as the war in Ukraine and conflict in the Middle East, and terrorism; natural disasters, disruptions to public infrastructure and other catastrophic events; the occurrence of public health emergencies and any related government policies and actions; reliance on third parties to provide components of our business infrastructure; potential disruptions to our information technology systems and services; increasing cyber security risks, including the discovery and misuse of vulnerabilities and exposure to cyberattacks in connection with the use of artificial intelligence (AI), which may include theft or disclosure of assets, unauthorized access to sensitive information, or operational disruption; social media risk; losses incurred as a result of internal or external fraud; anti-money laundering; the accuracy and completeness of information provided to us concerning clients and counterparties; the failure of third parties to comply with their obligations to us and our affiliates or associates; intensifying competition from established competitors and new entrants in the financial services industry, including through internet and mobile banking; technological change, including the development and use of data and AI in our business and the ability to generate expected or potential benefits, such as increased productivity, cost savings, and improved accuracy and enhancement of business processes; the heavy reliance on AI-related capital spending for U.S. growth and the uncertain employment impacts from its adoption; global capital market activity; changes in monetary and economic policy; general business and economic conditions worldwide, as well as in Canada, the U.S. and other countries where we have operations, including increasing Canadian household debt levels and global credit risks; environmental and social risks, including climate-related risk, our ability to implement various sustainability-related initiatives internally and with our clients under expected time frames and our ability to scale our sustainable finance products and services; our success in developing and introducing new products and services, expanding existing distribution channels, developing new distribution channels and realizing increased revenue from these channels; changes in client spending and saving habits; our ability to attract and retain key employees and executives; our ability to successfully execute our strategies and complete and integrate acquisitions and joint ventures; the risk that expected benefits of an acquisition, merger or divestiture will not be realized within the expected time frame or at all; and our ability to anticipate and manage the risks associated with these factors. This list is not exhaustive of the factors that may affect any of our forward-looking statements. These and other factors should be considered carefully and readers should not place undue reliance on our forward-looking statements. Any forward-looking statements contained in this report represent the views of management only as of the date hereof and are presented for the purpose of assisting our shareholders and financial analysts in understanding our financial position, objectives and priorities and anticipated financial performance as at and for the periods ended on the dates presented, and may not be appropriate for other purposes. We do not undertake to update any forward-looking statement that is contained in this report or in other communications except as required by law.

CIBC THIRD QUARTER 2026	1

Third quarter financial highlights

		As at or for the three months ended			As at or for the nine months ended
	Unaudited	2026 Jul. 31	2026 Apr. 30	2025 Jul. 31	2026 Jul. 31	2025 Jul. 31
	Financial results ($ millions)
	Net interest income	$4,507	$4,345	$4,048	$13,160	$11,637
	Non-interest income	3,861	3,661	3,206	11,612	9,920
	Total revenue	8,368	8,006	7,254	24,772	21,557
	Provision for credit losses	564	605	559	1,737	1,737
	Non-interest expenses	4,685	4,199	3,976	13,213	11,673
	Income before income taxes	3,119	3,202	2,719	9,822	8,147
	Income taxes	710	737	623	1,848	1,873
	Net income	$2,409	$2,465	$2,096	$7,974	$6,274
	Net income attributable to non-controlling interests	$10	$8	$2	$25	$19
	Preferred shareholders and other equity instrument holders	128	114	82	348	248
	Common shareholders	2,271	2,343	2,012	7,601	6,007
	Net income attributable to equity shareholders	$2,399	$2,457	$2,094	$7,949	$6,255
	Financial measures
	Reported efficiency ratio (1)	56.0%	52.4%	54.8%	53.3%	54.1%
	Reported operating leverage (1)	(2.5)%	4.1%	1.9%	1.7%	3.9%
	Loan loss ratio (1)	0.40%	0.38%	0.33%	0.37%	0.33%
	Reported return on common shareholders’ equity (1)	15.2%	16.4%	14.2%	17.3%	14.5%
	Net interest margin (1)	1.50%	1.53%	1.46%	1.51%	1.42%
	Net interest margin on average interest-earning assets (1)(2)	1.63%	1.67%	1.58%	1.64%	1.54%
	Return on average assets (1)(2)	0.80%	0.87%	0.75%	0.91%	0.76%
	Return on average interest-earning assets (1)(2)	0.87%	0.95%	0.82%	0.99%	0.83%
	Reported effective tax rate	22.8%	23.0%	22.9%	18.8%	23.0%
Common share information
Per share ($)	– basic earnings	$2.49	$2.55	$2.16	$8.28	$6.41
	– reported diluted earnings	2.47	2.53	2.15	8.22	6.37
	– dividends	1.07	1.07	0.97	3.21	2.91
	– book value (1)	65.14	63.77	60.18	65.14	60.18
Closing share price ($)		166.04	151.57	99.03	166.04	99.03
Shares outstanding (thousands)	– weighted-average basic	911,667	917,401	932,258	917,915	937,588
	– weighted-average diluted	919,211	924,297	937,518	925,064	942,579
	– end of period	907,935	914,773	929,451	907,935	929,451
	Market capitalization ($ millions)	$150,754	$138,652	$92,044	$150,754	$92,044
	Value measures
	Total shareholder return	10.30%	21.40%	15.05%	46.30%	17.47%
	Dividend yield (based on closing share price)	2.6%	2.9%	3.9%	2.6%	3.9%
	Reported dividend payout ratio (1)	42.9%	41.9%	44.9%	38.7%	45.4%
	Market value to book value ratio	2.55	2.38	1.65	2.55	1.65
	Selected financial results and measures – adjusted (3)
	Adjusted net income ($ millions)	$2,648	$2,471	$2,104	$7,804	$6,299
	Adjusted net income attributable to common shareholders ($ millions)	$2,510	$2,349	$2,020	$7,431	$6,032
	Adjusted efficiency ratio	52.7%	52.3%	54.7%	52.1%	54.0%
	Adjusted operating leverage	4.2%	4.0%	1.7%	3.9%	2.7%
	Adjusted return on common shareholders’ equity	16.8%	16.4%	14.2%	16.9%	14.6%
	Adjusted effective tax rate	22.1%	23.0%	22.9%	22.9%	23.0%
	Adjusted diluted earnings per share (EPS)	$2.73	$2.54	$2.16	$8.03	$6.40
	Adjusted dividend payout ratio	38.8%	41.8%	44.7%	39.6%	45.2%
	On- and off-balance sheet information ($ millions)
	Cash, deposits with banks and securities	$361,158	$356,753	$330,184	$361,158	$330,184
	Loans and acceptances, net of allowance for credit losses	611,415	600,980	581,644	611,415	581,644
	Total assets	1,177,782	1,160,560	1,102,255	1,177,782	1,102,255
	Deposits	852,175	832,770	792,672	852,175	792,672
	Common shareholders’ equity (1)	59,146	58,335	55,930	59,146	55,930
	Average assets (2)	1,189,801	1,161,512	1,103,447	1,168,811	1,098,605
	Average interest-earning assets (1)(2)	1,094,489	1,066,485	1,015,107	1,073,675	1,010,140
	Average common shareholders’ equity (1)(2)	59,203	58,659	56,289	58,811	55,317
	Assets under administration (AUA) (1)(4)(5)	4,332,829	4,154,970	3,965,501	4,332,829	3,965,501
	Assets under management (AUM) (1)(5)	478,734	454,945	402,901	478,734	402,901
	Balance sheet quality and liquidity measures (6)
	Risk-weighted assets (RWA) ($ millions)	$369,264	$358,396	$347,712	$369,264	$347,712
	Common Equity Tier 1 (CET1) ratio	13.4%	13.6%	13.4%	13.4%	13.4%
	Tier 1 capital ratio	15.6%	15.6%	15.3%	15.6%	15.3%
	Total capital ratio	17.5%	17.6%	17.6%	17.5%	17.6%
	Leverage ratio	4.3%	4.3%	4.3%	4.3%	4.3%
	Total loss absorbing capacity (TLAC) ratio	34.4%	32.7%	32.9%	34.4%	32.9%
	TLAC leverage ratio	9.5%	8.9%	9.2%	9.5%	9.2%
	Liquidity coverage ratio (LCR)	127%	131%	127%	n/a	n/a
	Net stable funding ratio (NSFR)	113%	114%	115%	113%	115%
	Other information
	Full-time equivalent employees (FTE)	51,711	50,648	49,761	51,711	49,761

(1)	For additional information on the composition of these specified financial measures, see the “Glossary” section.
(2)	Average balances are calculated as a weighted average of daily closing balances.
(3)
Adjusted measures are non-GAAP measures. Adjusted measures are calculated in the same manner as reported measures, except that financial information included in the calculation of adjusted measures is adjusted to exclude the impact of items of note. For additional information and a reconciliation of reported results to adjusted results, where applicable, see the “Non-GAAP measures” section.

(4)
Includes the full contract amount of AUA or custody under a 50/50 joint venture between CIBC and The Bank of New York Mellon of $3,368.9 billion (April 30, 2026: $3,238.4 billion; July 31, 2025: $3,130.1 billion).

(5)	AUM amounts are included in the amounts reported under AUA.
(6)
RWA and our capital ratios are calculated pursuant to the Office of the Superintendent of Financial Institution’s (OSFI’s) Capital Adequacy Requirements (CAR) Guideline, the leverage ratio is calculated pursuant to OSFI’s Leverage Requirements Guideline, and LCR and NSFR are calculated pursuant to OSFI’s Liquidity Adequacy Requirements (LAR) Guideline, all of which are based on the Basel Committee on Banking Supervision (BCBS) standards. For additional information, see the “Capital management” and “Liquidity risk” sections.

n/a	Not applicable.

2	CIBC THIRD QUARTER 2026

Financial performance overview
Economic outlook
Geopolitical uncertainties over trade and energy prices present a challenging environment for economic activity in Canada and abroad, with more stimulative monetary policy in most countries aimed at sustaining moderate global growth for the remainder of 2026. The conflict in the Middle East has raised energy and other commodity prices globally, lifting inflation rates in the process. Our outlook assumes that some of these pressures will be unwound over the balance of the calendar year once marine traffic through the Strait of Hormuz and oil and gas production is restored. The U.S. has imposed broad-based tariffs on its trading partners, which is dampening growth in those countries. In Canada’s case, even after the imposition of additional tariffs on August 22, 2026, the average rate on Canadian exports to the U.S. will still be below that faced by other countries to the extent higher auto sector tariffs that were subsequently threatened do not materialize next year, and we expect many sectors will continue to have tariff-free access to the U.S. market under the Canada-U.S.-Mexico trade deal.
China’s economy is expected to decelerate to less than 5% growth in 2026, as weak domestic demand offsets trade flows that have proven to be resilient in the face of elevated U.S. tariffs. Europe is expected to see a modest deceleration in growth in 2026 to roughly 1% in the eurozone and the United Kingdom (U.K.), as headwinds from energy costs offset some of the impacts of increased defence spending in some countries.
After cutting interest rates last year, we expect the Bank of Canada to keep its target rate on hold at 2.25% through 2026 in order to support interest-sensitive demand. While we will see increased inflation from energy prices and some imported goods that will keep total inflation well above the 2% target, core inflation will be better contained due to ongoing labour market slack that will constrain wage gains and consumer purchasing power for domestic goods and services, alongside an easing in rent inflation. Fiscal policy will provide only a small boost this year due to restraint at the provincial level and in federal staffing, with stimulus for large capital projects mostly showing up in subsequent years. While quarterly growth has picked up in the spring, the weak start to the year is likely to see Canadian gross domestic product (GDP) growing at under 1% for 2026 as a whole, but with slow population growth, that will allow the unemployment rate to stabilize near current levels over the remainder of 2026. Growth is expected to improve in 2027, supported by gains in capital spending and a smaller drag from housing. A more severe global trade conflict, particularly if combined with extended oil and gas shortages overseas, or more elevated U.S. tariffs on Canada, including from a significant restructuring or termination of the Canada-U.S.-Mexico trade deal, would represent a downside risk to this forecast, with the results dependent on the degree to which the trade shock would be offset by more substantial monetary and fiscal stimulus.
The U.S. economy faces headwinds from a deceleration in population growth and the impact of higher long-term bond yields on housing. Strong capital spending on AI-related projects is expected to continue to support growth in 2026, while also contributing to inflation in some of the inputs to that build-out. The Federal Reserve could keep interest rates on hold if geopolitical events allow for a stabilization in energy prices, but should the Middle East conflict continue, it would likely raise interest rates modestly before the end of 2026. Real GDP growth is expected to be roughly 2% for 2026 as a whole, with the unemployment rate averaging 4.3%. Higher budget deficits could limit the room for a drop in long-term rates, but fiscal stimulus and lighter regulatory policies will add some support for economic growth in 2026. Inflation is expected to remain well above the 2% target for the balance of the year, but will see more relief in 2027.
For Canadian Personal Banking, mortgage growth is expected to continue at the current rate in 2026, as the interest rate reduction from 2025 continues to bring buyers back to the market tempered by reduced consumer confidence and policy measures designed to slow population growth. We expect to see a marginal improvement in activity as increased inflation from higher energy costs constrains per capita discretionary spending and increased economic uncertainty results in modest demand for mortgage credit.
Despite recent escalation of trade tensions, many Canadian commercial banking and corporate banking clients remain cautiously optimistic about their prospects and ability to navigate any new tariff regulations. As a result, we expect continued loan growth in Canadian commercial banking and corporate banking for the remainder of 2026, building off the momentum provided by interest rate relief in 2025. U.S. commercial banking activity has strengthened recently, consistent with improved loan growth trends across the industry. If trade policy and geopolitical uncertainty ease, we expect that client investment activity will continue to recover, which should support further loan growth, moderated by the extent to which clients use existing deposit holdings to meet financing needs.
Financial markets will benefit from continued lower short-term interest rates in both Canada and the U.S. Canadian and U.S. wealth management businesses have benefitted from strong equity market performance, despite the recent geopolitical uncertainties. Corporate and investment banking is expected to continue to benefit from merger and acquisition activity, and corporate bond issuance could pick up from improved capital spending if tariff uncertainties are reduced over the remainder of 2026.
The economic outlook described above reflects numerous assumptions regarding the conflict in the Middle East, and trade policy, including the continuation of the Canada-U.S.-Mexico trade deal, as well as the economic risks emanating from other geopolitical events. As a result, actual experience may differ materially from expectations. The impact of trade policy uncertainty and geopolitical events on our risk environment, are discussed in the “Top and emerging risks” section. Changes in the level of economic uncertainty continue to impact key accounting estimates and assumptions, particularly the estimation of expected credit losses (ECL). See the “Accounting and control matters” section and Note 5 to our interim consolidated financial statements for further details.

Significant events
Sale of CIBC Caribbean
On May 27, 2026, CIBC entered into a definitive agreement to sell our 91.67% interest in CIBC Caribbean Bank Limited (CIBC Caribbean) to The Bank of N.T. Butterfield & Son (Butterfield) for total consideration of approximately US$1.645 billion. The consideration is comprised of US$1 billion in cash and a fixed number of common shares that were valued at US$645 million on the announcement date, that will represent an equity interest of approximately 22% at closing. CIBC will also obtain two seats on the board of Butterfield. Upon close, our stake in Butterfield will be accounted for using the equity method. As a part of the transaction, CIBC will provide certain indemnifications and commit to certain undertakings, including the purchase of certain investments held by CIBC Caribbean.
We recognized a charge of $269 million ($232 million after-tax) this quarter in connection with the transaction, including the difference between the present value of the consideration to be received in 2027 and the carrying value of CIBC Caribbean, and amounts related to the undertakings.
The transaction is expected to close in the first half of 2027, subject to Butterfield shareholder and regulatory approvals and closing conditions.

CIBC THIRD QUARTER 2026	3

Strategic partnership and acquisition of interest in &Partners
On May 4, 2026, CIBC entered into a definitive agreement to establish a strategic relationship with Ampersand Partners, LLC (&Partners), a U.S. private wealth management firm, that includes the acquisition of a minority interest. Through this relationship, CIBC adds exposure to a fast-growing segment of the U.S. private wealth market while formalizing CIBC as &Partners’ strategic banking partner. The transaction closed on July 6, 2026, resulting in the acquisition of a 19.15% equity interest (4.99% voting) in exchange for upfront cash and an additional amount payable in 2029 contingent on &Partners achieving certain performance targets. We also obtained a seat on their board. Our investment in &Partners has been accounted for using the equity method and our proportionate share in the results of &Partners has been included in U.S. Commercial Banking and Wealth Management.
Financial results review
Reported net income for the quarter was $2,409 million, compared with $2,096 million for the same quarter last year, and $2,465 million for the prior quarter.
Adjusted net income
(1)
for the quarter was $2,648 million, compared with $2,104 million for the same quarter last year, and $2,471 million for the prior quarter.
Reported diluted EPS for the quarter was $2.47, compared with $2.15 for the same quarter last year, and $2.53 for the prior quarter.
Adjusted diluted EPS
(1)
for the quarter was $2.73, compared with $2.16 for the same quarter last year, and $2.54 for the prior quarter.
In the current quarter, the following items of note decreased revenue by $2 million, increased non-interest expenses by $277 million, decreased income taxes by $40 million and decreased net income by $239 million:
•	$269 million ($232 million after-tax) of charges related to our announced sale of CIBC Caribbean (Corporate and Other); and
•
$10 million ($7 million after-tax) amortization of acquisition-related intangible assets ($5 million after-tax in Canadian Personal and Business Banking, and $2 million after-tax in U.S. Commercial Banking and Wealth Management).

Results

	As at or for the three months ended			For the nine months ended
$ millions	2026 Jul. 31	2026 Apr. 30	2025 Jul. 31	2026 Jul. 31	2025 Jul. 31
Financial results
Net interest income	$4,507	$4,345	$4,048	$13,160	$11,637
Non-interest income	3,861	3,661	3,206	11,612	9,920
Total revenue	8,368	8,006	7,254	24,772	21,557
Provision for credit losses	564	605	559	1,737	1,737
Non-interest expenses	4,685	4,199	3,976	13,213	11,673
Income before income taxes	3,119	3,202	2,719	9,822	8,147
Income taxes	710	737	623	1,848	1,873
Net income	$2,409	$2,465	$2,096	$7,974	$6,274
Net income attributable to non-controlling interests	$10	$8	$2	$25	$19
Preferred shareholders and other equity instrument holders	128	114	82	348	248
Common shareholders	2,271	2,343	2,012	7,601	6,007
Net income attributable to equity shareholders	$2,399	$2,457	$2,094	$7,949	$6,255
Net interest income and margin
Non-trading net interest income	$4,886	$4,583	$4,297	$14,140	$12,425
Trading net interest income (2)	(379)	(238)	(249)	(980)	(788)
Total net interest income	$4,507	$4,345	$4,048	$13,160	$11,637
Average trading interest-earning assets	159,518	149,319	137,797	155,716	139,507
Average non-trading interest-earning assets	934,971	917,166	877,310	917,959	870,633
Total average interest-earning assets	$1,094,489	$1,066,485	$1,015,107	$1,073,675	$1,010,140
Net interest margin on average interest-earning assets	1.63%	1.67%	1.58%	1.64%	1.54%
Net interest margin on average interest-earning assets (excluding trading) (2)	2.07%	2.05%	1.94%	2.06%	1.91%
Provision for (reversal of) credit losses
Canadian Personal and Business Banking	$394	$397	$361	$1,117	$1,025
Canadian Commercial Banking and Wealth Management	132	97	25	328	72
U.S. Commercial Banking and Wealth Management	37	40	57	155	228
Capital Markets	53	10	37	73	46
Corporate and Other	(4)	4	1	7	19
Provision for credit losses – impaired	612	548	481	1,680	1,390
Canadian Personal and Business Banking	33	77	83	230	236
Canadian Commercial Banking and Wealth Management	13	24	(4)	22	42
U.S. Commercial Banking and Wealth Management	(69)	(19)	(40)	(145)	(20)
Capital Markets	(25)	(25)	39	(53)	85
Corporate and Other	–	–	–	3	4
Provision for (reversal of) credit losses – performing	(48)	57	78	57	347
Total provision for credit losses	$564	$605	$559	$1,737	$1,737
(1)	Adjusted measures are non-GAAP measures. For additional information and a reconciliation of reported results to adjusted results, where applicable, see the “Non-GAAP measures” section.
(2)	See the “Glossary – Trading activities and trading net interest income” and “Glossary – Net interest margin on average interest-earning assets (excluding trading)” sections for additional information.

4	CIBC THIRD QUARTER 2026

Q3/26 vs Q3/25
Net income for the quarter was $2,409 million, up $313 million from the same quarter last year, primarily due to higher revenue, partially offset by higher non-interest expenses, including charges related to our announced sale of CIBC Caribbean, which is shown as an item of note.
Revenue was up $1,114 million or 15%.
Net interest income was up $459 million or 11%, primarily due to higher net interest margin in our non-trading businesses, volume growth across our businesses, and the impact of foreign exchange translation. Net interest margin on average interest-earning assets was up 5 basis points, primarily due to higher deposit and loan margins, partially offset by lower trading net interest margin.
Non-interest income was up $655 million or 20%, primarily due to higher trading non-interest income, fee-based revenue and credit fees.
Provision for credit losses was $564 million, up $5 million. The current quarter included a provision reversal on performing loans due to a favourable change in our economic outlook and an allowance release related to a sale of a number of commercial real estate loans in the U.S., partially offset by an increase related to unfavourable credit migration, while the same quarter last year included a provision for credit losses due to an unfavourable change in our economic outlook, partially offset by a release related to favourable credit migration. Provision for credit losses on impaired loans was up mainly due to higher provisions in Canadian Commercial Banking and Wealth Management, Canadian Personal and Business Banking, and Capital Markets, partially offset by lower provisions in U.S. Commercial Banking and Wealth Management.
Non-interest expenses were up $709 million or 18%, primarily due to higher performance-based compensation and other employee-related compensation, charges related to our announced sale of CIBC Caribbean, which is shown as an item of note, higher computer, software and office equipment expenses, and higher professional fees.
Income tax expense was up $87 million or 14%. The effective tax rate was 22.8% compared with 22.9% for the same quarter last year.
Q3/26 vs Q2/26
Net income was down $56 million from the prior quarter, primarily due to higher non-interest expenses, including charges related to our announced sale of CIBC Caribbean, which is shown as an item of note, partially offset by higher revenue and a lower provision for credit losses.
Revenue was up $362 million or 5%.
Net interest income was up $162 million or 4%, primarily due to the impact of additional days in the current quarter, volume growth across our businesses, higher net interest margin in our non-trading businesses and higher treasury revenue, partially offset by lower trading net interest income. Net interest margin on average interest-earning assets was down 4 basis points, primarily due to lower trading net interest margin.
Non-interest income was up $200 million or 5%, primarily due to higher fee-based revenue, higher trading non-interest income and credit fees.
Provision for credit losses was down $41 million. The current quarter included a provision reversal on performing loans as indicated above, while the prior quarter included a provision for credit losses due to an unfavourable change in our economic outlook, partially offset by a release related to favourable credit migration. Provision for credit losses on impaired loans was up mainly due to higher provisions in Capital Markets and Canadian Commercial Banking and Wealth Management.
Non-interest expenses were up $486 million or 12%, primarily due to charges related to our announced sale of CIBC Caribbean, which is shown as an item of note, higher performance-based compensation and other employee-related compensation, higher computer, software and office equipment expenses, and higher professional fees.
Income tax expense was down $27 million or 4%. The effective tax rate was 22.8% compared with 23.0% for the prior quarter.
Q3/26 vs Q3/25 (Year-to-date)
Net income for the nine months ended was $7,974 million, up $1,700 million from the same period in 2025, primarily due to higher revenue and income tax recoveries related to a capital gains distribution and utilization of capital losses, which was shown as an item of note, partially offset by higher non-interest expenses, including charges related to our announced sale of CIBC Caribbean, which is also shown as an item of note.
Revenue was up $3,215 million or 15%.
Net interest income was up $1,523 million or 13%, primarily due to higher net interest margin in our non-trading businesses, and volume growth across our businesses, partially offset by lower trading net interest income. Net interest margin on average interest-earning assets was up 10 basis points, primarily due to higher deposit and loan margins, partially offset by lower trading net interest margin.
Non-interest income was up $1,692 million or 17%, primarily due to higher trading non-interest income, fee-based revenue, underwriting and advisory fees, credit fees, gains from debt securities measured at fair value through other comprehensive income (FVOCI) and amortized cost, net, and commissions on securities transactions.

CIBC THIRD QUARTER 2026	5

Provision for credit losses was $1,737 million, comparable with the prior period. Provision for credit losses on performing loans was down as the current period included a favourable change in our economic outlook while the prior period included an unfavourable change. In addition, the current period included less unfavourable model parameter updates and an allowance release related to the sale of a number of commercial real estate loans in the U.S. Partially offsetting these provision decreases, the current period included unfavourable credit migration while the same period last year included favourable credit migration. Provision for credit losses on impaired loans was up mainly due to higher provisions in Canadian Commercial Banking and Wealth Management, Canadian Personal and Business Banking, and Capital Markets, partially offset by lower provisions in U.S. Commercial Banking and Wealth Management.
Non-interest expenses were up $1,540 million or 13%, primarily due to higher performance-based compensation, including from changes in vesting date assumptions, and other employee-related compensation, charges related to our announced sale of CIBC Caribbean, which is shown as an item of note, higher computer, software and office equipment expenses, and higher professional fees.
Income tax expense was down $25 million or 1%. The effective tax rate was 18.8% compared with 23.0% for the same period in 2025, primarily due to income tax recoveries of $422 million related to a capital gains distribution and utilization of capital losses, which was shown as an item of note.
Foreign exchange
The following table provides the estimated impact of U.S. dollar (USD) translation on key lines of our interim consolidated statement of income, as a result of changes in average exchange rates.

	For the three months ended		For the nine months ended
$ millions, except per share amounts	Jul. 31, 2026 vs. Jul. 31, 2025	Jul. 31, 2026 vs. Apr. 30, 2026	Jul. 31, 2026 vs. Jul. 31, 2025
Estimated increase (decrease) in:
Total revenue	$30	$35	$(94)
Provision for (reversal of) credit losses	1	1	(3)
Non-interest expenses	18	21	(49)
Income taxes	4	5	(14)
Net income (loss)	7	8	(28)
Impact on EPS:
Basic	$0.01	$0.01	$(0.03)
Diluted	0.01	0.01	(0.03)
Average USD appreciation (depreciation) relative to CAD	1.6%	1.8%	(1.7)%
Review of quarterly financial information

$ millions, except per share amounts, for the three months ended			2026				2025	2024
	Jul. 31	Apr. 30	Jan. 31	Oct. 31	Jul. 31	Apr. 30	Jan. 31	Oct. 31
Revenue
Canadian Personal and Business Banking	$3,344	$3,174	$3,295	$3,188	$3,061	$2,859	$2,923	$2,842
Canadian Commercial Banking and Wealth Management	2,037	1,918	1,923	1,836	1,723	1,640	1,703	1,602
U.S. Commercial Banking and Wealth Management	863	821	874	810	790	769	847	733
Capital Markets	1,834	1,868	2,017	1,523	1,506	1,545	1,574	1,155
Corporate and Other	290	225	289	219	174	209	234	285
Total revenue	$8,368	$8,006	$8,398	$7,576	$7,254	$7,022	$7,281	$6,617
Net interest income	$4,507	$4,345	$4,308	$4,132	$4,048	$3,788	$3,801	$3,633
Non-interest income	3,861	3,661	4,090	3,444	3,206	3,234	3,480	2,984
Total revenue	8,368	8,006	8,398	7,576	7,254	7,022	7,281	6,617
Provision for credit losses	564	605	568	605	559	605	573	419
Non-interest expenses	4,685	4,199	4,329	4,179	3,976	3,819	3,878	3,791
Income before income taxes	3,119	3,202	3,501	2,792	2,719	2,598	2,830	2,407
Income taxes	710	737	401	612	623	591	659	525
Net income	$2,409	$2,465	$3,100	$2,180	$2,096	$2,007	$2,171	$1,882
Net income attributable to non-controlling interests	$10	$8	$7	$6	$2	$9	$8	$8
Preferred shareholders and other equity instrument holders	128	114	106	116	82	78	88	72
Common shareholders	2,271	2,343	2,987	2,058	2,012	1,920	2,075	1,802
Net income attributable to equity shareholders	$2,399	$2,457	$3,093	$2,174	$2,094	$1,998	$2,163	$1,874
EPS – basic	$2.49	$2.55	$3.23	$2.21	$2.16	$2.05	$2.20	$1.91
– diluted	2.47	2.53	3.21	2.20	2.15	2.04	2.19	1.90
Our quarterly results are modestly affected by seasonal factors. The second quarter has fewer days as compared with the other quarters, generally leading to lower earnings. The summer months (July – third quarter and August – fourth quarter) typically experience lower levels of market activity, which affects our brokerage, investment management, and capital markets activities.

6	CIBC THIRD QUARTER 2026

Revenue
Revenue in our lending and deposit-taking businesses is generally driven by volume growth, fees related to client transaction activity and the interest rate environment. Our wealth management businesses are driven by net sales activity impacting AUA and AUM, the level of client investment activity and market conditions. Capital markets revenue is also influenced, to a large extent, by market conditions affecting client trading, underwriting and advisory activity.
Canadian Personal and Business Banking benefitted from loan growth and favourable asset mix through the periods presented above, underpinned by organic client growth, along with building and deepening relationships across our client base.
Canadian Commercial Banking and Wealth Management revenue has benefitted from commercial banking volume growth and positive investor sentiment in wealth management. In commercial banking, revenue growth has been driven by client demand. In wealth management, AUA and AUM growth and associated fee income have been helped by market appreciation and strong sales activity across our distribution channels.
U.S. Commercial Banking and Wealth Management revenue has continued to benefit from growth in our core businesses, supported by our ongoing strategy of deepening client relationships. Loan volumes had been growing since the fourth quarter of 2024, except for the fourth quarter of 2025, which experienced high payoffs. Deposit balances have trended up and have increased from the fourth quarter of 2024, except for the declines in the second and third quarters of 2025 due to drawdowns of short-term placements. In our wealth management segment, AUM has shown growth, contributing to higher fee income. This positive trend has been supported by market appreciation, despite some volatility experienced in the first half of 2025 and 2026.
Capital Markets had consistently higher trading revenue in 2025 compared with 2024, driven by robust market conditions and strong client activity. The first three quarters of 2026 had continued strong trading revenue and higher underwriting and advisory activity.
Corporate and Other included investment losses and impairment on debt securities in International banking in the third quarter of 2025. The first quarter of 2026 included an equity pick-up gain in our strategic investment portfolio.
Provision for credit losses
Provision for credit losses is dependent upon the credit cycle, on the credit performance of the loan portfolios, and changes in our economic outlook. We have been operating in an uncertain macroeconomic environment in which there is considerable judgment involved in the estimation of ECL.
Trade policy uncertainty impacted our provision for credit losses on performing loans in fiscal 2025, and in fiscal 2026 through to the current quarter. Unfavourable credit migration in the U.S. real estate and construction sector also negatively impacted our provision for credit losses on performing loans in the U.S. in the fourth quarter of 2025, and the third quarter of 2026, while positive credit migration, including from loan sales, impacted our provision for credit losses on performing loans in the U.S. in the third quarter of 2026.
In Canadian Personal and Business Banking, provisions on impaired loans increased in fiscal 2025 and remained elevated in fiscal 2026 through the current quarter, due to the unfavourable macroeconomic environment for the retail portfolios.
In Canadian Commercial Banking and Wealth Management, the first, second and third quarters of 2026 had higher provisions on impaired loans.
In U.S. Commercial Banking and Wealth Management, higher provisions on impaired loans in the fourth quarter of 2024 were attributable to the real estate and construction sector. Impairment losses from this sector and other sectors were also higher in the first, second and third quarters of 2025, and the first quarter of 2026.
In Capital Markets, the fourth quarter of 2024, the third and fourth quarters of 2025, and the third quarter of 2026 included higher provisions on impaired loans.
In Corporate and Other, provisions for impaired loans in International banking have remained relatively stable.
Non-interest expenses
Non-interest expenses have increased throughout the period presented primarily due to employee compensation expenses and spending on strategic and other initiatives. The third quarter of 2026 included charges related to our announced sale of CIBC Caribbean, shown as an item of note. The first quarters of 2025 and 2026 included higher legal provisions.
Income taxes
Income taxes vary with changes in taxable income in the jurisdictions in which the income is earned. The first quarter of 2026 included income tax recoveries related to a capital gains distribution and utilization of capital losses, which was shown as an item of note.

CIBC THIRD QUARTER 2026	7

Non-GAAP measures
We use a number of financial measures to assess the performance of our business lines as described below. Some measures are calculated in accordance with GAAP (IFRS), while other measures do not have a standardized meaning under GAAP, and accordingly, these measures may not be comparable to similar measures used by other companies. Investors may find these non-GAAP measures, which include non-GAAP financial measures and non-GAAP ratios as defined in National Instrument 52-112 “Non-GAAP and Other Financial Measures Disclosure”, useful in understanding how management views underlying business performance.
Adjusted measures
Management assesses results on a reported and adjusted basis and considers both as useful measures of performance. Adjusted measures, which include adjusted total revenue, adjusted provision for credit losses, adjusted non-interest expenses, adjusted income before income taxes, adjusted income taxes and adjusted net income, in addition to the adjusted measures noted below, remove items of note from reported results to calculate our adjusted results. Items of note include the amortization of intangible assets, and certain items of significance that arise from time to time which management believes are not reflective of underlying business performance. We believe that adjusted measures provide the reader with a better understanding of how management assesses underlying business performance and facilitates a more informed analysis of trends. While we believe that adjusted measures may facilitate comparisons between our results and those of some of our Canadian peer banks, which make similar adjustments in their public disclosure, it should be noted that there is no standardized meaning for adjusted measures under GAAP.
See the “Strategic business units overview” section and Note 29 to our consolidated financial statements included in our 2025 Annual Report for further details.
Adjusted diluted EPS
We adjust our reported diluted EPS to remove the impact of items of note, net of income taxes, to calculate the adjusted EPS.
Adjusted efficiency ratio
We adjust our reported revenue and non-interest expenses to remove the impact of items of note.
Adjusted operating leverage
We adjust our reported revenue and non-interest expenses to remove the impact of items of note.
Adjusted dividend payout ratio
We adjust our reported net income attributable to common shareholders to remove the impact of items of note, net of income taxes, to calculate the adjusted dividend payout ratio.
Adjusted return on common shareholders’ equity
We adjust our reported net income attributable to common shareholders to remove the impact of items of note, net of income taxes, to calculate the adjusted return on common shareholders’ equity.
Adjusted effective tax rate
We adjust our reported income before income taxes and reported income taxes to remove the impact of items of note, to calculate the adjusted effective tax rate.
Pre-provision, pre-tax earnings
Pre-provision, pre-tax earnings is calculated as revenue net of non-interest expenses, and provides the reader with an assessment of our ability to generate earnings to cover credit losses through the credit cycle, as well as an additional basis for comparing underlying business performance between periods by excluding the impact of provision for credit losses, which involves the application of judgments and estimates related to matters that are uncertain and can vary significantly between periods. We adjust our pre-provision, pre-tax earnings to remove the impact of items of note to calculate the adjusted pre-provision, pre-tax earnings. As discussed above, we believe that adjusted measures provide the reader with a better understanding of how management assesses underlying business performance and facilitates a more informed analysis of trends.
Allocated common equity
Common equity is allocated to the SBUs based on the estimated amount of regulatory capital required to support their businesses (as determined for the consolidated bank pursuant to OSFI’s regulatory capital requirements and internal targets). Unallocated common equity is reported in Corporate and Other. Allocating capital on this basis provides a consistent framework to evaluate the returns of each SBU commensurate with the risk assumed. For additional information, see the “Risks arising from business activities” section.
Segmented return on equity
We use return on equity on a segmented basis as one of the measures for performance evaluation and resource allocation decisions. While return on equity for total CIBC provides a measure of return on common equity, return on equity on a segmented basis provides a similar metric based on allocated common equity to our SBUs. As a result, segmented return on equity is a non-GAAP ratio. Segmented return on equity is calculated as net income attributable to common shareholders for each SBU expressed as a percentage of average allocated common equity, which is the average of monthly allocated common equity during the period. Effective the first quarter of 2026, a change in the allocation methodology that takes into account both RWA and leverage exposure of the SBU was applied, which results in a portion of net income (loss) attributable to preferred shareholders and other equity instrument holders in Corporate and Other being allocated to the SBUs with a corresponding reduction in the net income (loss) attributable to common shareholders in the SBUs. This change in allocation had no impact on the consolidated bank reported and adjusted return on common shareholders’ equity.

8	CIBC THIRD QUARTER 2026

The following table provides a reconciliation of GAAP (reported) results to non-GAAP (adjusted) results on a segmented basis.

$ millions, for the three months ended July 31, 2026	Canadian Personal and Business Banking	Canadian Commercial Banking and Wealth Management	U.S. Commercial Banking and Wealth Management	Capital Markets	Corporate and Other	CIBC Total	U.S. Commercial Banking and Wealth Management (US$ millions)
Operating results – reported
Total revenue	$3,344	$2,037	$863	$1,834	$290	$8,368	$618
Provision for (reversal of) credit losses	427	145	(32)	28	(4)	564	(23)
Non-interest expenses	1,643	1,037	478	857	670	4,685	343
Income (loss) before income taxes	1,274	855	417	949	(376)	3,119	298
Income taxes	326	236	97	227	(176)	710	70
Net income (loss)	948	619	320	722	(200)	2,409	228
Net income attributable to non-controlling interests	–	–	–	–	10	10	–
Preferred shareholders and other equity instrument holders	11	6	5	42	64	128	4
Common shareholders	937	613	315	680	(274)	2,271	224
Net income (loss) attributable to equity shareholders	948	619	320	722	(210)	2,399	228
Diluted EPS ($)						$2.47
Impact of items of note (1)
Revenue
Amortization of acquisition-related intangible assets (2)	$–	$–	$2	$–	$–	$2	$1
Impact of items of note on revenue	–	–	2	–	–	2	1
Non-interest expenses
Amortization of acquisition-related intangible assets	(6)	–	(2)	–	–	(8)	(1)
Charges related to our announced sale of CIBC Caribbean	–	–	–	–	(269)	(269)	–
Impact of items of note on non-interest expenses	(6)	–	(2)	–	(269)	(277)	(1)
Total pre-tax impact of items of note on net income	6	–	4	–	269	279	2
Income taxes
Amortization of acquisition-related intangible assets (2)	1	–	2	–	–	3	1
Charges related to our announced sale of CIBC Caribbean	–	–	–	–	37	37	–
Impact of items of note on income taxes	1	–	2	–	37	40	1
Total after-tax impact of items of note on net income	$5	$–	$2	$–	$232	$239	$1
Impact of items of note on diluted EPS ($) (3)						$0.26
Operating results – adjusted (4)
Total revenue – adjusted	$3,344	$2,037	$865	$1,834	$290	$8,370	$619
Provision for (reversal of) credit losses – adjusted	427	145	(32)	28	(4)	564	(23)
Non-interest expenses – adjusted	1,637	1,037	476	857	401	4,408	342
Income (loss) before income taxes – adjusted	1,280	855	421	949	(107)	3,398	300
Income taxes – adjusted	327	236	99	227	(139)	750	71
Net income – adjusted	953	619	322	722	32	2,648	229
Net income attributable to non-controlling interests – adjusted	–	–	–	–	10	10	–
Preferred shareholders and other equity instrument holders – adjusted	11	6	5	42	64	128	4
Common shareholders – adjusted	942	613	317	680	(42)	2,510	225
Net income attributable to equity shareholders – adjusted	953	619	322	722	22	2,638	229

Adjusted diluted EPS ($)						$2.73
(1)	Items of note are removed from reported results to calculate adjusted results.
(2)	Includes the amortization of acquisition-related intangible assets that are a component of equity-accounted associates.
(3)	Includes the impact of rounding differences between diluted EPS and adjusted diluted EPS.
(4)	Adjusted to exclude the impact of items of note. Adjusted measures are non-GAAP measures.

CIBC THIRD QUARTER 2026	9

The following table provides a reconciliation of GAAP (reported) results to non-GAAP (adjusted) results on a segmented basis.

$ millions, for the three months ended April 30, 2026	Canadian Personal and Business Banking	Canadian Commercial Banking and Wealth Management	U.S. Commercial Banking and Wealth Management	Capital Markets	Corporate and Other	CIBC Total	U.S. Commercial Banking and Wealth Management (US$ millions)
Operating results – reported
Total revenue	$3,174	$1,918	$821	$1,868	$225	$8,006	$599
Provision for (reversal of) credit losses	474	121	21	(15)	4	605	16
Non-interest expenses	1,571	960	469	807	392	4,199	342
Income (loss) before income taxes	1,129	837	331	1,076	(171)	3,202	241
Income taxes	283	223	71	284	(124)	737	51
Net income (loss)	846	614	260	792	(47)	2,465	190
Net income attributable to non-controlling interests	–	–	–	–	8	8	–
Preferred shareholders and other equity instrument holders	10	6	4	39	55	114	3
Common shareholders	836	608	256	753	(110)	2,343	187
Net income (loss) attributable to equity shareholders	846	614	260	792	(55)	2,457	190
Diluted EPS ($)						$2.53
Impact of items of note (1)
Non-interest expenses
Amortization of acquisition-related intangible assets	$(7)	$–	$(1)	$–	$–	$(8)	$(1)
Impact of items of note on non-interest expenses	(7)	–	(1)	–	–	(8)	(1)
Total pre-tax impact of items of note on net income	7	–	1	–	–	8	1
Income taxes
Amortization of acquisition-related intangible assets	2	–	–	–	–	2	–
Impact of items of note on income taxes	2	–	–	–	–	2	–
Total after-tax impact of items of note on net income	$5	$–	$1	$–	$–	$6	$1
Impact of items of note on diluted EPS ($) (3)						$0.01
Operating results – adjusted (4)
Total revenue – adjusted	$3,174	$1,918	$821	$1,868	$225	$8,006	$599
Provision for (reversal of) credit losses – adjusted	474	121	21	(15)	4	605	16
Non-interest expenses – adjusted	1,564	960	468	807	392	4,191	341
Income (loss) before income taxes – adjusted	1,136	837	332	1,076	(171)	3,210	242
Income taxes – adjusted	285	223	71	284	(124)	739	51
Net income (loss) – adjusted	851	614	261	792	(47)	2,471	191
Net income attributable to non-controlling interests – adjusted	–	–	–	–	8	8	–
Preferred shareholders and other equity instrument holders – adjusted	10	6	4	39	55	114	3
Common shareholders – adjusted	841	608	257	753	(110)	2,349	188
Net income (loss) attributable to equity shareholders – adjusted	851	614	261	792	(55)	2,463	191

Adjusted diluted EPS ($)						$2.54
See previous page for footnote references.

10	CIBC THIRD QUARTER 2026

The following table provides a reconciliation of GAAP (reported) results to non-GAAP (adjusted) results on a segmented basis.

$ millions, for the three months ended July 31, 2025	Canadian Personal and Business Banking	Canadian Commercial Banking and Wealth Management	U.S. Commercial Banking and Wealth Management	Capital Markets	Corporate and Other	CIBC Total	U.S. Commercial Banking and Wealth Management (US$ millions)
Operating results – reported
Total revenue	$3,061	$1,723	$790	$1,506	$174	$7,254	$576
Provision for credit losses	444	21	17	76	1	559	14
Non-interest expenses	1,517	879	450	721	409	3,976	327
Income (loss) before income taxes	1,100	823	323	709	(236)	2,719	235
Income taxes	288	225	69	169	(128)	623	49
Net income (loss)	812	598	254	540	(108)	2,096	186
Net income attributable to non-controlling interests	–	–	–	–	2	2	–
Preferred shareholders and other equity instrument holders	–	–	–	–	82	82	–
Common shareholders	812	598	254	540	(192)	2,012	186
Net income (loss) attributable to equity shareholders	812	598	254	540	(110)	2,094	186
Diluted EPS ($)						$2.15
Impact of items of note (1)
Non-interest expenses
Amortization of acquisition-related intangible assets	$(7)	$–	$(4)	$–	$–	$(11)	$(3)
Impact of items of note on non-interest expenses	(7)	–	(4)	–	–	(11)	(3)
Total pre-tax impact of items of note on net income	7	–	4	–	–	11	3
Income taxes
Amortization of acquisition-related intangible assets	2	–	1	–	–	3	1
Impact of items of note on income taxes	2	–	1	–	–	3	1
Total after-tax impact of items of note on net income	$5	$–	$3	$–	$–	$8	$2
Impact of items of note on diluted EPS ($) (3)						$0.01
Operating results – adjusted (4)
Total revenue – adjusted	$3,061	$1,723	$790	$1,506	$174	$7,254	$576
Provision for credit losses – adjusted	444	21	17	76	1	559	14
Non-interest expenses – adjusted	1,510	879	446	721	409	3,965	324
Income (loss) before income taxes – adjusted	1,107	823	327	709	(236)	2,730	238
Income taxes – adjusted	290	225	70	169	(128)	626	50
Net income (loss) – adjusted	817	598	257	540	(108)	2,104	188
Net income attributable to non-controlling interests – adjusted	–	–	–	–	2	2	–
Preferred shareholders and other equity instrument holders – adjusted	–	–	–	–	82	82	–
Common shareholders – adjusted	817	598	257	540	(192)	2,020	188
Net income (loss) attributable to equity shareholders – adjusted	817	598	257	540	(110)	2,102	188

Adjusted diluted EPS ($)						$2.16
See previous pages for footnote references.

CIBC THIRD QUARTER 2026	11

The following table provides a reconciliation of GAAP (reported) results to non-GAAP (adjusted) results on a segmented basis.

$ millions, for the nine months ended July 31, 2026	Canadian Personal and Business Banking	Canadian Commercial Banking and Wealth Management	U.S. Commercial Banking and Wealth Management	Capital Markets	Corporate and Other	CIBC Total	U.S. Commercial Banking and Wealth Management (US$ millions)
Operating results – reported
Total revenue	$9,813	$5,878	$2,558	$5,719	$804	$24,772	$1,847
Provision for credit losses	1,347	350	10	20	10	1,737	8
Non-interest expenses	4,772	2,938	1,430	2,500	1,573	13,213	1,033
Income (loss) before income taxes	3,694	2,590	1,118	3,199	(779)	9,822	806
Income taxes	940	710	244	808	(854)	1,848	176
Net income	2,754	1,880	874	2,391	75	7,974	630
Net income attributable to non-controlling interests	–	–	–	–	25	25	–
Preferred shareholders and other equity instrument holders	33	18	14	122	161	348	10
Common shareholders	2,721	1,862	860	2,269	(111)	7,601	620
Net income attributable to equity shareholders	2,754	1,880	874	2,391	50	7,949	630
Diluted EPS ($)						$8.22
Impact of items of note (1)
Revenue
Amortization of acquisition-related intangible assets (2)	$–	$–	$2	$–	$–	$2	$1
Impact of items of note on revenue	–	–	2	–	–	2	1
Non-interest expenses
Amortization of acquisition-related intangible assets	(19)	–	(7)	–	–	(26)	(5)
Charges related to our announced sale of CIBC Caribbean	–	–	–	–	(269)	(269)	–
Impact of items of note on non-interest expenses	(19)	–	(7)	–	(269)	(295)	(5)
Total pre-tax impact of items of note on net income	19	–	9	–	269	297	6
Income taxes
Amortization of acquisition-related intangible assets (2)	5	–	3	–	–	8	2
Charges related to our announced sale of CIBC Caribbean	–	–	–	–	37	37	–
Income tax recoveries related to a capital gains distribution and utilization of capital losses	–	–	–	–	422	422	–
Impact of items of note on income taxes	5	–	3	–	459	467	2
Total after-tax impact of items of note on net income	$14	$–	$6	$–	$(190)	$(170)	$4
Impact of items of note on diluted EPS ($) (3)						$(0.19)
Operating results – adjusted (4)
Total revenue – adjusted	$9,813	$5,878	$2,560	$5,719	$804	$24,774	$1,848
Provision for credit losses – adjusted	1,347	350	10	20	10	1,737	8
Non-interest expenses – adjusted	4,753	2,938	1,423	2,500	1,304	12,918	1,028
Income (loss) before income taxes – adjusted	3,713	2,590	1,127	3,199	(510)	10,119	812
Income taxes – adjusted	945	710	247	808	(395)	2,315	178
Net income (loss) – adjusted	2,768	1,880	880	2,391	(115)	7,804	634
Net income attributable to non-controlling interests – adjusted	–	–	–	–	25	25	–
Preferred shareholders and other equity instrument holders – adjusted	33	18	14	122	161	348	10
Common shareholders – adjusted	2,735	1,862	866	2,269	(301)	7,431	624

Net income (loss) attributable to equity shareholders – adjusted	2,768	1,880	880	2,391	(140)	7,779	634

Adjusted diluted EPS ($)						$8.03
See previous pages for footnote references.

12	CIBC THIRD QUARTER 2026

The following table provides a reconciliation of GAAP (reported) results to non-GAAP (adjusted) results on a segmented basis.

$ millions, for the nine months ended July 31, 2025	Canadian Personal and Business Banking	Canadian Commercial Banking and Wealth Management	U.S. Commercial Banking and Wealth Management	Capital Markets	Corporate and Other	CIBC Total	U.S. Commercial Banking and Wealth Management (US$ millions)
Operating results – reported
Total revenue	$8,843	$5,066	$2,406	$4,625	$617	$21,557	$1,709
Provision for credit losses	1,261	114	208	131	23	1,737	148
Non-interest expenses	4,455	2,565	1,361	2,145	1,147	11,673	966
Income (loss) before income taxes	3,127	2,387	837	2,349	(553)	8,147	595
Income taxes	816	649	154	624	(370)	1,873	109
Net income (loss)	2,311	1,738	683	1,725	(183)	6,274	486
Net income attributable to non-controlling interests	–	–	–	–	19	19	–
Preferred shareholders and other equity instrument holders	–	–	–	–	248	248	–
Common shareholders	2,311	1,738	683	1,725	(450)	6,007	486
Net income (loss) attributable to equity shareholders	2,311	1,738	683	1,725	(202)	6,255	486
Diluted EPS ($)						$6.37
Impact of items of note (1)
Non-interest expenses
Amortization of acquisition-related intangible assets	$(20)	$–	$(14)	$–	$–	$(34)	$(10)
Impact of items of note on non-interest expenses	(20)	–	(14)	–	–	(34)	(10)
Total pre-tax impact of items of note on net income	20	–	14	–	–	34	10
Income taxes
Amortization of acquisition-related intangible assets	5	–	4	–	–	9	3
Impact of items of note on income taxes	5	–	4	–	–	9	3
Total after-tax impact of items of note on net income	$15	$–	$10	$–	$–	$25	$7
Impact of items of note on diluted EPS ($) (3)						$0.03
Operating results – adjusted (4)
Total revenue – adjusted	$8,843	$5,066	$2,406	$4,625	$617	$21,557	$1,709
Provision for credit losses – adjusted	1,261	114	208	131	23	1,737	148
Non-interest expenses – adjusted	4,435	2,565	1,347	2,145	1,147	11,639	956
Income (loss) before income taxes – adjusted	3,147	2,387	851	2,349	(553)	8,181	605
Income taxes – adjusted	821	649	158	624	(370)	1,882	112
Net income (loss) – adjusted	2,326	1,738	693	1,725	(183)	6,299	493
Net income attributable to non-controlling interests – adjusted	–	–	–	–	19	19	–
Preferred shareholders and other equity instrument holders – adjusted	–	–	–	–	248	248	–
Common shareholders – adjusted	2,326	1,738	693	1,725	(450)	6,032	493

Net income (loss) attributable to equity shareholders – adjusted	2,326	1,738	693	1,725	(202)	6,280	493

Adjusted diluted EPS ($)						$6.40
See previous pages for footnote references.

CIBC THIRD QUARTER 2026	13

The following table provides a reconciliation of GAAP (reported) net income to non-GAAP (adjusted) pre-provision, pre-tax earnings on a segmented basis.

$ millions, for the three months ended		Canadian Personal and Business Banking	Canadian Commercial Banking and Wealth Management	U.S. Commercial Banking and Wealth Management	Capital Markets	Corporate and Other	CIBC Total	U.S. Commercial Banking and Wealth Management (US$ millions)
2026	Net income (loss)	$948	$619	$320	$722	$(200)	$2,409	$228
Jul. 31	Add: provision for (reversal of) credit losses	427	145	(32)	28	(4)	564	(23)
	Add: income taxes	326	236	97	227	(176)	710	70
	Pre-provision (reversal), pre-tax earnings (losses) (1)	1,701	1,000	385	977	(380)	3,683	275
	Pre-tax impact of items of note (2)	6	–	4	–	269	279	2
	Adjusted pre-provision (reversal), pre-tax earnings (losses) (3)	$1,707	$1,000	$389	$977	$(111)	$3,962	$277
2026	Net income (loss)	$846	$614	$260	$792	$(47)	$2,465	$190
Apr. 30	Add: provision for (reversal of) credit losses	474	121	21	(15)	4	605	16
	Add: income taxes	283	223	71	284	(124)	737	51
	Pre-provision (reversal), pre-tax earnings (losses) (1)	1,603	958	352	1,061	(167)	3,807	257
	Pre-tax impact of items of note (2)	7	–	1	–	–	8	1
	Adjusted pre-provision (reversal), pre-tax earnings (losses) (3)	$1,610	$958	$353	$1,061	$(167)	$3,815	$258
2025	Net income (loss)	$812	$598	$254	$540	$(108)	$2,096	$186
Jul. 31	Add: provision for credit losses	444	21	17	76	1	559	14
	Add: income taxes	288	225	69	169	(128)	623	49
	Pre-provision (reversal), pre-tax earnings (losses) (1)	1,544	844	340	785	(235)	3,278	249
	Pre-tax impact of items of note (2)	7	–	4	–	–	11	3
	Adjusted pre-provision (reversal), pre-tax earnings (losses) (3)	$1,551	$844	$344	$785	$(235)	$3,289	$252

$ millions, for the nine months ended
2026	Net income	$2,754	$1,880	$874	$2,391	$75	$7,974	$630
Jul. 31	Add: provision for credit losses	1,347	350	10	20	10	1,737	8
	Add: income taxes	940	710	244	808	(854)	1,848	176
	Pre-provision (reversal), pre-tax earnings (losses) (1)	5,041	2,940	1,128	3,219	(769)	11,559	814
	Pre-tax impact of items of note (2)	19	–	9	–	269	297	6
	Adjusted pre-provision (reversal), pre-tax earnings (losses) (3)	$5,060	$2,940	$1,137	$3,219	$(500)	$11,856	$820
2025	Net income (loss)	$2,311	$1,738	$683	$1,725	$(183)	$6,274	$486
Jul. 31	Add: provision for credit losses	1,261	114	208	131	23	1,737	148
	Add: income taxes	816	649	154	624	(370)	1,873	109
	Pre-provision (reversal), pre-tax earnings (losses) (1)	4,388	2,501	1,045	2,480	(530)	9,884	743
	Pre-tax impact of items of note (2)	20	–	14	–	–	34	10
	Adjusted pre-provision (reversal), pre-tax earnings (losses) (3)	$4,408	$2,501	$1,059	$2,480	$(530)	$9,918	$753
(1)	Non-GAAP measure.
(2)	Items of note are removed from reported results to calculate adjusted results.
(3)	Adjusted to exclude the impact of items of note. Adjusted measures are non-GAAP measures.
Strategic business units overview
CIBC has four SBUs – Canadian Personal and Business Banking, Canadian Commercial Banking and Wealth Management, U.S. Commercial Banking and Wealth Management, and Capital Markets. These SBUs are supported by the following functional groups – Chief Administrative Office, Global Technology, Data and AI, Risk Management, People, Culture and Talent, and Finance and Enterprise Strategy, as well as other support groups, which all are included within Corporate and Other. The expenses of these functional and support groups are generally allocated to the business lines within the SBUs. Corporate and Other also includes the results of CIBC Caribbean and other portfolio investments, as well as other income statement and balance sheet items not directly attributable to the business lines. The key methodologies and assumptions used in reporting the financial results of our SBUs are provided on page 16 of our 2025 Annual Report.
As announced on May 28, 2026, upon the completion of supporting changes in our internal management reporting processes in the fourth quarter of 2026, we will realign the external reporting of our commercial banking and wealth management businesses, currently within the Canadian Commercial Banking and Wealth Management, and the U.S. Commercial Banking and Wealth Management SBUs, to form two new SBUs: Commercial Banking (consisting of Canadian and U.S. Commercial banking), and Wealth Management (consisting of Canadian and U.S. Wealth management). As part of this realignment, certain corporate costs that were previously recognized in Corporate and Other will be allocated to all four of our SBUs, including Canadian Personal and Business Banking and Capital Markets. Prior period amounts will be restated in the fourth quarter to reflect these changes for consistent presentation across all reporting periods. While the changes will impact the results of our SBUs and Corporate and Other to reflect the new SBU structure and corporate cost allocation methodology, there will be no impact on our consolidated financial results.

14	CIBC THIRD QUARTER 2026

Canadian Personal and Business Banking
Canadian Personal and Business Banking
provides clients across Canada with financial solutions, services and advice through our dedicated team members in banking centres and contact centres, as well as leading mobile and online banking platforms to help make their ambitions a reality.
Results
(1)

	For the three months ended			For the nine months ended
$ millions	2026 Jul. 31	2026 Apr. 30	2025 Jul. 31	2026 Jul. 31	2025 Jul. 31
Revenue	$3,344	$3,174	$3,061	$9,813	$8,843
Provision for credit losses
Impaired	394	397	361	1,117	1,025
Performing	33	77	83	230	236
Total provision for credit losses	427	474	444	1,347	1,261
Non-interest expenses	1,643	1,571	1,517	4,772	4,455
Income before income taxes	1,274	1,129	1,100	3,694	3,127
Income taxes	326	283	288	940	816
Net income	$948	$846	$812	$2,754	$2,311
Preferred shareholders and other equity instrument holders (2)	$11	$10	$–	$33	$–
Common shareholders (2)	937	836	812	2,721	2,311
Net income attributable to equity shareholders	$948	$846	$812	$2,754	$2,311
Total revenue
Net interest income	$2,721	$2,581	$2,459	$7,954	$7,057
Non-interest income (3)	623	593	602	1,859	1,786
	$3,344	$3,174	$3,061	$9,813	$8,843
Net interest margin on average interest-earning assets	3.16%	3.12%	2.91%	3.13%	2.83%
Efficiency ratio	49.1%	49.5%	49.6%	48.6%	50.4%
Operating leverage	0.9%	4.7%	7.3%	3.9%	4.2%
Return on equity (4)	28.2%	26.2%	25.9%	27.9%	24.9%
Average allocated common equity (4)	$13,183	$13,040	$12,458	$13,025	$12,388
FTE (5)	17,413	17,624	13,800	17,413	13,800
(1)	For additional segmented information, see the notes to the interim consolidated financial statements.
(2)
Effective the first quarter of 2026, the change in the allocation methodology applied to calculate the segmented return on equity has resulted in a portion of net income attributable to preferred shareholders and other equity instrument holders being allocated from Corporate and Other to the SBUs with a corresponding reduction in the net income attributable to common shareholders in the SBUs. This change in allocation had no impact on the consolidated bank results. For additional details, see the “Non-GAAP measures” section.

(3)	Includes intersegment revenue, which represents internal sales commissions and revenue allocations under the Product Owner/Customer Segment/Distributor Channel allocation management model.
(4)	For additional information, see the “Non-GAAP measures” section.
(5)
The change in FTEs in the first quarter of 2026 included the net impact of FTE transfers from Corporate and Other to Canadian Personal and Business Banking to better align certain functions that are directly supporting the businesses and FTE transfers from Canadian Personal and Business Banking to Corporate and Other to reflect the centralization of certain administrative functions within Corporate and Other. This change has no impact on the SBU financial results as the related costs are reflected in the SBU in each period results either through our cost allocation process or through direct recognition by the business.

Q3/26 vs Q3/25
Net income for the quarter was $948 million, up $136 million from the same quarter last year, primarily due to higher revenue, partially offset by higher non-interest expenses.
Revenue was up $283 million or 9%. Net interest income was up $262 million or 11%, primarily due to higher net interest margin and loan growth. Non-interest income was up $21 million or 3%, primarily due to higher mutual fund distribution fees, partially offset by lower deposit and card fees.
Net interest margin on average interest-earning assets was up 25 basis points, primarily due to higher loan and deposit margins.
Provision for credit losses was down $17 million. Provision for credit losses on performing loans was down due to a favourable change in our economic outlook in the current quarter, compared to an unfavourable change in the same quarter last year. Partially offsetting this provision decrease, the current quarter included unfavourable credit migration, while the same quarter last year included favourable credit migration. Provision for credit losses on impaired loans was up, due to higher write-offs in credit cards and the personal lending portfolio, partially offset by a lower allowance increase for impaired balances.
Non-interest expenses were up $126 million or 8%, primarily due to higher spending on technology and other strategic initiatives, and employee-related compensation.
Q3/26 vs Q2/26
Net income was up $102 million from the prior quarter, primarily due to higher revenue and a lower provision for credit losses, partially offset by higher non-interest expenses.
Revenue was up $170 million or 5%. Net interest income was up $140 million or 5%, primarily due to the impact of additional days in the current quarter, and higher net interest margin and loan growth. Non-interest income was up $30 million or 5%, primarily due to higher mutual fund distribution and card fees.
Net interest margin on average interest-earning assets was up 4 basis points, primarily due to higher loan and deposit margins.

CIBC THIRD QUARTER 2026	15

Provision for credit losses was down $47 million. Provision for credit losses on performing loans was down due to a favourable change in our economic outlook in the current quarter, compared to an unfavourable change in the prior quarter. Partially offsetting this provision decrease, the current quarter included unfavourable credit migration, while the prior quarter included favourable credit migration. Provision for credit losses on impaired loans was down slightly, compared with the prior quarter.
Non-interest expenses were up $72 million or 5%, primarily due to employee-related compensation and higher spending on technology and other strategic initiatives.
Q3/26 vs Q3/25 (Year-to-date)
Net income for the nine months ended was $2,754 million, up $443 million from the same period in 2025, primarily due to higher revenue, partially offset by higher non-interest expenses and a higher provision for credit losses.
Revenue was up $970 million or 11%. Net interest income was up $897 million or 13%, primarily due to higher net interest margin and loan growth. Non-interest income was up $73 million or 4%, primarily due to higher mutual fund distribution fees, partially offset by lower card fees.
Net interest margin on average interest-earning assets was up 30 basis points, primarily due to higher loan and deposit margins.
Provision for credit losses was up $86 million. Provision for credit losses on performing loans was down slightly due to a less unfavourable change in our economic outlook and a less unfavourable impact of model parameter updates in the current period, partially offset by unfavourable credit migration in the current period compared to favourable credit migration in the comparative period. Provision for credit losses on impaired loans was up, primarily due to higher write-offs in credit cards and the personal lending portfolio, and higher impaired balances, partially offset by the favourable impact of model parameter updates in residential mortgages.
Non-interest expenses were up $317 million or 7%, primarily due to higher spending on technology and other strategic initiatives, and employee-related compensation.
Canadian Commercial Banking and Wealth Management
Canadian Commercial Banking and Wealth Management
provides high-touch, relationship-oriented banking and wealth management services to middle-market companies, entrepreneurs, high-net-worth individuals and families across Canada. Our offering also includes an online brokerage platform for retail clients and asset management services for institutional investors.
Results
(1)

	For the three months ended			For the nine months ended
$ millions	2026 Jul. 31	2026 Apr. 30	2025 Jul. 31	2026 Jul. 31	2025 Jul. 31
Revenue
Commercial banking	$752	$728	$679	$2,213	$2,016
Wealth management	1,285	1,190	1,044	3,665	3,050
Total revenue	2,037	1,918	1,723	5,878	5,066
Provision for (reversal of) credit losses
Impaired	132	97	25	328	72
Performing	13	24	(4)	22	42
Total provision for credit losses	145	121	21	350	114
Non-interest expenses	1,037	960	879	2,938	2,565
Income before income taxes	855	837	823	2,590	2,387
Income taxes	236	223	225	710	649
Net income	$619	$614	$598	$1,880	$1,738
Preferred shareholders and other equity instrument holders (2)	$6	$6	$–	$18	$–
Common shareholders (2)	613	608	598	1,862	1,738
Net income attributable to equity shareholders	$619	$614	$598	$1,880	$1,738
Total revenue
Net interest income	$872	$829	$751	$2,531	$2,176
Non-interest income (3)	1,165	1,089	972	3,347	2,890
	$2,037	$1,918	$1,723	$5,878	$5,066
Net interest margin on average interest-earning assets	3.11%	3.12%	2.89%	3.11%	2.89%
Efficiency ratio	50.9%	50.1%	51.0%	50.0%	50.6%
Operating leverage	0.3%	1.7%	2.2%	1.5%	0.3%
Return on equity (4)	23.1%	23.7%	23.8%	23.8%	23.6%
Average allocated common equity (4)	$10,562	$10,513	$9,977	$10,466	$9,832
FTE (5)	6,253	6,031	6,155	6,253	6,155
(1)	For additional segmented information, see the notes to the interim consolidated financial statements.
(2)
Effective the first quarter of 2026, the change in the allocation methodology applied to calculate the segmented return on equity has resulted in a portion of net income attributable to preferred shareholders and other equity instrument holders being allocated from Corporate and Other to the SBUs with a corresponding reduction in the net income attributable to common shareholders in the SBUs. This change in allocation had no impact on the consolidated bank results. For additional details, see the “Non-GAAP measures” section.

(3)	Includes intersegment revenue, which represents internal sales commissions and revenue allocations under the Product Owner/Customer Segment/Distributor Channel allocation management model.
(4)	For additional information, see the “Non-GAAP measures” section.
(5)
The change in FTEs in the first quarter of 2026 included the centralization of certain administrative functions within Corporate and Other. This change has no impact on the SBU financial results as the related costs previously reflected directly in the SBU are now reflected in the SBU results through our cost allocation process.

16	CIBC THIRD QUARTER 2026

Q3/26 vs Q3/25
Net income for the quarter was $619 million, up $21 million from the same quarter last year, primarily due to higher revenue, partially offset by higher non-interest expenses and a higher provision for credit losses.
Revenue was up $314 million or 18%.
Commercial banking revenue was up $73 million, primarily due to higher net interest margin and volume growth.
Wealth management revenue was up $241 million, primarily due to higher fee-based revenue from higher average AUA and AUM balances attributable to market appreciation, higher commission revenue from increased client activity and higher net interest income from higher net interest margin and volume growth.
Net interest margin on average interest-earning assets was up 22 basis points, primarily due to higher deposit margins and business mix.
Provision for credit losses was up $124 million. The current quarter included a provision for credit losses on performing loans due to unfavourable credit migration, partially offset by a favourable change in our economic outlook, while the same quarter last year included a small provision reversal. Provision for credit losses on impaired loans was up due to higher provisions in the retail and wholesale, and consumer goods manufacturing sectors.
Non-interest expenses were up $158 million or 18%, primarily due to higher performance-based and other employee-related compensation, and higher spending on technology and other strategic initiatives.
Q3/26 vs Q2/26
Net income was up $5 million from the prior quarter, primarily due to higher revenue, partially offset by higher non-interest expenses and a higher provision for credit losses.
Revenue was up $119 million or 6%.
Commercial banking revenue was up $24 million, primarily due to the impact of additional days in the current quarter and volume growth, partially offset by lower fee income.
Wealth management revenue was up $95 million, primarily due to higher fee-based revenue from higher average AUA and AUM balances attributable to market appreciation and higher commission revenue from increased client activity.
Net interest margin on average interest-earning assets was down 1 basis point.
Provision for credit losses was up $24 million. Provision for credit losses on performing loans was down due to a favourable change in our economic outlook in the current quarter, compared with an unfavourable change in the prior quarter, partially offset by higher unfavourable credit migration in the current quarter. Provision for credit losses on impaired loans was up due to higher provisions in the retail and wholesale, and consumer goods manufacturing sectors, partially offset by lower provisions in the hardware and software, and real estate and construction sectors.
Non-interest expenses were up $77 million or 8%, primarily due to higher performance-based and other employee-related compensation, and higher spending on technology and other strategic initiatives.
Q3/26 vs Q3/25 (Year-to-date)
Net income for the nine months ended was $1,880 million, up $142 million from the same period in 2025, primarily due to higher revenue, partially offset by higher non-interest expenses and a higher provision for credit losses.
Revenue was up $812 million or 16%.
Commercial banking revenue was up $197 million, primarily due to higher net interest margin and volume growth.
Wealth management revenue was up $615 million, primarily due to higher fee-based revenue from higher average AUA and AUM balances attributable to market appreciation, higher commission revenue from increased client activity and higher net interest income from higher net interest margin and volume growth.
Net interest margin on average interest-earning assets was up 22 basis points, primarily due to higher deposit margins and business mix.
Provision for credit losses was up $236 million. Provision for credit losses on performing loans was down due to a favourable change in our economic outlook in the current period, compared with an unfavourable change in the prior period, partially offset by unfavourable credit migration in the current period. Provision for credit losses on impaired loans was up, primarily due to higher provisions in the retail and wholesale, consumer goods manufacturing, hardware and software, and business services sectors.
Non-interest expenses were up $373 million or 15%, primarily due to higher performance-based and other employee-related compensation, and higher spending on technology and other strategic initiatives.

CIBC THIRD QUARTER 2026	17

U.S. Commercial Banking and Wealth Management
U.S. Commercial Banking and Wealth Management
provides tailored, relationship-oriented banking and wealth management solutions across the U.S., focusing on middle-market and mid-corporate companies, entrepreneurs, high-net-worth individuals and families, as well as operating private and small business banking services in strategic markets across the U.S.
Results in Canadian dollars
(1)

	For the three months ended			For the nine months ended
$ millions	2026 Jul. 31	2026 Apr. 30	2025 Jul. 31	2026 Jul. 31	2025 Jul. 31
Revenue
Commercial banking	$618	$587	$554	$1,818	$1,660
Wealth management	245	234	236	740	746
Total revenue	863	821	790	2,558	2,406
Provision for (reversal of) credit losses
Impaired	37	40	57	155	228
Performing	(69)	(19)	(40)	(145)	(20)
Total provision for (reversal of) credit losses	(32)	21	17	10	208
Non-interest expenses	478	469	450	1,430	1,361
Income before income taxes	417	331	323	1,118	837
Income taxes	97	71	69	244	154
Net income	$320	$260	$254	$874	$683
Preferred shareholders and other equity instrument holders (2)	$5	$4	$–	$14	$–
Common shareholders (2)	315	256	254	860	683
Net income attributable to equity shareholders	$320	$260	$254	$874	$683
Total revenue
Net interest income	$608	$577	$548	$1,785	$1,646
Non-interest income	255	244	242	773	760
	$863	$821	$790	$2,558	$2,406
Average allocated common equity (3)	$11,580	$11,283	$11,200	$11,399	$11,441
FTE (4)	3,360	3,235	3,196	3,360	3,196
(1)	For additional segmented information, see the notes to the interim consolidated financial statements.
(2)
Effective the first quarter of 2026, the change in the allocation methodology applied to calculate the segmented return on equity has resulted in a portion of net income attributable to preferred shareholders and other equity instrument holders being allocated from Corporate and Other to the SBUs with a corresponding reduction in the net income attributable to common shareholders in the SBUs. This change in allocation had no impact on the consolidated bank results. For additional details, see the “Non-GAAP measures” section.

(3)	For additional information, see the “Non-GAAP measures” section.
(4)
The change in FTEs in the first quarter of 2026 included the impact of FTE transfers from Corporate and Other to U.S. Commercial Banking and Wealth Management to better align certain functions that are directly supporting the businesses. This change has no impact on the SBU financial results as the related costs are reflected in the SBU in each period results either through our cost allocation process or through direct recognition by the business.

Results in U.S. dollars
(1)

	For the three months ended			For the nine months ended
US$ millions	2026 Jul. 31	2026 Apr. 30	2025 Jul. 31	2026 Jul. 31	2025 Jul. 31
Revenue
Commercial banking	$442	$428	$404	$1,312	$1,179
Wealth management	176	171	172	535	530
Total revenue	618	599	576	1,847	1,709
Provision for (reversal of) credit losses
Impaired	24	29	42	109	162
Performing	(47)	(13)	(28)	(101)	(14)
Total provision for (reversal of) credit losses	(23)	16	14	8	148
Non-interest expenses	343	342	327	1,033	966
Income before income taxes	298	241	235	806	595
Income taxes	70	51	49	176	109
Net income	$228	$190	$186	$630	$486
Preferred shareholders and other equity instrument holders (2)	$4	$3	$–	$10	$–
Common shareholders (2)	224	187	186	620	486
Net income attributable to equity shareholders	$228	$190	$186	$630	$486
Total revenue
Net interest income	$435	$421	$399	$1,289	$1,169
Non-interest income	183	178	177	558	540
	$618	$599	$576	$1,847	$1,709
Net interest margin on average interest-earning assets	3.76%	3.90%	3.78%	3.89%	3.77%
Efficiency ratio	55.5%	57.1%	57.0%	55.9%	56.6%
Operating leverage	2.9%	0.4%	0.9%	1.2%	10.4%
Return on equity (3)	10.8%	9.3%	9.0%	10.1%	8.0%
Average allocated common equity (3)	$8,296	$8,232	$8,150	$8,231	$8,124
(1)	For additional segmented information, see the notes to the interim consolidated financial statements.
(2)
Effective the first quarter of 2026, the change in the allocation methodology applied to calculate the segmented return on equity has resulted in a portion of net income attributable to preferred shareholders and other equity instrument holders being allocated from Corporate and Other to the SBUs with a corresponding reduction in the net income attributable to common shareholders in the SBUs. This change in allocation had no impact on the consolidated bank results. For additional details, see the “Non-GAAP measures” section.

(3)	For additional information, see the “Non-GAAP measures” section.

18	CIBC THIRD QUARTER 2026

Q3/26 vs Q3/25
Net income for the quarter was $320 million (US$228 million), up $66 million (US$42 million) from the same quarter last year, primarily due to higher revenue and a provision reversal in the current quarter compared with a provision for credit losses in the same quarter last year, partially offset by higher non-interest expenses.
Revenue was up US$42 million or 7%.
Commercial banking revenue was up US$38 million, primarily due to volume growth and higher net interest margin.
Wealth management revenue was comparable with the same quarter last year. Higher fee-based revenue from higher average AUM balances attributable to market appreciation largely offset lower net interest margin.
Net interest margin on average interest-earning assets was down 2 basis points.
Provision reversal of credit losses was US$23 million compared with a provision for credit losses of US$14 million in the same quarter last year. Provision reversal on performing loans was up as the current quarter included an allowance release related to a sale of a number of commercial real estate loans and a change in the economic outlook. Partially offsetting these provision decreases, the current quarter included unfavourable credit migration, while the same quarter last year included favourable credit migration. Provision for credit losses on impaired loans was down due to lower provisions in the real estate and construction, utilities, and capital goods manufacturing sectors, partially offset by higher provisions in the consumer goods manufacturing and agriculture sectors.
Non-interest expenses were up US$16 million or 5%, primarily due to higher employee compensation.
Q3/26 vs Q2/26
Net income was up $60 million (US$38 million) from the prior quarter, primarily due to higher revenue and a provision reversal in the current quarter compared with a provision for credit losses in the prior quarter.
Revenue was up US$19 million or 3%.
Commercial banking revenue was up US$14 million, primarily due to the impact of additional days in the current quarter and higher volumes, partially offset by lower net interest margin.
Wealth management revenue was up US$5 million, including from higher fee-based revenue from higher average AUM balances attributable to market appreciation.
Net interest margin on average interest-earning assets was down 14 basis points, primarily due to loan growth in excess of deposit growth and lower loan margins and deposit margins.
Provision reversal of credit losses was US$23 million compared with a provision for credit losses of US$16 million in the prior quarter. Provision reversal on performing loans was up as the current quarter included an allowance release related to a sale of a number of commercial real estate loans and a change in the economic outlook. Partially offsetting these provision decreases, the current quarter included unfavourable credit migration, while the prior quarter included favourable credit migration. Provision for credit losses on impaired loans was down slightly from the prior quarter.
Non-interest expenses were comparable with the prior quarter.
Q3/26 vs Q3/25 (Year-to-date)
Net income for the nine months ended was $874 million (US$630 million), up $191 million (US$144 million) from the same period in 2025, primarily due to a provision reversal in the current period compared with a provision for credit losses in the same period in 2025 and higher revenue, partially offset by higher non-interest expenses.
Revenue was up US$138 million or 8%.
Commercial banking revenue was up US$133 million, primarily due to volume growth, higher net interest margin and higher advisory fees.
Wealth management revenue was up US$5 million, primarily due to higher fee-based revenue from higher average AUM balances attributable to market appreciation, partially offset by lower annual performance-based mutual fund fees.
Net interest margin on average interest-earning assets was up 12 basis points, primarily due to higher deposit margins and favourable business mix, partially offset by lower loan margins.
Provision for credit losses was down US$140 million. Provision reversal on performing loans was up as the current period included an allowance release related to a sale of a number of commercial real estate loans and a change in the economic outlook, while the prior period included an unfavourable change in economic outlook. Partially offsetting these provision decreases, the current period included a less favourable credit migration. Provision for credit losses on impaired loans was down due to lower provisions in the real estate and construction, capital goods manufacturing and utilities sectors, partially offset by higher provisions in the consumer goods manufacturing, agriculture, and telecommunications and cable sectors.
Non-interest expenses were up US$67 million or 7%, primarily due to higher employee compensation, including from higher severance, partially offset by a provision reversal.

CIBC THIRD QUARTER 2026	19

Capital Markets
Capital Markets
provides integrated global markets products and services, investment banking and corporate banking solutions, and top-ranked research to our clients around the world. Leveraging the capabilities of our differentiated platform, Capital Markets also delivers multi-currency payments and innovative solutions for clients across our bank.
Results
(1)

	For the three months ended			For the nine months ended
$ millions	2026 Jul. 31	2026 Apr. 30	2025 Jul. 31 (2)	2026 Jul. 31	2025 Jul. 31 (2)
Revenue
Global markets	$1,118	$1,174	$840	$3,545	$2,817
Corporate and investment banking	716	694	666	2,174	1,808
Total revenue	1,834	1,868	1,506	5,719	4,625
Provision for (reversal of) credit losses
Impaired	53	10	37	73	46
Performing	(25)	(25)	39	(53)	85
Total provision for (reversal of) credit losses	28	(15)	76	20	131
Non-interest expenses	857	807	721	2,500	2,145
Income before income taxes	949	1,076	709	3,199	2,349
Income taxes	227	284	169	808	624
Net income	$722	$792	$540	$2,391	$1,725
Preferred shareholders and other equity instrument holders (3)	$42	$39	$–	$122	$–
Common shareholders (3)	680	753	540	2,269	1,725
Net income attributable to equity shareholders	$722	$792	$540	$2,391	$1,725
Efficiency ratio	46.8%	43.2%	47.9%	43.7%	46.4%
Operating leverage	2.9%	8.7%	27.3%	7.1%	9.6%
Return on equity (4)	23.0%	26.4%	20.7%	26.2%	22.8%
Average allocated common equity (4)	$11,703	$11,680	$10,349	$11,578	$10,110
FTE (5)	1,832	1,636	2,034	1,832	2,034
(1)	For additional segmented information, see the notes to the interim consolidated financial statements.
(2)
Effective the first quarter of 2026, our foreign exchange payments business, previously reported within Global markets, has been realigned to Corporate and investment banking. Prior period amounts have been restated.

(3)
Effective the first quarter of 2026, the change in the allocation methodology applied to calculate the segmented return on equity has resulted in a portion of net income attributable to preferred shareholders and other equity instrument holders being allocated from Corporate and Other to the SBUs with a corresponding reduction in the net income attributable to common shareholders in the SBUs. This change in allocation had no impact on the consolidated bank results. For additional details, see the “Non-GAAP measures” section.

(4)	For additional information, see the “Non-GAAP measures” section.
(5)
The change in FTEs in the first quarter of 2026 included the centralization of certain administrative functions within Corporate and Other. This change has no impact on the SBU financial results as the related costs previously reflected directly in the SBU are now reflected in the SBU results through our cost allocation process.

Q3/26 vs Q3/25
Net income for the quarter was $722 million, up $182 million from the same quarter last year, primarily due to higher revenue and a lower provision for credit losses, partially offset by higher non-interest expenses.
Revenue was up $328 million or 22%.
Global markets revenue was up $278 million, primarily due to higher equity trading and financing revenue.
Corporate and investment banking revenue was up $50 million, primarily due to higher revenue from our lending and deposit activities with our corporate clients, partially offset by lower advisory and equity underwriting revenue in our investment banking business.
Provision for credit losses was down $48 million. The current quarter included a provision reversal on performing loans primarily due to the transfer of performing loans to the impaired portfolio and net positive credit migration within the performing portfolio, while the same quarter last year included a provision for credit losses mainly due to unfavourable credit migration. Provision for credit losses on impaired loans was up due to higher provisions in the transportation sector, partially offset by lower provisions in the telecommunications and cable sector.
Non-interest expenses were up $136 million or 19%, primarily due to higher spending on technology and other strategic initiatives, and higher employee compensation.
Q3/26 vs Q2/26
Net income was down $70 million from the prior quarter, primarily due to higher non-interest expenses, a provision for credit losses in the current quarter compared with a provision reversal in the prior quarter, and lower revenue.
Revenue was down $34 million or 2%.
Global markets revenue was down $56 million, primarily due to lower commodities trading and fixed income trading revenue.
Corporate and investment banking revenue was up $22 million, primarily due to higher revenue from lending and deposit activities with our corporate clients, including the impact of additional days in the current quarter, partially offset by lower advisory revenue.
Provision for credit losses was $28 million compared with a provision reversal of credit losses of $15 million in the prior quarter. Provision reversal on performing loans was comparable with the prior quarter, while provision on impaired loans was up due to higher provisions in the transportation, and telecommunications and cable sectors.
Non-interest expenses were up $50 million or 6%, primarily due to higher spending on technology and other strategic initiatives, and higher employee-related compensation, partially offset by lower performance-based compensation.

20	CIBC THIRD QUARTER 2026

Q3/26 vs Q3/25 (Year-to-date)
Net income for the nine months ended was $2,391 million, up $666 million from the same period in 2025, primarily due to higher revenue and a lower provision for credit losses, partially offset by higher non-interest expenses.
Revenue was up $1,094 million or 24%.
Global markets revenue was up $728 million, primarily due to higher equity trading and financing revenue, and realized gains from the sale of FVOCI debt securities, fixed income trading and commodities trading revenue, partially offset by lower foreign exchange trading revenue.
Corporate and investment banking revenue was up $366 million, primarily due to higher revenue from our lending and deposit activities with our corporate clients, higher advisory revenue in our investment banking business, and higher debt and equity underwriting revenue.
Provision for credit losses was down $111 million. The current period included a provision reversal on performing loans due to the transfer of performing loans to the impaired portfolio and net positive credit migration within the performing portfolio, while the prior period included a provision for credit losses due to an unfavourable change in our economic outlook and unfavourable credit migration. Provision for credit losses on impaired loans was up due to higher provisions in the transportation sector.
Non-interest expenses were up $355 million or 17%, primarily due to higher spending on technology and other strategic initiatives, and higher performance-based and other employee-related compensation.
Corporate and Other
Corporate and Other
includes the following functional groups – Chief Administrative Office, Global Technology, Data and AI, Risk Management, People, Culture and Talent, and Finance and Enterprise Strategy, as well as other support groups. The expenses of these functional and support groups are generally allocated to the business lines within the SBUs. Corporate and Other also includes the results of CIBC Caribbean and other portfolio investments, as well as other income statement and balance sheet items not directly attributable to the business lines.
Results
(1)

	For the three months ended			For the nine months ended
$ millions	2026 Jul. 31	2026 Apr. 30	2025 Jul. 31	2026 Jul. 31	2025 Jul. 31
Revenue
International banking	$266	$256	$163	$786	$663
Other	24	(31)	11	18	(46)
Total revenue	290	225	174	804	617
Provision for (reversal of) credit losses
Impaired	(4)	4	1	7	19
Performing	–	–	–	3	4
Total provision for (reversal of) credit losses	(4)	4	1	10	23
Non-interest expenses	670	392	409	1,573	1,147
Income (loss) before income taxes	(376)	(171)	(236)	(779)	(553)
Income taxes	(176)	(124)	(128)	(854)	(370)
Net income (loss)	$(200)	$(47)	$(108)	$75	$(183)
Net income attributable to non-controlling interests	$10	$8	$2	$25	$19
Preferred shareholders and other equity instrument holders (2)	$64	$55	$82	$161	$248
Common shareholders (2)	(274)	(110)	(192)	(111)	(450)
Net income (loss) attributable to equity shareholders	$(210)	$(55)	$(110)	$50	$(202)
FTE (3)	22,853	22,122	24,576	22,853	24,576
(1)	For additional segmented information, see the notes to the interim consolidated financial statements.
(2)
Effective the first quarter of 2026, the change in the allocation methodology applied to calculate the segmented return on equity has resulted in a portion of net income (loss) attributable to preferred shareholders and other equity instrument holders being allocated from Corporate and Other to the SBUs with a corresponding reduction in the net income (loss) attributable to common shareholders in the SBUs. This change in allocation had no impact on the consolidated bank results. For additional details, see the “Non-GAAP measures” section.

(3)
The change in FTEs in the first quarter of 2026 included the net impact of FTE transfers from Corporate and Other to Canadian Personal and Business Banking and U.S. Commercial Banking and Wealth Management to better align certain functions that are directly supporting the businesses and FTE transfers from the SBUs to reflect the centralization of certain administrative functions within Corporate and Other. This change has no impact on the SBU financial results as the related costs are reflected in the SBU in each period results either through our cost allocation process or through direct recognition by the business.

Q3/26 vs Q3/25
Net loss for the quarter was $200 million, compared with a net loss of $108 million in the same quarter last year, primarily due to charges related to our announced sale of CIBC Caribbean, which is shown as an item of note, partially offset by higher revenue from International banking and treasury.
Revenue was up $116 million.
International banking revenue was up $103 million, primarily due to higher non-interest income, including from investment losses and impairment of debt securities measured at amortized cost in the same quarter last year, the impact of foreign exchange translation and volume growth.
Other revenue was up $13 million, primarily due to higher treasury revenue, partially offset by lower revenue from our strategic investments.
Provision reversal of credit losses in International banking was $4 million compared with a provision for credit losses of $1 million in the same quarter last year. Both the current quarter and the same quarter last year had no provisions for credit losses on performing loans. The current quarter included a small provision reversal on impaired loans attributable to the business services sector, while the same quarter last year included a modest provision.
Non-interest expenses were up $261 million or 64%, primarily due to charges related to our announced sale of CIBC Caribbean, which is shown as an item of note.

CIBC THIRD QUARTER 2026	21

Q3/26 vs Q2/26
Net loss for the quarter was $200 million, compared with a net loss of $47 million in the prior quarter, primarily due to higher non-interest expenses, including charges related to our announced sale of CIBC Caribbean, which is shown as an item of note, partially offset by higher revenue from International banking and treasury and a provision reversal in the current quarter compared to a provision for credit losses in the prior quarter.
Revenue was up $65 million.
International banking revenue was up $10 million, primarily due to the impact of foreign exchange translation, and the impact of additional days in the current quarter, partially offset by investment losses in the current quarter.
Other revenue was up $55 million, primarily due to higher treasury revenue, partially offset by lower revenue from our strategic investments.
Provision reversal of credit losses in International banking was $4 million compared with a provision for credit losses of $4 million in the prior quarter. Both the current quarter and the prior quarter had no provisions for credit losses on performing loans. The current quarter included a small provision reversal on impaired loans attributable to the business services sector, while the same quarter last year included a small provision also attributable to the business services sector.
Non-interest expenses were up $278 million or 71%, primarily due to charges related to our announced sale of CIBC Caribbean, which is shown as an item of note.
Q3/26 vs Q3/25 (Year-to-date)
Net income for the nine months ended was $75 million, compared with a net loss of $183 million in the same period in 2025, primarily due to income tax recoveries related to a capital gains distribution and utilization of capital losses, which was shown as an item of note, higher revenue from International banking, our strategic investments and treasury, and a lower provision for credit losses, partially offset by higher non-interest expenses, including charges related to our announced sale of CIBC Caribbean, which is shown as an item of note.
Revenue was up $187 million.
International banking revenue was up $123 million, primarily due to higher non-interest income, including from investment losses and impairment of debt securities measured at amortized cost in the same period last year, volume growth and the impact of foreign exchange translation, partially offset by lower margins.
Other revenue was up $64 million, primarily due to higher revenue from our strategic investments and treasury.
Provision for credit losses in International banking was down $13 million, primarily due to a lower provision for credit losses on impaired loans in the business services sector.
Non-interest expenses were up $426 million or 37%, primarily due to charges related to our announced sale of CIBC Caribbean, which is shown as an item of note, higher corporate costs, including higher performance-based compensation from changes in vesting date assumptions, and higher legal provisions in the current period.

22	CIBC THIRD QUARTER 2026

Financial condition
Review of condensed consolidated balance sheet

$ millions, as at	2026 Jul. 31	2025 Oct. 31
Assets
Cash and deposits with banks	$57,488	$44,003
Securities	303,670	283,235
Securities borrowed and purchased under resale agreements	113,198	108,392
Loans and acceptances, net of allowance for credit losses	611,415	589,504
Derivative instruments	36,383	38,352
Other assets	55,628	53,452
Total assets	$1,177,782	$1,116,938
Liabilities and equity
Deposits	$852,175	$808,124
Obligations related to securities lent, sold short and under repurchase agreements	173,347	160,317
Derivative instruments	41,145	41,411
Other liabilities	36,864	34,854
Subordinated indebtedness	6,762	7,819
Equity	67,489	64,413
Total liabilities and equity	$1,177,782	$1,116,938
Assets
As at July 31, 2026, total assets were up $60.8 billion or 5% from October 31, 2025.
Cash and deposits with banks increased by $13.5 billion or 31%, primarily due to higher short-term placements in Treasury.
Securities increased by $20.4 billion or 7%, primarily due to increases in equity trading securities and debt security portfolios in our trading businesses and Treasury.
Securities borrowed and purchased under resale agreements increased by $4.8 billion or 4%, primarily due to client-driven activities.
Loans and acceptances, net of allowance for credit losses, increased by $21.9 billion or 4%, primarily due to increases in business and government loans, and the Canadian residential mortgage portfolio.
Derivative instruments decreased by $2.0 billion or 5%, largely driven by a decrease in foreign exchange derivatives valuation, partially offset by an increase in equity derivatives valuation.
Other assets increased by $2.2 billion or 4%, primarily due to increases in broker receivables, precious and other metals, investments in equity-accounted associates and joint ventures, and other receivables, partially offset by a decrease in collateral pledged for derivatives.
Liabilities
As at July 31, 2026, total liabilities were up $57.8 billion or 5% from October 31, 2025.
Deposits increased by $44.1 billion or 5%, primarily due to an increase in business and government deposits, partially offset by a decrease in wholesale funding. Further details on the composition of deposits are provided in Note 6 to our interim consolidated financial statements.
Obligations related to securities lent, sold short and under repurchase agreements increased by $13.0 billion or 8%, primarily to finance growth in client-driven
activities.
Derivative instruments decreased by $0.3 billion or 1%, largely driven by a decrease in foreign exchange derivatives valuation, partially offset by increases in interest rate and equity derivatives valuation.
Other liabilities increased by $2.0 billion or 6%, primarily due to increases in brokers payables, accrued employee compensation, and payables related to precious metals.
Subordinated indebtedness decreased by $1.1 billion or 14%, primarily due to the redemption of subordinated indebtedness in the second quarter. For further details see the “Capital management” section.
Equity
As at July 31, 2026, equity increased by $3.1 billion or 5% from October 31, 2025, primarily due to a net increase in retained earnings from net income that exceeded dividends and distributions, and issuances of Limited Recourse Capital Notes (LRCNs), partially offset by the impact of shares repurchased and cancelled under normal course issuer bids (NCIBs), and a net decrease in accumulated other comprehensive income (AOCI) mainly related to net losses on cash flow hedges net of gains related to post-employment defined benefit plans. For further details see the “Capital management” section.

CIBC THIRD QUARTER 2026	23

Capital management
Our overall capital management objective is to maintain a strong and efficient capital base. For additional details on capital management, see pages 31 to 40 of our 2025 Annual Report.
Regulatory capital and total loss absorbing capacity (TLAC) requirements
Our regulatory capital requirements are determined in accordance with guidelines issued by OSFI, which are based upon the capital standards developed by the BCBS.
Regulatory capital consists of CET1, Tier 1 and Tier 2 capital. Qualifying regulatory capital instruments must be capable of absorbing loss at the point of non-viability of the financial institution.
The tiers of regulatory capital indicate increasing quality/permanence and the ability to absorb losses. The major components of our regulatory capital are summarized as follows:

(1)	Excluding AOCI relating to cash flow hedges and changes to fair value option (FVO) liabilities attributable to changes in own credit risk.
OSFI requires all institutions to achieve target capital ratios which include buffers. Targets may be higher for certain institutions at OSFI’s discretion. CIBC has been designated by OSFI as a domestic systemically important bank (D-SIB) in Canada. D-SIBs are subject to a CET1 surcharge equal to 1.0% of RWA. In addition, OSFI expects D-SIBs to hold a Domestic Stability Buffer (DSB) requirement intended to address Pillar 2 risks that are not adequately captured in the Pillar 1 capital requirements. The DSB is currently set at 3.0% (see the “Continuous enhancement to regulatory capital and TLAC requirements” section for additional details). Additionally, banks need to hold an incremental countercyclical capital buffer equal to their weighted-average buffer requirement in Canada and across certain other jurisdictions where they have private sector credit exposures.
In addition, OSFI’s regulatory capital standards include a non-risk-based capital metric, the leverage ratio, to supplement risk-based capital requirements. The leverage ratio is defined as Tier 1 capital divided by the leverage ratio exposure. The leverage ratio exposure is defined under the standards as the sum of:
(i)	On-balance sheet assets less Tier 1 capital regulatory adjustments;
(ii)	Derivative exposures;
(iii)	Securities financing transaction exposures; and
(iv)	Off-balance sheet exposures (such as commitments, direct credit substitutes, letters of credit, and securitization exposures).
Under OSFI’s TLAC guideline, D-SIBs are required to maintain a supervisory target TLAC ratio (which builds on the risk-based capital ratios) and a minimum TLAC leverage ratio (which builds on the leverage ratio). TLAC is defined as the aggregate of total capital and other TLAC instruments primarily comprised of bail-in eligible instruments with a residual maturity greater than 365 days. TLAC is required to ensure that a non-viable D-SIB has sufficient loss absorbing capacity to support its recapitalization. This would, in turn, facilitate an orderly resolution of the D-SIB while minimizing adverse impacts on the financial sector stability and taxpayers.
OSFI’s current regulatory capital and TLAC targets are summarized below. Targets may be higher for certain institutions at OSFI’s discretion. We are in compliance with all current capital, leverage and TLAC requirements imposed by OSFI.

As at July 31, 2026	Minimum	Capital conservation buffer	D-SIB buffer	Pillar 1 targets (1)	DSB	Target including all buffer requirements
CET1 ratio	4.5%	2.5%	1.0%	8.0%	3.0%	11.0%
Tier 1 capital ratio	6.0%	2.5%	1.0%	9.5%	3.0%	12.5%
Total capital ratio	8.0%	2.5%	1.0%	11.5%	3.0%	14.5%
Leverage ratio	3.0%	n/a	0.5%	3.5%	n/a	3.5%
TLAC ratio	18.0%	2.5%	1.0%	21.5%	3.0%	24.5%
TLAC leverage ratio	6.75%	n/a	0.5%	7.25%	n/a	7.25%
(1)	The countercyclical capital buffer applicable to CIBC is insignificant as at July 31, 2026.
n/a	Not applicable.

24	CIBC THIRD QUARTER 2026

Capital Adequacy Requirements are applied on a consolidated basis consistent with our financial statements, except for our insurance subsidiaries (CIBC Cayman Reinsurance Limited and CIBC Life Insurance Company Limited), which are excluded from the regulatory scope of consolidation. The basis of consolidation applied to our financial statements is described in Note 1 to the consolidated financial statements included in our 2025 Annual Report. CIBC Life Insurance Company Limited is subject to OSFI’s Life Insurance Capital Adequacy Test.
Continuous enhancement to regulatory capital and TLAC requirements
We continue to monitor and prepare for developments impacting regulatory capital and TLAC requirements and disclosures. The discussion below provides a summary of Capital Adequacy Requirements and Pillar 3 disclosure requirements changes and BCBS and OSFI publications that have been issued since our 2025 Annual Report.
OSFI’s Capital Adequacy Requirements
Effective November 1, 2025, we implemented the Capital Adequacy Requirements (CAR) – 2026 Guideline. The Guideline enhances clarity across credit, market and operational risk components.
We calculate a capital floor based on the revised standardized approaches as part of the implementation of the Basel III reforms. If our capital requirement is lower than that calculated by reference to the standardized approaches with a floor adjustment factor applied, an adjustment to our RWA would be required. The floor adjustment factor is at 67.5%. OSFI confirmed any change to the floor adjustment factor will be communicated at least two years prior to the effective date.
Effective November 1, 2025, we also implemented the Capital and Liquidity Treatment of Crypto-asset Exposures (Banking) Guideline (Crypto-asset Guideline) and the related Pillar 3 disclosures. The Crypto-asset Guideline prescribes the regulatory treatment options and categorizations of crypto-assets. The guideline also limits an institution’s gross exposure to specific crypto-assets, Group 2 as defined in the Crypto-asset Guideline, at 5% of net Tier 1 capital.
Domestic Stability Buffer
Effective June 19, 2026, OSFI reduced the DSB level for D-SIBs from 3.5% to 3.0% of total RWA. As a result, this decreases OSFI’s target capital ratios, including all buffers, for CET1, Tier 1, and Total capital to 11.0%, 12.5%, and 14.5% respectively, effective June 19, 2026. In addition, OSFI lowered the range of the DSB to 0% to 3% from 0% to 4% of total RWA. The reduction in both the DSB level and the top end of its range is to provide Canada’s largest banks with greater flexibility and capacity to deploy capital in order to support the Canadian economy’s adaptation to shifting dynamics in technology, trade and geopolitics.
Regulatory capital, leverage and TLAC ratios
Our capital and TLAC positions remain above OSFI regulatory requirements. Our capital, leverage and TLAC ratios are presented in the table below:

$ millions, as at	2026 Jul. 31	2025 Oct. 31
CET1 capital	$49,478	$47,718
Tier 1 capital	57,546	54,105
Total capital	64,620	62,287
RWA consisting of:
Credit risk	$311,410	$294,848
Market risk	11,795	12,243
Operational risk	46,059	50,712
Total RWA	$369,264	$357,803
CET1 ratio	13.4%	13.3%
Tier 1 capital ratio	15.6%	15.1%
Total capital ratio	17.5%	17.4%
Leverage ratio exposure	$1,333,544	$1,261,098
Leverage ratio	4.3%	4.3%
TLAC available	$127,163	$114,102
TLAC ratio	34.4%	31.9%
TLAC leverage ratio	9.5%	9.0%
CET1 ratio
The CET1 ratio at July 31, 2026 increased 0.1% from October 31, 2025, driven by an increase in CET1 capital, partially offset by an increase in RWA.
The increase in CET1 capital was mainly due to internal capital generation (net income less dividends and distributions), partially offset by shares repurchased and cancelled under our NCIBs.
The increase in RWA was due to an increase in credit risk RWA, partially offset by decreases in operational risk and market risk RWA. The increase in credit risk RWA was mainly due to organic growth, credit migration and methodology updates, partially offset by model updates. The decrease in market risk RWA was due to methodology updates, partially offset by an increase in risk levels. The decrease in operational risk RWA was primarily due to the exclusion of an operational loss event that was recognized in fiscal 2023 from the operational risk capital calculations in the second quarter of 2026, as approved by OSFI in the fourth quarter of 2025.
Tier 1 capital ratio
The Tier 1 capital ratio at July 31, 2026 increased 0.5% from October 31, 2025, primarily due to the factors affecting the CET1 ratio noted above and the issuance of the LRCN Series 9 Notes and Series 10 Notes in the first and third quarters, respectively, of 2026. See the “Capital initiatives” section for further details.
Total capital ratio
The Total capital ratio at July 31, 2026 increased 0.1% from October 31, 2025, primarily due to the factors affecting the Tier 1 capital ratio noted above, partially offset by the redemption of $1.0 billion subordinated debentures in the second quarter of 2026. See the “Capital initiatives” section for further details.

CIBC THIRD QUARTER 2026	25

Leverage ratio
The leverage ratio at July 31, 2026 was comparable with October 31, 2025, as the increase in the Tier 1 capital discussed above was partially offset by an increase in leverage ratio exposure. The increase in leverage ratio exposure was primarily driven by an increase in exposures from on-balance sheet items, off-balance sheet items, and securities financing transactions, partially offset by a decrease in derivative exposures.
TLAC ratio and TLAC leverage ratio
The TLAC ratio at July 31, 2026 increased 2.5% from October 31, 2025, primarily driven by an increase in total TLAC instruments, partially offset by an increase in RWA. The increase in TLAC instruments was primarily a result of a higher total capital due to the factors noted above and a higher level of TLAC eligible liabilities.
The TLAC leverage ratio at July 31, 2026 increased 0.5% from October 31, 2025, primarily due to the increase in TLAC instruments, partially offset by a higher leverage ratio exposure due to the factors noted above.
Capital initiatives
The following were the main capital initiatives undertaken in 2026:
Normal course issuer bid (NCIB)
On June 4, 2026, we announced that the Toronto Stock Exchange had accepted the notice of our intention to commence an NCIB. Purchases under this bid will be completed upon the earlier of: (i) CIBC purchasing 30 million common shares; (ii) CIBC providing a notice of termination; or (iii) June 7, 2027. During the quarter, 5,500,000 common shares were purchased and cancelled at an average price of $162.18 for a total amount of $892 million.
CIBC’s previous NCIB for the purchase of up to 20 million common shares commenced on September 10, 2025 and was completed on May 25, 2026. During the quarter, 2,000,000 common shares were purchased and cancelled at an average price of $153.73 for a total amount of $307 million. For the nine months ended July 31, 2026, 16,500,000 common shares were purchased and cancelled at an average price of $133.31 for a total amount of $2,200 million. Since the inception of this NCIB, we repurchased and cancelled 20 million common shares at an average price of $129.68 per share for a total amount of $2,593 million.
Dividends
Common and preferred share dividends are declared quarterly at the discretion of the CIBC Board of Directors (the Board). The declaration and payment of dividends is governed by Section 79 of the
Bank Act
(Canada) and the terms of the preferred shares, as explained in Note 15 to the consolidated financial statements included in our 2025 Annual Report.
Limited Recourse Capital Notes Series 9 (NVCC) (subordinated indebtedness) (LRCN Series 9 Notes)
On January 13, 2026, we issued US$700 million principal amount of 6.500% LRCN Series 9 Notes. The LRCN Series 9 Notes mature on July 28, 2086, and bear interest at a fixed rate of 6.500% per annum (paid quarterly) until July 28, 2031. Starting on July 28, 2031, and every five years thereafter until July 28, 2081, the interest rate will be reset to the then current five-year U.S. Treasury Rate plus 2.727% per annum.
Concurrently with the issuance of the LRCN Series 9 Notes, we issued Non-cumulative 5-Year Fixed Rate Reset Class A Preferred Shares Series 64 (NVCC) (Series 64 Preferred Shares), which are held in the Limited Recourse Trust that is consolidated by CIBC and, as a result, the Series 64 Preferred Shares are eliminated in CIBC’s consolidated financial statements. In the event of non-payment by CIBC of the principal amount of, interest on, or redemption price for, the LRCN Series 9 Notes when due, the sole remedy of each LRCN Series 9 Note holder is limited to that holder’s proportionate share of the Series 64 Preferred Shares held in the Limited Recourse Trust. Subject to regulatory approval, we may redeem the LRCN Series 9 Notes, in whole or in part, on each January 28, April 28, July 28, and October 28, commencing on July 28, 2031, at par.
Limited Recourse Capital Notes Series 10 (NVCC) (subordinated indebtedness) (LRCN Series 10 Notes)
On July 13, 2026, we issued US$500 million principal amount of 6.750% LRCN Series 10 Notes. The LRCN Series 10 Notes mature on January 28, 2087, and bear interest at a fixed rate of 6.750% per annum (paid quarterly) until January 28, 2032. Starting on January 28, 2032, and every five years thereafter until January 28, 2082, the interest rate will be reset to the then current five-year U.S. Treasury Rate plus 2.4997% per annum.
Concurrently with the issuance of the LRCN Series 10 Notes, we issued Non-cumulative 5-Year Fixed Rate Reset Class A Preferred Shares Series 65 (NVCC) (Series 65 Preferred Shares), which are held in the Limited Recourse Trust that is consolidated by CIBC and, as a result, the Series 65 Preferred Shares are eliminated in CIBC’s consolidated financial statements. In the event of non-payment by CIBC of the principal amount of, interest on, or redemption price for, the LRCN Series 10 Notes when due, the sole remedy of each LRCN Series 10 Note holder is limited to that holder’s proportionate share of the Series 65 Preferred Shares held in the Limited Recourse Trust. Subject to regulatory approval, we may redeem the LRCN Series 10 Notes, in whole or in part, on each January 28, April 28, July 28, and October 28, commencing on January 28, 2032, at par.
Subordinated indebtedness
On April 21, 2026, we redeemed all $1.0 billion of our 1.96% Debentures due April 21, 2031. In accordance with their terms, the Debentures were redeemed at 100% of their principal amount, plus accrued and unpaid interest thereon. The debentures qualified as Tier 2 capital.

26	CIBC THIRD QUARTER 2026

Convertible instruments
The table below provides a summary of our outstanding shares, NVCC capital instruments, and the maximum number of common shares issuable on conversion/exercise:

	Shares outstanding
$ millions, except number of shares and per share amounts, as at July 31, 2026	Number of shares	Par value
Common shares	907,956,138	$16,656
Treasury shares – common shares (1)	(20,701)	(1)
Preferred shares
Series 47 (NVCC)	18,000,000	$450
Series 56 (NVCC)	600,000	600
Series 57 (NVCC)	500,000	500
Series 61 (NVCC)	150,000	150
Treasury shares – preferred shares (1)	(162)	–
Limited recourse capital notes
4.000% Limited Recourse Capital Notes Series 2 (NVCC)	n/a	$750
7.150% Limited Recourse Capital Notes Series 3 (NVCC)	n/a	800
6.987% Limited Recourse Capital Notes Series 4 (NVCC)	n/a	500
6.950% Limited Recourse Capital Notes Series 5 (NVCC) (2)	n/a	693
6.369% Limited Recourse Capital Notes Series 6 (NVCC)	n/a	450
7.000% Limited Recourse Capital Notes Series 7 (NVCC) (2)	n/a	1,027
5.898% Limited Recourse Capital Notes Series 8 (NVCC)	n/a	450
6.500% Limited Recourse Capital Notes Series 9 (NVCC) (2)	n/a	971
6.750% Limited Recourse Capital Notes Series 10 (NVCC) (2)	n/a	707
Subordinated indebtedness
4.20% Debentures due April 7, 2032 (NVCC)	n/a	$1,000
5.33% Debentures due January 20, 2033 (NVCC)	n/a	1,000
5.35% Debentures due April 20, 2033 (NVCC)	n/a	750
5.30% Debentures due January 16, 2034 (NVCC)	n/a	1,250
4.90% Debentures due June 12, 2034 (NVCC)	n/a	1,000
4.15% Debentures due April 2, 2035 (NVCC)	n/a	1,250
Stock options outstanding	13,843,118
(1)
A long position in our own shares is shown as a negative number, which reduces the number of shares outstanding. A short position is shown as a positive number, which adds to the number of shares outstanding. See Note 1 to the consolidated financial statements in our 2025 Annual Report for the accounting policy on treasury shares.

(2)	For LRCNs – Series 5, Series 7, Series 9 and Series 10, the amount represents the Canadian dollar equivalent of the U.S. dollar notional amount.
n/a	Not applicable.
The occurrence of a “Trigger Event” would result in conversion of all of the outstanding NVCC instruments described above into a maximum of approximately 7.0 billion common shares, in aggregate, which would represent a dilution impact of 88% based on the number of CIBC common shares and NVCC instruments outstanding as at July 31, 2026. As described in the CAR Guideline, a Trigger Event occurs when OSFI determines the bank is or is about to become non-viable and, if after conversion of all contingent instruments and consideration of any other relevant factors or circumstances, it is reasonably likely that its viability will be restored or maintained; or if the bank has accepted or agreed to accept a capital injection or equivalent support from a federal or provincial government, without which OSFI would have determined the bank to be non-viable.
Upon the occurrence of a Trigger Event, Class A Preferred Shares Series 47, 56, 57 and 61 will be converted into a number of common shares, determined by dividing the par value plus accrued and unpaid interest by the average common share price (as defined in the relevant prospectus supplements) subject to a minimum price of $2.50 per common share (subject to adjustment in certain events as defined in the relevant prospectus supplements). Series 54, 55, 58, 59, 60, 62, 63, 64 and 65 Preferred Shares held in the Limited Recourse Trust, will automatically and immediately be converted, without the consent of LRCN Note holders, into a variable number of common shares which will be delivered to LRCN Note holders in satisfaction of the principal amount of, and accrued and unpaid interest on, all of the LRCNs. All claims of LRCN Note holders against CIBC under the LRCNs will be extinguished upon receipt of such common shares. The Debentures are convertible into a number of common shares, determined by dividing 150% of the par value plus accrued and unpaid interest by the average common share price (as defined in the relevant prospectus supplement) subject to a minimum price of $2.50 per common share (subject to adjustment in certain events as defined in the relevant prospectus supplement).
In addition to the potential dilution impacts related to the NVCC instruments discussed above, as at July 31, 2026, $76.2 billion (October 31, 2025: $67.0 billion) of our outstanding liabilities were subject to conversion under the bail-in regime. Under the bail-in regime, there is no fixed and pre-determined contractual conversion ratio for the conversion of the specified eligible shares and liabilities of CIBC that are subject to a bail-in conversion into common shares, nor are there specific requirements regarding whether liabilities subject to a bail-in conversion are converted into common shares of CIBC or any of its affiliates. Canada Deposit Insurance Corporation (CDIC) determines the timing of the bail-in conversion, the portion of the specified eligible shares and liabilities to be converted and the terms and conditions of the conversion, subject to parameters set out in the bail-in regime.
See the “Regulatory capital and total loss absorbing capacity (TLAC) requirements” section for further details.
Preferred share and other equity instruments rights and privileges
See Note 15 to the consolidated financial statements included in our 2025 Annual Report for details on our preferred share and other equity instruments rights and privileges.
Off-balance sheet arrangements
We enter into off-balance sheet arrangements in the normal course of our business. Further details of our off-balance sheet arrangements are provided on pages 40–41 of our 2025 Annual Report and also in Note 6 and Note 20 to the consolidated financial statements included in our 2025 Annual Report.

CIBC THIRD QUARTER 2026	27

Management of risk
Our approach to management of risk has not changed significantly from that described on pages 42 to 81 of our 2025 Annual Report.
Risk overview
CIBC faces a wide variety of risks across all of its areas of business. Identifying and understanding risks and their impact allows CIBC to frame its risk appetite and risk management practices. Defining acceptable levels of risk, and establishing sound principles, policies and practices for managing risks, are fundamental to achieving consistent and sustainable long-term performance, while remaining within our risk appetite.

Our risk appetite defines tolerance levels for various risks. This is the foundation for our risk management culture and our risk management framework.
Our risk management framework includes:
•	CIBC, SBU, functional group-level and regional risk appetite statements;
•	Risk frameworks, policies, procedures and limits to align activities with our risk appetite;
•	Regular risk reports to identify and communicate risk levels;
•	An independent control framework to identify and test the design and operating effectiveness of our key controls;
•	Stress testing to consider the potential impact of changes in the business environment on capital, liquidity and earnings;
•	Proactive consideration of risk mitigation options in order to optimize results; and
•	Oversight through our risk-focused committees and governance structure.
Managing risk is a shared responsibility at CIBC. Business units and risk management professionals work in collaboration to ensure that business strategies and activities are consistent with our risk appetite. CIBC’s approach to enterprise-wide risk management aligns with the three lines of defence model:
(i)
As the first line of defence, CIBC’s Management, in SBUs and functional groups, own the risks and are accountable and responsible for identifying and assessing risks inherent in their activities in accordance with the CIBC risk appetite. In addition, Management establishes and maintains controls to mitigate such risks and support operational resilience. Management may create Governance Groups within the business to support Management in meeting their governance, risk and control accountabilities. A Governance Group is considered the first line of defence, in conjunction with Management. Control Groups, which typically reside within centralized functions, provide subject matter expertise to Management and maintain enterprise-wide control programs and activities related to their area of expertise. While Control Groups collaborate with Management in identifying and managing risk, they also challenge risk decisions and risk mitigation strategies.

(ii)
The second line of defence is independent from the first line of defence and provides an enterprise-wide view of specific risk types, guidance and effective challenge to risk and control activities. Risk Management is the primary second line of defence. Risk Management may leverage subject matter expertise of other groups (e.g., third parties or Control Groups) to inform their independent assessments, as appropriate.

(iii)
As the third line of defence, CIBC’s Internal Audit is responsible for providing reasonable assurance to senior management and the Audit Committee of the Board on the effectiveness of CIBC’s governance practices, risk management processes, and Internal Control as a part of its risk-based audit plan and in accordance with its mandate as described in the Internal Audit Charter.

A strong risk culture and communication between the three lines of defence are important characteristics of effective risk management
.
We continuously monitor our risk profile against our defined risk appetite and related limits, taking action as needed to maintain an appropriate balance of risk and return. Monitoring our risk profile includes forward-looking analysis of sensitivity to local and global market factors, economic conditions, and geopolitical and regulatory environments that influence our overall risk profile.
Regular and transparent risk reporting and discussion at senior management committees facilitates communication of risks and discussion of risk management strategies across the organization.
Top and emerging risks
We monitor and review top and emerging risks that may affect our future results, and take action to mitigate potential risks. We perform in-depth
analyses, which may include stress testing our exposures relative to the risks, and we provide updates and related developments to the Board on a regular basis. Top and emerging risks are those that we consider to have potential negative implications that are material for CIBC. See pages 50 to 52 of our 2025 Annual Report for details regarding the following top and emerging risks:
•	Climate risk
•	U.S. banking regulation
•	Tax reform
The remainder of this section describes the top and emerging risks that have been updated for developments that have occurred since the issuance of our 2025 Annual Report, as well as regulatory and accounting developments that are material for CIBC.
Geopolitical risk
The level of geopolitical risk escalates at certain points in time. While the specific impact on the global economy and on global credit and capital markets would depend on the nature of the event, in general, any major event could result in instability and volatility, leading to widening spreads, declining equity valuations, flight to safe-haven currencies and increased purchases of gold. In the short run, market disruption could hurt the net income of our trading and non-trading
market risk positions. The escalation of the conflicts in Iran, which initiated in late February, became the primary driver of repricing in commodities and energy, as well as elevated volatility across financial markets. Conditions have been volatile throughout the quarter as U.S.-Iran negotiations and ceasefire agreements have been ongoing and the risk of renewed geopolitical tensions and potential central bank policy miscalibration remains elevated.

28	CIBC THIRD QUARTER 2026

Geopolitical risk could reduce economic growth, and in combination with the potential impacts on commodity prices and protectionism (further details of which are provided in the “Financial performance overview – Economic outlook” section), could have serious negative implications for general economic and banking activities.
Other areas which continue to be of concern include:
•	The war in Ukraine; and
•	Rising political tensions, civil unrest and activism globally.
While it is difficult to predict where new geopolitical disruption will occur, we do pay particular attention to markets and regions with existing or recent historical instability to assess the impact of these environments on the markets and businesses in which we operate.
Trade policy uncertainty
Newly implemented tariffs by the U.S., and any retaliatory tariffs imposed by Canada, are expected to have negative impacts on supply chains, inflation and economic activity, further amplifying ongoing U.S., Canada and Mexico trade issues that existed prior to the tariff developments, and are posing recessionary fears and increasing market volatility. The U.S. declined to renew the Canada-U.S.-Mexico
free trade agreement in July, shifting the agreement into annual reviews until 2036, which could pose a significant risk should renegotiations cease resulting in the deal being significantly restructured or terminated. Separate trade discussions are ongoing between Canada and other nations in an effort to diversify international trade. The ongoing uncertainty on the ultimate level and extent of tariffs could diminish consumer and business confidence in Canada and around the globe, increasing credit, market, liquidity, strategic and operational (including third-party) risks.
The eventual impact of tariffs will depend on their nature and duration, as well as fiscal policies that may be enacted in response, and a further escalation would be expected to drive an increase in unemployment and inflation, thereby elevating credit risks. Higher unemployment and inflation could reduce discretionary consumer spending, slow loan origination and negatively impact debt servicing for both retail and commercial clients. Commercial clients may see lower overall revenues and higher costs, which could, in turn, slow growth and expansion plans. Certain sectors are expected to be more susceptible to the impact of the tariff developments, including but not limited to the manufacturing, retail and wholesale, and transportation sectors. We are also monitoring the financial viability of suppliers who may be impacted should economic conditions deteriorate as the result of global tariff impacts.
The impact of macroeconomic uncertainty on the U.S. dollar and long-term bond yields and changes in client sentiment due to macroeconomic volatility, recessionary conditions, or risks associated with banks, could lead to rising liquidity premiums and wider issuance spreads in the funding market.
We continue to regularly monitor economic developments and proactively prepare mitigation plans. Further details on tariffs and our economic outlook are provided in the “Financial performance overview – Economic outlook” section.
Canadian consumer debt and the housing market
The latest household
debt-to-income
ratio data from Statistics Canada (reflecting the first calendar quarter of 2026) has experienced slight increases in recent quarters but continues to remain below 2016 levels. The debt-to-service
ratio has been relatively stable since the third quarter of 2024, below 2023 and early 2024 levels, partially due to lower interest rates combined with higher income offsetting higher debt serviceability. Mortgage debt continues to trend at historically high levels, but has been slowly coming down in recent quarters and remains favourable to the peaks seen in recent years.
Non-mortgage
debt-to-income
and service ratios remain at historical low levels as clients maintain lower utilization and higher payment rates. Mortgage service ratios could remain elevated as mortgages continue to renew at higher rates and income growth decelerates from a slowing labour market. Property sales continued to decline in 2026 and are the most recessed levels since 2020.
While the interest rate cuts in the second half of 2024 and throughout 2025 have provided some relief, policy rates remain 200 basis points higher than 2020–2021 and 50 basis points above 2019 levels, limiting growth in property values and sales activity. Despite lower interest rates, housing sales have slowed and unemployment has remained elevated in 2026 due to the uncertainty in the macroeconomic environment. However, real estate secured lending losses remain low, supported by strong loan-to-value
ratios. While there was some weakening to the House Price Index year-over-year,
it has seen some improvement
quarter-over-quarter
and it remains above late 2022 and early 2023 levels.
Unemployment rates have decreased in recent months, but remains elevated at 6.4% as of July 2026 and is expected to be elevated for the rest of the year. Unemployment rates at high levels could put pressure on non-mortgage
debt levels and payment capacity, typical of the credit cycle.
Regulators continue to apply higher levels of scrutiny on guidelines and oversight. Further augmentations to regulatory expectations could impact business processes, increase the cost of compliance, and raise the risk of fines for non-compliance.
In January 2026, OSFI initiated a
six-month
industry consultation in support of a new Credit Risk Management Guideline, the consultative phase was completed on July 29, 2026. This guideline is anticipated to reinforce the expectations of federally regulated financial institutions around policies and management of indebtedness by consolidating existing guidance and expectations related to credit risk, encompassing residential mortgage lending, commercial real estate, corporate lending, and potentially unsecured lending; drafts of the new Credit Risk Management Guideline are expected in the fourth quarter of 2026. As well, OSFI continues to increase expectations on the integration of climate risk in the real estate lending portfolio to ensure robust credit decisions and risk oversight practices.

CIBC THIRD QUARTER 2026	29

Data and Artificial Intelligence risk
Data is integral to advancing CIBC’s strategic objectives and maintaining our competitive edge. We continue to make significant investments in our data management and governance capabilities, building a strong foundation for business decision-making and expanding our analytics and reporting practices. This helps us truly leverage data as a transformative asset for the organization.
With the rapid pace of technological change, we are seeing even broader adoption of artificial intelligence (AI) applications to drive productivity and competitiveness. While these advances bring clear benefits, they also introduce new risks. AI systems built on data and models have the potential to inherit or even amplify biases, raising ongoing concerns about fairness and ethical use. Advanced models, including Claude Mythos and frontier models, could accelerate impacts across cyber, data and technology domains if risks are not properly addressed. For this reason, transparency in our AI models is so critical—to ensure we clearly understand the reasoning, accuracy and appropriateness of their outputs.
With these risks in mind, we have already published an AI framework and implemented robust AI governance and risk management practices. In line with this, OSFI’s final Guideline
E-23
on Model Risk Management, effective May 1, 2027, has expanded the definition of “model” to include AI and machine learning methodologies, reflecting the increasing use of these analytics. As we continue to adopt more
AI-driven
solutions, our focus remains on responsible use and proactive mitigation of operational risks. This approach is designed to protect shareholder value and support long-term stability.
Information and cyber security risk
We continue to evolve our use of technology and business processes to improve the client experience and streamline operations. Concurrently, the cyber threat landscape continues to evolve, including the use of AI to disrupt business and compromise the confidentiality or integrity of data at CIBC or at our third parties. Cyber threats are increasing in frequency and sophistication, raising the potential for financial loss, reputational harm, regulatory exposure, and business interruption. We actively manage these risks through strategic risk reviews and enterprise-wide technology and information security programs focused on prevention, detection, response and recovery. Threats include data breaches, malware and ransomware, unauthorized access, social engineering and fraud, and denial of service attacks, which may result in damage to CIBC systems and information; theft, loss or disclosure of confidential information; unauthorized or fraudulent activity; and service disruption at CIBC or its service providers, including those that offer cloud services. Notable disruptive AI related risks may include automation of highly convincing phishing campaigns, accelerated discovery of vulnerabilities by attackers, and the potential deployment of autonomous agents capable of executing end-to-end
attack chains. We monitor the cyber threat landscape, including emerging risks associated with the use or availability of advanced third-party AI models, where opaque model behaviour, potential misuse, data exposure, or reliance on external governance frameworks could amplify the impact or speed of cyber events, to assess potential impacts to CIBC.
Given the importance of electronic financial systems, including secure online and mobile banking services provided to our clients, we continue to enhance our controls and processes to protect our systems and client information, informed by evolving cyber threats, mitigation strategies, and regulatory requirements. We perform cyber security preparedness, testing and recovery exercises to validate our defences, benchmark against industry best practices, monitor the regulatory landscape, and provide regular updates to the Board. We maintain well-defined cyber incident response protocols and playbooks in the event of a security incident or breach, and we maintain cyber insurance coverage to help mitigate certain potential losses, subject to specific terms, conditions, and coverage limits. We periodically review our insurance coverage relative to our risk tolerance. Despite our ongoing commitment to information and cyber security, and given the rapidly evolving threat and regulatory landscape and a changing business environment, it is not possible to identify all cyber risks or implement measures that prevent all potential cyber incidents. We continue to refine our protection, detection, response and resilience capabilities to minimize the potential impact of any cyber incidents that may occur.
Technology risk
We are continuing to evolve our technology services to improve the client experience and streamline operations. New technology solutions offer advanced capabilities, connectivity between systems, and efficiencies to support a growing business, while also increasing the complexity of ongoing management and resilience across multiple internal and external stakeholders and platforms hosted on premises, in the cloud or by third parties. We are closely monitoring the development of advanced AI models that could accelerate the discovery of vulnerabilities, potentially resulting in a greater number of vendor-issued patches for systems and platforms in use at CIBC. Although this may increase resource demands and introduce system stability challenges as we implement patches more rapidly, our ongoing enhancements to patch automation, comprehensive testing controls, and strong risk monitoring practices ensure that we are well equipped to effectively manage these emerging risks.
Globally, regulators continue to expect financial institutions to have well-designed and managed technology development, deployment, operational and support processes in place to actively manage the risks inherent to a large enterprise technology environment. We continue to manage these risks through our risk management and governance structures that include policies, standards, and risk assessment, measurement and monitoring tools. A robust control environment is in place, focused on developing, delivering and maintaining high-quality, reliable and stable technology solutions that support business needs and enable operations within our risk appetite.
Disintermediation risk
Consumer expectations for integrated,
low-cost,
digital-first banking and investing may outpace CIBC’s current strategy and delivery, resulting in our offerings not meeting client demands and impacting client relationships. This is reinforced by progress in consumer-driven banking (open banking) and fintech competitors whose offerings and accessibility have improved significantly over the past five years. To mitigate, CIBC will continue investing in AI for deeper client insight and sentiment analysis, maintain open banking readiness, remain agile in product development, and reinforce primary relationships through targeted strategies, along with simplifying client engagements and advancing our omni-channel strategy to deliver personalized experiences, seamless servicing, and timely, relevant advice across all channels.

30	CIBC THIRD QUARTER 2026

Third-party risk
We recognize that third-party relationships are integral to CIBC’s business model and are essential for achieving CIBC’s strategic objectives. As we adopt new technologies, including AI-enabled solutions, and increasingly rely on sub-contractors,
the third-party ecosystem is rapidly evolving, introducing new complexities and risks. While these relationships can drive cost efficiencies, innovation, enhanced performance and competitiveness, they can also present emerging risks such as service disruptions, operational failures or vulnerabilities stemming from third and fourth parties, which may result from breakdowns in people, processes, systems, or from external events.
To address these evolving risks and meet rising regulatory expectations, CIBC has established a robust Third Party Risk Management program. This program is grounded in our strong risk culture and supported by comprehensive policies, procedures, and specialized resources. It ensures that third-party risks, including AI-related risks, are proactively identified, assessed and managed throughout the entire lifecycle of each relationship, from initial planning to ongoing oversight. In doing so, we maintain effective controls, foster collaborative partnerships, and support the advancement of our strategic goals while operating within our defined risk appetite.
Anti-money laundering, anti-terrorist financing and sanctions
Money laundering, terrorist financing, and related crimes threaten the financial sector’s stability. CIBC is committed to meeting all anti-money laundering (AML), anti-terrorist financing (ATF), and economic sanctions regulations in every jurisdiction where it operates. As identified in Canada’s 2025 National Risk Assessment, banks face significant risks from financial crimes such as drug trafficking, fraud, and crypto-related activities. In response, CIBC invests in robust controls, advanced detection technologies, and comprehensive compliance programs. The bank maintains thorough client due diligence, record keeping, and reporting procedures, and requires annual AML/ATF and sanctions training for all team members. With ongoing regulatory changes coming into effect through 2026, including Financial Transactions and Reports Analysis Centre of Canada’s increased administrative monetary penalties (AMPs) paired with a new supervisory framework and enforcement approach, CIBC continuously monitors and enhances its compliance program to address evolving risks and regulatory expectations.
Corporate transactions
CIBC seeks out acquisition, investment and divestiture opportunities that align with its strategy, risk appetite and financial goals. The ability to successfully execute on such corporate transactions is subject to various factors such as receiving any required approvals on a timely basis and on favourable terms, retaining clients and key personnel, realizing synergies and efficiencies, controlling integration and acquisition costs, and changes in general business and economic conditions, among others.
Although many of the factors are beyond our control, their impact is partially mitigated by conducting due diligence before completing the transaction and developing and executing appropriate plans. However, given the inherent uncertainty involved in such corporate transactions, we cannot anticipate all potential events, facts and circumstances that may arise and there could be an adverse impact on our operations and financial performance as a result of such corporate transactions.
Regulatory developments
See the “Capital management”, “Credit risk” and “Accounting and control matters” sections for additional information on regulatory developments.
Accounting developments
See the “Accounting and control matters” section and Note 1 to the interim consolidated financial statements for additional information on accounting developments.

CIBC THIRD QUARTER 2026	31

Risks arising from business activities
The chart below shows our business activities and related risk measures based upon regulatory RWA and allocated common equity as at July 31, 2026:

(1)	Average balances are calculated as a weighted average of daily closing balances.
(2)	Includes counterparty credit risk (CCR) of $7 million, which comprises derivatives and repo-style transactions.
(3)	Includes CCR of $15,644 million, which comprises derivatives and repo-style transactions.
(4)	Includes CCR of $634 million, which comprises derivatives and repo-style transactions.
(5)	Average allocated common equity is a non-GAAP measure. For additional information on the composition of this non-GAAP measure, see the “Non-GAAP measures” section.
(6)	Represents average allocated common equity relating to capital deductions, such as goodwill and intangible assets, in accordance with the rules in OSFI’s CAR Guideline.

32	CIBC THIRD QUARTER 2026

Credit risk

Credit risk is the risk of financial loss due to a borrower or counterparty failing to meet its obligations in accordance with contractual terms.
Credit risk arises out of the lending businesses in each of our SBUs and in International banking, which is included in Corporate and Other. Other sources of credit risk consist of our trading activities, which include our over-the-counter
(OTC) derivatives, debt securities, and our repo-style transaction activity. In addition to losses on the default of a borrower or counterparty, unrealized gains or losses may occur due to changes in the credit spread of the counterparty, which could impact the carrying or fair value of our assets.
Exposure to credit risk
(1)
The following table provides our exposure to credit risk by portfolios based upon how we manage the business and the associated risks. Gross credit exposure amounts presented in the table below represent our estimate of exposure at default (EAD), which is net of derivative master netting agreements and credit valuation adjustment (CVA), but is before allowance for credit losses or credit risk mitigation for internal ratings-based (IRB) approaches.
Non-trading
equity exposures are not included in the table below as they have been deemed immaterial under the OSFI guidelines, and hence are subject to 100% risk-weighting.

$ millions, as at			2026 Jul. 31			2025 Oct. 31
	IRB approach	Standardized approach	Total	IRB approach	Standardized approach	Total
Business and government portfolios
Drawn	$442,449	$18,752	$461,201	$406,405	$17,012	$423,417
Undrawn commitments	75,241	1,366	76,607	67,929	1,266	69,195
Other off-balance sheet	21,639	534	22,173	20,094	524	20,618
OTC derivatives	23,437	80	23,517	22,814	136	22,950
Gross business and government portfolios , excluding repo-style transactions	562,766	20,732	583,498	517,242	18,938	536,180
Repo-style transactions, net (2)	29,925	–	29,925	25,582	–	25,582
Net business and government portfolios	592,691	20,732	613,423	542,824	18,938	561,762
Retail portfolios
Drawn	343,581	7,050	350,631	338,427	6,830	345,257
Undrawn commitments	117,493	4,289	121,782	113,488	4,226	117,714
Other off-balance sheet	510	120	630	483	120	603
Gross retail portfolios	461,584	11,459	473,043	452,398	11,176	463,574
Securitization exposures (3)	45,893	28,395	74,288	40,180	30,105	70,285
Net credit exposure (4)	$1,100,168	$60,586	$1,160,754	$1,035,402	$60,219	$1,095,621
(1)	Certain prior period information has been revised to conform to the presentation adopted in the current quarter.
(2)	Reflects EAD after collateral netting in accordance with OSFI guidelines.
(3)
OSFI guidelines define a hierarchy of approaches for treating securitization exposures in our banking book. Depending on the underlying characteristics, exposures are eligible for either the standardized approach or the IRB approach. The external ratings-based approach
(SEC-ERBA),
which is inclusive of the internal assessment approach
(SEC-IAA),
includes exposures that qualify for the IRB approach, as well as exposures under the standardized approach.

(4)
Excludes exposures arising from derivative and repo-style transactions which are cleared through qualified central counterparties (QCCPs) as well as credit risk exposures arising from other assets that are subject to the credit risk framework, including other balance sheet assets which are risk-weighted at 100%, significant investments in the capital of non-financial
institutions which are risk-weighted at 1,250%, settlement risk, and amounts below the thresholds for deduction which are risk-weighted at 250%.
Non-trading
equity exposures are also excluded and are subject to a range of risk-weightings dependent on the nature of the security.

Forbearance techniques
We employ forbearance techniques to manage client relationships and to minimize credit losses due to default, foreclosure or repossession. In certain circumstances, it may be necessary to modify a loan for reasons related to a borrower’s financial difficulties, reducing the potential of default. Total debt restructurings are subject to our normal quarterly impairment review which considers, amongst other factors, covenants and/or payment delinquencies. Loan loss provisions are adjusted as appropriate.
In retail lending, forbearance techniques include interest capitalization, amortization amendments and debt consolidations. We have a set of eligibility criteria that allow our Client Account Management team to determine suitable remediation strategies and propose products based on each borrower’s situation.
The solutions available to corporate and commercial clients vary based on the individual nature of the client’s situation and are undertaken selectively where it has been determined that the client has or is likely to have repayment difficulties servicing its obligations. Covenants often reveal changes in the client’s financial situation before there is a change in payment behaviour and typically allow for a right to reprice or accelerate payments. Solutions may be temporary in nature or may involve other special management options.

CIBC THIRD QUARTER 2026	33

Real estate secured personal lending
Real estate secured personal lending comprises residential mortgages, and personal loans and lines secured by residential property (HELOC). This portfolio is lower risk compared with other retail portfolios, as we have a first charge on the majority of the properties and a second lien on only a small portion of the portfolio. We use the same lending criteria in the adjudication of both first lien and second lien loans.
The following disclosures are required by OSFI pursuant to the Guideline
B-20
“Residential Mortgage Underwriting Practices and Procedures” (Guideline
B-20).
The following table provides details on our residential mortgage and HELOC portfolios:

	Residential mortgages (1)(2)				HELOC (3)		Total
$ billions, as at July 31, 2026	Insured		Uninsured		Uninsured		Insured		Uninsured
Ontario (4)	$15.9	10%	$139.4	90%	$11.3	100%	$15.9	10%	$150.7	90%
British Columbia and territories (5)	4.7	9	46.1	91	4.1	100	4.7	9	50.2	91
Alberta	8.1	31	17.7	69	1.8	100	8.1	29	19.5	71
Quebec	5.6	20	22.7	80	1.4	100	5.6	19	24.1	81
Central prairie provinces	2.2	34	4.3	66	0.5	100	2.2	31	4.8	69
Atlantic provinces	2.2	25	6.5	75	0.7	100	2.2	23	7.2	77
Canadian portfolio (6)(7)	38.7	14	236.7	86	19.8	100	38.7	13	256.5	87
U.S. portfolio (6)	–	–	3.0	100	–	–	–	–	3.0	100
Other international portfolio (6)	–	–	3.4	100	–	–	–	–	3.4	100
Total portfolio	$38.7	14%	$243.1	86%	$19.8	100%	$38.7	13%	$262.9	87%
October 31, 2025	$39.3	14%	$239.4	86%	$19.8	100%	$39.3	13%	$259.2	87%
(1)	Balances reflect principal values.
(2)	Our Canadian condominium mortgages were $45.5 billion (October 31, 2025: $44.2 billion), of which 16% (October 31, 2025: 15%) were insured.
(3)	We did not have any insured HELOCs as at July 31, 2026 and October 31, 2025.
(4)
Includes $6.9 billion (October 31, 2025: $7.0 billion) of insured residential mortgages, $86.3 billion (October 31, 2025: $85.6 billion) of uninsured residential mortgages, and $6.6 billion (October 31, 2025: $6.7 billion) of HELOCs in the Greater Toronto Area (GTA).

(5)
Includes $2.1 billion (October 31, 2025: $2.2 billion) of insured residential mortgages, $31.2 billion (October 31, 2025: $31.3 billion) of uninsured residential mortgages, and $2.7 billion (October 31, 2025: $2.6 billion) of HELOCs in the Greater Vancouver Area (GVA).

(6)	Geographic location is based on the address of the property.
(7)
49% (October 31, 2025: 51%) of insurance on Canadian residential mortgages is provided by Canada Mortgage and Housing Corporation (CMHC) and the remaining by two private Canadian insurers, both rated at least AA (low) by DBRS Limited (Morningstar DBRS).

The average
loan-to-value
(LTV) ratios
(1)(2)
for our uninsured residential mortgages and HELOCs originated and acquired during the quarter ended July 31, 2026, are provided in the following table:

	For the three months ended						For the nine months ended
	2026 Jul. 31		2026 Apr. 30		2025 Jul. 31		2026 Jul. 31		2025 Jul. 31
	Residential mortgages	HELOC	Residential mortgages	HELOC	Residential mortgages	HELOC	Residential mortgages	HELOC	Residential mortgages	HELOC
Ontario (3)	67%	69%	67%	68%	67%	67%	67%	68%	67%	67%
British Columbia and territories (4)	65	67	63	65	64	65	64	66	64	65
Alberta	70	71	71	71	71	72	70	71	71	72
Quebec	68	70	67	69	68	71	68	70	68	70
Central prairie provinces	70	72	71	73	71	73	71	73	71	73
Atlantic provinces	67	68	67	68	68	69	67	68	67	68
Canadian portfolio (5)	67%	69%	66%	68%	67%	68%	67%	69%	67%	68%
U.S. portfolio (5)	67%	n/m	66%	68%	68%	51%	67%	n/m	67%	53%
Other international portfolio (5)	71%	n/m	72%	n/m	73%	n/m	72%	n/m	71%	n/m
(1)	Prior periods have been restated to reflect an updated methodology applied to acquired mortgages.
(2)	LTV ratios for newly originated and acquired residential mortgages and HELOCs are calculated based on weighted average.
(3)
Average LTV ratios for our uninsured GTA residential mortgages originated during the quarter were 67% (April 30, 2026: 66%; July 31, 2025: 67%) and 67% for the nine months ended July 31, 2026 (July 31, 2025: 67%).

(4)
Average LTV ratios for our uninsured GVA residential mortgages originated during the quarter were 64% (April 30, 2026: 63%; July 31, 2025: 63%) and 63% for the nine months ended July 31, 2026 (July 31, 2025: 64%).

(5)	Geographic location is based on the address of the property.
n/m	Not meaningful.
The following table provides the average LTV ratios on our total Canadian residential mortgage portfolio:

	Insured	Uninsured
July 31, 2026 (1)(2)	64%	58%
October 31, 2025 (1)(2)	59%	55%
(1)
LTV ratios for residential mortgages are calculated based on weighted average. The house price estimates for July 31, 2026 and October 31, 2025 are based on the Forward Sortation Area level indices from the Teranet – National Bank National Composite House Price Index (Teranet) as of June 30, 2026 and September 30, 2025, respectively. Teranet is an independent estimate of the rate of change in Canadian home prices.

(2)
Average LTV ratio on our uninsured GTA residential mortgage portfolio was 62% (October 31, 2025: 58%). Average LTV ratio on our uninsured GVA residential mortgage portfolio was 53% (October 31, 2025: 49%).

34	CIBC THIRD QUARTER 2026

The
tables below summarize the remaining amortization profile of our total Canadian, U.S. and other international residential mortgages. The first table provides the remaining amortization periods based on the minimum contractual payment amounts with the assumption that variable rate mortgages renew at payment amounts that maintain the original amortization schedule. The second table summarizes the remaining amortization profile of our total Canadian, U.S. and other international residential mortgages based upon current customer payment amounts.
Contractual payment basis

	0–5 years	>5–10 years	>10–15 years	>15–20 years	>20–25 years	>25–30 years	>30–35 years	>35 years
Canadian portfolio
July 31, 2026	–%	1%	2%	16%	39%	42%	–%	–%
October 31, 2025	–%	1%	2%	13%	41%	43%	–%	–%
U.S. portfolio
July 31, 2026	–%	–%	–%	4%	38%	58%	–%	–%
October 31, 2025	–%	–%	–%	3%	29%	68%	–%	–%
Other international portfolio
July 31, 2026	8%	12%	21%	22%	22%	14%	1%	–%
October 31, 2025	9%	12%	21%	21%	22%	14%	1%	–%
Current customer payment basis

	0–5 years	>5–10 years	>10–15 years	>15–20 years	>20–25 years	>25–30 years	>30–35 years	>35 years
Canadian portfolio
July 31, 2026	1%	4%	10%	20%	32%	29%	1%	3%
October 31, 2025	1%	3%	10%	20%	32%	27%	2%	5%
U.S. portfolio
July 31, 2026	2%	3%	8%	9%	33%	45%	–%	–%
October 31, 2025	1%	3%	8%	9%	25%	54%	–%	–%
Other international portfolio
July 31, 2026	9%	12%	21%	21%	22%	14%	1%	–%
October 31, 2025	9%	13%	20%	21%	22%	14%	1%	–%
We stress test our mortgage and HELOC portfolios to determine the potential impact of different economic events. Our stress tests can use variables such as unemployment rates, debt service ratios and housing price changes, to model potential outcomes for a given set of circumstances. The stress testing involves variables that could behave differently in certain situations. Our main tests use economic variables in a similar range or more conservative to historical events when Canada experienced economic downturns. Our results show that in an economic downturn, our capital position would be sufficient to absorb mortgage and HELOC losses.
Impaired loans
The following table provides details of our impaired loans and allowance for credit losses:

	As at or for the three months ended									As at or for the nine months ended
$ millions	2026 Jul. 31			2026 Apr. 30			2025 Jul. 31			2026 Jul. 31			2025 Jul. 31
	Business and government loans	Consumer loans	Total	Business and government loans	Consumer loans	Total	Business and government loans	Consumer loans	Total	Business and government loans	Consumer loans	Total	Business and government loans	Consumer loans	Total
Gross impaired loans
Balance at beginning of period	$2,125	$1,842	$3,967	$2,042	$1,752	$3,794	$1,830	$1,465	$3,295	$2,031	$1,605	$3,636	$1,628	$1,286	$2,914
Classified as impaired during the period	483	977	1,460	347	929	1,276	474	846	1,320	1,333	2,793	4,126	1,434	2,519	3,953
Transferred to performing during the period	(14)	(113)	(127)	(27)	(116)	(143)	(37)	(125)	(162)	(137)	(341)	(478)	(130)	(398)	(528)
Net repayments (1)	(448)	(347)	(795)	(162)	(285)	(447)	(427)	(275)	(702)	(805)	(855)	(1,660)	(910)	(777)	(1,687)
Amounts written off	(94)	(437)	(531)	(68)	(437)	(505)	(94)	(383)	(477)	(332)	(1,271)	(1,603)	(256)	(1,099)	(1,355)
Foreign exchange and other	42	8	50	(7)	(1)	(8)	6	1	7	4	(1)	3	(14)	(2)	(16)

Balance at end of period	$2,094	$1,930	$4,024	$2,125	$1,842	$3,967	$1,752	$1,529	$3,281	$2,094	$1,930	$4,024	$1,752	$1,529	$3,281

Allowance for credit losses – impaired loans	$717	$478	$1,195	$581	$463	$1,044	$470	$482	$952	$717	$478	$1,195	$470	$482	$952
Net impaired loans (2)
Balance at beginning of period	$1,544	$1,379	$2,923	$1,538	$1,290	$2,828	$1,390	$1,001	$2,391	$1,540	$1,114	$2,654	$1,236	$862	$2,098
Net change in gross impaired	(31)	88	57	83	90	173	(78)	64	(14)	63	325	388	124	243	367
Net change in allowance	(136)	(15)	(151)	(77)	(1)	(78)	(30)	(18)	(48)	(226)	13	(213)	(78)	(58)	(136)

Balance at end of period	$1,377	$1,452	$2,829	$1,544	$1,379	$2,923	$1,282	$1,047	$2,329	$1,377	$1,452	$2,829	$1,282	$1,047	$2,329

Net impaired loans as a percentage of net loans and acceptances			0.46%			0.49%			0.40%			0.46%			0.40%
(1)	Includes proceeds from the disposal of loans.
(2)	Net impaired loans are gross impaired loans net of stage 3 allowance for credit losses.
Gross impaired loans
As at July 31, 2026, gross impaired loans were $4,024 million, up $743 million from the same quarter last year, primarily due to increases in the Canadian residential mortgages portfolio, the telecommunications and cable, consumer goods manufacturing, retail and wholesale, transportation, and education, health and social services sectors, partially offset by decreases in the real estate and construction sector and CIBC Caribbean.
Gross impaired loans were up $57 million from the prior quarter, primarily due to increases in the Canadian residential mortgages portfolio, the retail and wholesale, and transportation sectors, as well as the impact of U.S. dollar appreciation on our business and government portfolio, partially offset by decreases in the real estate and construction, financial institutions, and telecommunications and cable sectors.
64% of gross impaired loans related to Canada, of which the residential mortgages and personal lending portfolios, as well as the retail and wholesale, real estate and construction, capital goods manufacturing, consumer goods manufacturing, and business services sectors accounted for the majority.

CIBC THIRD QUARTER 2026	35

20% of gross impaired loans related to the U.S., of which the capital goods manufacturing, real estate and construction, education, health and social services, transportation, financial institutions, and consumer goods manufacturing sectors accounted for the majority.
The remaining gross impaired loans primarily related to CIBC Caribbean and Europe, of which the telecommunications and cable sector, residential mortgages and personal lending portfolios, and the business services sector, accounted for the majority.
Allowance for credit losses – impaired loans
Allowance for credit losses on impaired loans was $1,195 million, up $243 million from the same quarter last year, primarily due to increases in the retail and wholesale, consumer goods manufacturing, telecommunications and cable, transportation, and hardware and software sectors, partially offset by a decrease in CIBC Caribbean.
Allowance for credit losses on impaired loans was up $151 million from the prior quarter, primarily due to increases in the retail and wholesale, consumer goods manufacturing, and transportation sectors, and the Canadian residential mortgages portfolio, partially offset by a decrease in the telecommunications and cable sector.

Loans contractually past due but not impaired
The following table provides an aging analysis of loans that are not impaired, where repayment of principal or payment of interest is contractually in arrears. Loans less than 30 days past due are excluded as such loans are not generally indicative of the borrowers’ ability to meet their payment obligations.

$ millions, as at			2026 Jul. 31	2025 Oct. 31
	31 to 90 days	Over 90 days	Total	Total
Residential mortgages	$1,312	$–	$1,312	$1,239
Personal	259	–	259	251
Credit card	280	196	476	440
Business and government	318	–	318	327
Total	$2,169	$196	$2,365	$2,257
Exposure to certain countries and regions
The following table provides our exposure to certain countries and regions outside of Canada and the U.S.
Our direct exposures presented in the table below comprise (A) funded –
on-balance
sheet loans (stated at amortized cost net of stage 3 allowance for credit losses, if any), deposits with banks (stated at amortized cost net of stage 3 allowance for credit losses, if any) and securities (stated at carrying value); (B) unfunded – unutilized credit commitments, letters of credit, and guarantees (stated at notional amount net of stage 3 allowance for credit losses, if any); and (C) derivative mark-to-market
(MTM) receivables (stated at fair value) and repo-style transactions (stated at fair value).
The following table provides a summary of our positions in these regions:

Direct exposures
	Funded				Unfunded			Derivative MTM receivables and repo-style transactions (1)
$ millions, as at July 31, 2026	Corporate	Sovereign	Banks	Total funded (A)	Corporate	Banks	Total unfunded (B)	Corporate	Sovereign	Banks	Net exposure (C)	Total direct exposure (A)+(B)+(C)
U.K.	$13,346	$1,363	$4,876	$19,585	$9,382	$2,284	$11,666	$618	$77	$1,391	$2,086	$33,337
Europe excluding U.K. (2)	11,786	2,906	16,160	30,852	9,094	2,900	11,994	516	209	2,128	2,853	45,699
Caribbean	5,892	2,242	5,776	13,910	2,467	3,832	6,299	50	–	190	240	20,449
Latin America (3)	230	38	8	276	935	18	953	–	44	–	44	1,273
Asia	4,018	1,783	2,750	8,551	211	1,036	1,247	19	591	1,479	2,089	11,887
Oceania (4)	5,725	839	1,271	7,835	4,271	284	4,555	338	–	245	583	12,973
Other	31	–	4	35	336	–	336	–	–	–	–	371
Total (5)	$41,028	$9,171	$30,845	$81,044	$26,696	$10,354	$37,050	$1,541	$921	$5,433	$7,895	$125,989
October 31, 2025	$37,188	$8,950	$20,041	$66,179	$26,006	$8,710	$34,716	$930	$651	$4,139	$5,720	$106,615
(1)
The amounts shown are net of CVA and collateral. Collateral on derivative MTM receivables was $15.3 billion (October 31, 2025: $8.7 billion), collateral on repo-style transactions was $209.4 billion (October 31, 2025: $160.3 billion), and both comprise cash and investment grade debt securities.

(2)	Exposures to Russia and Ukraine are de minimis.
(3)	Includes Mexico, Central America and South America.
(4)	Includes Australia and New Zealand.
(5)	Excludes exposure of $8,249 million (October 31, 2025: $6,588 million) to supranationals (a multinational organization or a political union comprising member nation-states).

36	CIBC THIRD QUARTER 2026

Market risk

Market risk is the risk of economic and/or financial loss in our trading and non-trading
portfolios from adverse changes in underlying market factors, including interest rates, foreign exchange rates, equity market prices, commodity prices, credit spreads, and customer behaviour for retail products. Market risk arises in CIBC’s trading and treasury activities, and encompasses all market-related positioning and market-making activity.
The trading portfolio consists of positions in financial instruments and commodities held to meet the near-term needs of our clients.
The
non-trading
portfolio consists of positions in various currencies that relate to asset/liability management (ALM) and investment activities.
Risk measurement
The following table provides balances on the interim consolidated balance sheet that are subject to market risk. Certain differences between accounting and risk classifications are detailed in the footnotes below:

$ millions, as at					2026 Jul. 31					2025 Oct. 31 (1)
		Subject to market risk					Subject to market risk
	Consolidated balance sheet	Trading		Non- trading	Not subject to market risk	Consolidated balance sheet	Trading		Non- trading	Not subject to market risk	Non-traded risk primary risk sensitivity
Cash and non-interest-bearing deposits with banks (2)	$15,327	$–		$15,327	$–	$12,379	$–		$12,379	$–	Interest rate, foreign exchange
Interest-bearing deposits with banks	42,161	–		42,161	–	31,624	–		31,624	–	Interest rate
Securities	303,670	134,425		169,245	–	283,235	123,157		160,078	–	Interest rate, equity
Cash collateral on securities borrowed	23,673	–		23,673	–	21,697	–		21,697	–	Interest rate
Securities purchased under resale agreements	89,525	14,479		75,046	–	86,695	17,651		69,044	–	Interest rate
Loans
Residential mortgages	290,513	–		290,513	–	287,033	–		287,033	–	Interest rate
Personal	48,578	–		48,578	–	47,866	–		47,866	–	Interest rate
Credit card	22,547	–		22,547	–	21,581	–		21,581	–	Interest rate
Business and government	254,423	424		253,999	–	237,416	443		236,973	–	Interest rate
Allowance for credit losses	(4,646)	–		(4,646)	–	(4,392)	–		(4,392)	–	Interest rate
Derivative instruments	36,383	33,473		2,910	–	38,352	34,030		4,322	–	Interest rate, foreign exchange
Other assets	55,628	9,128		35,732	10,768	53,452	7,684		35,242	10,526	Interest rate, equity, foreign exchange
Total assets	$1,177,782	$191,929		$975,085	$10,768	$1,116,938	$182,965		$923,447	$10,526
Deposits	$852,175	$33,794	(3)	$818,381	$–	$808,124	$30,543	(3)	$777,581	$–	Interest rate
Obligations related to securities sold short	23,633	22,658		975	–	24,244	24,101		143	–	Interest rate
Cash collateral on securities lent	11,007	–		11,007	–	6,031	–		6,031	–	Interest rate
Obligations related to securities sold under repurchase agreements	138,707	–		138,707	–	130,042	–		130,042	–	Interest rate
Derivative instruments	41,145	38,658		2,487	–	41,411	40,236		1,175	–	Interest rate, foreign exchange
Other liabilities	36,864	4,541		24,704	7,619	34,854	4,032		23,100	7,722	Interest rate
Subordinated indebtedness	6,762	–		6,762	–	7,819	–		7,819	–	Interest rate
Total liabilities	$1,110,293	$99,651		$1,003,023	$7,619	$1,052,525	$98,912		$945,891	$7,722
(1)	Certain prior period information has been restated to conform to the presentation adopted in the first quarter of 2026.
(2)	Cash includes interest-bearing demand deposits with Bank of Canada.
(3)	Comprises FVO deposits which are considered trading for market risk purposes, including certain deposit notes that have equity risk exposures and are economically hedged by trading books.

Trading activities
We hold positions in traded financial contracts to meet client investment and risk management needs. Trading revenue (net interest income and non-interest
income) is generated from these transactions. Trading instruments are recorded at fair value and include debt and equity securities, as well as interest rate, foreign exchange, equity, commodity, and credit derivative products.
Value-at-Risk
Our
Value-at-Risk
(VaR) methodology is a statistical technique that measures the potential overnight loss at a 99% confidence level. We use a full revaluation historical simulation methodology to compute VaR and other risk measures.
The following table shows VaR for our trading activities based on risk type.

	As at or for the three months ended								As at or for the nine months ended
$ millions				2026 Jul. 31		2026 Apr. 30		2025 Jul. 31	2026 Jul. 31	2025 Jul. 31
	High	Low	As at	Average	As at	Average	As at	Average	Average	Average
Interest rate risk	$12.4	$3.6	$4.3	$6.4	$5.3	$6.5	$9.0	$7.4	$7.1	$7.8
Credit spread risk	1.5	0.7	1.0	1.0	1.0	1.0	1.3	1.6	1.0	1.8
Equity risk	13.4	8.4	10.6	10.7	11.3	8.4	9.5	9.5	8.4	9.8
Foreign exchange risk	1.5	0.3	1.0	0.6	0.9	0.8	0.8	1.0	0.7	1.2
Commodity risk	5.9	2.6	5.9	3.7	4.0	3.7	2.5	2.3	3.9	3.4
Diversification effect (1)	n/m	n/m	(11.9)	(11.3)	(11.3)	(10.3)	(13.3)	(10.6)	(10.7)	(12.1)
Total VaR (one-day measure)	$14.3	$9.0	$10.9	$11.1	$11.2	$10.1	$9.8	$11.2	$10.4	$11.9
(1)	Total VaR is less than the sum of the VaR of the different market risk types due to risk offsets resulting from a portfolio diversification effect.
n/m	Not meaningful. It is not meaningful to compute a diversification effect because the high and low may occur on different days for different risk types.
Average total VaR for the three months ended July 31, 2026 was up $1.0 million from the prior quarter, driven by an increase in equity derivatives exposure, partially offset by an increase in diversification effect.

CIBC THIRD QUARTER 2026	37

Trading revenue
Trading revenue comprises both trading net interest income and non-interest
income and excludes underwriting fees and commissions.
During the quarter, trading revenue was positive for 100% of the days. Average daily trading revenue was $12.4 million during the quarter. Average daily trading revenue is calculated as the total trading revenue divided by the number of business days in the period.
Trading revenue versus VaR
The trading revenue versus VaR graph below shows the current quarter and the three previous quarters’ daily trading revenue against the close of business day VaR measures.

Non-trading
activities
Structural interest rate risk (SIRR)
SIRR primarily consists of the risk arising due to mismatches in the timing of the repricing of assets and liabilities, which do not arise from trading and trading-related businesses. The objective of SIRR management is to lock in product spreads and deliver stable and predictable net interest income over time, while managing the risk to the economic value of our assets arising from changes in interest rates.
SIRR results from differences in the maturities or repricing dates of assets and liabilities, both on-
and
off-balance
sheet, as well as from embedded optionality in retail products, and other product features that could affect the expected timing of cash flows, such as options to pre-pay
loans or redeem term deposits prior to contractual maturity. A number of assumptions affecting cash flows, product repricing and the administration of rates underlie the models used to measure SIRR. The key assumptions pertain to the expected funding profile of mortgage rate commitments, fixed rate loan prepayment behaviour, term deposit redemption behaviour, the treatment of non-maturity
deposits and equity. Assumptions rely on empirical data, based on historical client behaviour, balance sheet composition and product pricing with the consideration of possible forward-looking changes. All models and assumptions used to measure SIRR are subject to independent oversight by Risk Management. A variety of cash instruments and derivatives, primarily interest rate swaps, are used to manage these risks.
The following table shows the potential
before-tax
impact of an immediate and sustained 100 basis point increase and 100 basis point decrease in interest rates on projected
12-month
net interest income and the economic value of equity (EVE) for our structural balance sheet, assuming no subsequent hedging management actions or changes in business mix or changes in product margins.
Structural interest rate sensitivity – measures

$ millions (pre-tax), as at		2026 Jul. 31			2026 Apr. 30			2025 Jul. 31
	CAD (1)	USD	Total	CAD (1)	USD	Total	CAD (1)	USD	Total
100 basis point increase in interest rates
Increase (decrease) in net interest income	$110	$67	$177	$72	$47	$119	$116	$31	$147
Increase (decrease) in EVE	(1,068)	(487)	(1,555)	(1,088)	(454)	(1,542)	(1,072)	(441)	(1,513)
100 basis point decrease in interest rates
Increase (decrease) in net interest income	(161)	(69)	(230)	(114)	(50)	(164)	(191)	(34)	(225)
Increase (decrease) in EVE	993	484	1,477	962	444	1,406	922	437	1,359
(1)	Includes CAD and other currency exposures.

38	CIBC THIRD QUARTER 2026

Liquidity risk

Liquidity risk is the risk of having insufficient cash or its equivalent in a timely and cost-effective manner to meet financial obligations as they come due. Common sources of liquidity risk inherent in banking services include unanticipated withdrawals of deposits, the inability to replace maturing debt, credit and liquidity commitments, and additional pledging or other collateral requirements.
Our approach to liquidity risk management supports our business strategy, aligns with our risk appetite and adheres to regulatory expectations.
Our management strategies, objectives and practices are regularly reviewed to align with changes to the liquidity environment, including regulatory, business and/or market developments. Liquidity risk remains within CIBC’s risk appetite.
Governance and management
We manage liquidity risk in a manner that enables us to withstand a liquidity stress event without an adverse impact on the viability of our operations. Actual and anticipated cash flows generated from on-
and
off-balance
sheet exposures are routinely measured and monitored to ensure compliance with established limits. We incorporate stress testing into the management and measurement of liquidity risk. Stress test results assist with the development of our liquidity assumptions, identification of potential constraints to funding planning, and contribute to the design of our contingency funding plan.
Liquidity risk is managed using the three lines of defence model, and the ongoing management of liquidity risk is the responsibility of the Treasurer, supported by guidance from the Global Asset Liability Committee (GALCO).
The Treasurer is responsible for managing the activities and processes required for measurement and the reporting and monitoring of CIBC’s liquidity risk position as the first line of defence.
The Liquidity and
Non-Trading
Market Risk group provides independent oversight of the measurement, monitoring and control of liquidity risk, as the second line of defence.
Internal audit is the third line of defence providing reasonable assurance to senior management and the Audit Committee of the Board on the effectiveness of CIBC’s governance practices, risk management processes, and internal control as part of its risk-based audit plan and in accordance with its mandate as described in the Internal Audit Charter.
The GALCO governs CIBC’s liquidity risk management, ensuring the liquidity risk management methodologies, assumptions, and key metrics are regularly reviewed and aligned with CIBC’s requirements. The Liquidity Risk Management Committee, a subcommittee of GALCO, monitors global liquidity risk and is responsible for ensuring that CIBC’s liquidity risk profile is comprehensively measured and managed in alignment with CIBC’s strategic direction, risk appetite and regulatory requirements.
The Risk Management Committee (RMC) provides governance through bi-annual
review of CIBC’s liquidity risk management policy, and recommends liquidity risk tolerance to the Board through the risk appetite statement which is reviewed annually.

Liquid assets
Available liquid assets include unencumbered cash and marketable securities from on-
and
off-balance
sheet sources that can be used to access funding in a timely fashion. Encumbered liquid assets, composed of assets pledged as collateral and those assets that are deemed restricted due to legal, operational, or other purposes, are not considered as sources of available liquidity when measuring liquidity risk. The asset mix is supported by concentration monitoring on issuers, tenors and product types to ensure that bank-wide liquid asset portfolios contain a mix of assets that have appropriate liquidity, including in times of stress.
Encumbered and unencumbered liquid assets from
on-
and
off-balance
sheet sources are summarized as follows:

$ millions, as at		Bank owned liquid assets	Securities received as collateral	Total liquid assets	Encumbered liquid assets	Unencumbered liquid assets	(1)
2026	Cash and deposits with banks	$57,488	$–	$57,488	$285	$57,203
Jul. 31	Securities issued or guaranteed by sovereigns, central banks, and multilateral development banks	194,458	127,005	321,463	179,635	141,828
	Other debt securities	8,655	21,215	29,870	16,124	13,746
	Equities	86,594	48,932	135,526	89,197	46,329
	Canadian government guaranteed National Housing Act mortgage-backed securities	25,792	2,500	28,292	20,525	7,767
	Other liquid assets (2)	19,921	6,112	26,033	12,489	13,544
	Total	$392,908	$205,764	$598,672	$318,255	$280,417
2025	Cash and deposits with banks	$44,003	$–	$44,003	$285	$43,718
Oct. 31	Securities issued or guaranteed by sovereigns, central banks, and multilateral development banks	188,603	119,484	308,087	167,774	140,313
	Other debt securities	7,273	14,675	21,948	11,065	10,883
	Equities	72,778	44,189	116,967	76,927	40,040
	Canadian government guaranteed National Housing Act mortgage-backed securities	31,690	4,053	35,743	23,275	12,468
	Other liquid assets (2)	20,834	4,616	25,450	10,708	14,742
	Total	$365,181	$187,017	$552,198	$290,034	$262,164
(1)	Unencumbered liquid assets are defined as on-balance sheet assets, assets borrowed or purchased under resale agreements, and other off-balance sheet collateral received less encumbered liquid assets.
(2)	Includes cash pledged as collateral for derivatives transactions, select asset-backed securities and precious metals.
The following table summarizes unencumbered liquid assets held by CIBC (parent) and its domestic and foreign subsidiaries:

$ millions, as at	2026 Jul. 31	2025 Oct. 31
CIBC (parent)	$185,416	$171,850
Domestic subsidiaries	13,000	16,327
Foreign subsidiaries	82,001	73,987
Total	$280,417	$262,164

CIBC THIRD QUARTER 2026	39

Asset haircuts and monetization depth assumptions under a liquidity stress scenario are applied to determine asset liquidity value. Haircuts take into consideration those margins applicable at central banks – such as the Bank of Canada and the U.S. Federal Reserve Bank – historical observations, and securities characteristics including asset type, issuer, credit ratings, currency and remaining term to maturity, as well as available regulatory guidance.
Our encumbered liquid assets as at July 31, 2026 increased by $28.2 billion since October 31, 2025, primarily due to an increase in securities financing activities to fund asset growth. Unencumbered liquid assets increased by $18.3 billion, primarily due to an increase in cash and equity securities held.
Furthermore, we maintain access eligibility to the Bank of Canada’s Emergency Lending Assistance program and the U.S. Federal Reserve Bank’s Discount Window.
Asset encumbrance

In the course of our
day-to-day
operations, securities and other assets are pledged to secure obligations, participate in clearing and settlement systems and for other collateral management purposes.
The following table provides a summary of our total
on-
and
off-balance
sheet encumbered and unencumbered assets:

		Encumbered			Unencumbered			Total assets
$ millions, as at		Pledged as collateral	Other	(1)	Available as collateral	Other	(2)
2026	Cash and deposits with banks	$–	$285		$57,203	$–		$57,488
Jul. 31	Securities (3)	289,981	7,464		215,447	–		512,892
	Loans, net of allowance for credit losses (4)	–	56,660		19,761	534,994		611,415
	Other assets	5,838	–		7,237	78,936		92,011
	Total	$295,819	$64,409		$299,648	$613,930		$1,273,806
2025	Cash and deposits with banks	$–	$285		$43,718	$–		$44,003
Oct. 31	Securities (3)	259,632	6,842		205,978	–		472,452
	Loans, net of allowance for credit losses (4)	–	67,227		23,509	498,768		589,504
	Other assets	8,132	–		6,492	77,180		91,804
	Total	$267,764	$74,354		$279,697	$575,948		$1,197,763
(1)	Includes assets supporting CIBC’s long-term funding activities and assets restricted for legal or other reasons, such as restricted cash.
(2)	Other unencumbered assets are not subject to any restrictions on their use to secure funding or as collateral, however, they are not considered immediately available to existing borrowing programs.
(3)
Total securities comprise certain
on-balance
sheet securities, as well as
off-balance
sheet securities received under resale agreements, secured borrowings transactions, and collateral-for-collateral
transactions.

(4)	Loans included as available as collateral represent the loans underlying National Housing Act mortgage-backed securities and Federal Home Loan Banks eligible loans.

Restrictions on the flow of funds
Our subsidiaries are not subject to significant restrictions that would prevent transfers of funds, dividends or capital distributions. However, certain subsidiaries have different capital and liquidity requirements, established by applicable banking and securities regulators.
We monitor and manage our capital and liquidity requirements across these entities to ensure that resources are used efficiently and entities are in compliance with local regulatory and policy requirements.
Liquidity coverage ratio
The objective of the LCR is to promote short-term resilience of a bank’s liquidity risk profile, ensuring that it has adequate unencumbered high quality liquid resources to meet its liquidity needs in a
30-day
acute stress scenario. Canadian banks are required by OSFI to achieve a minimum LCR value of 100%. We are in compliance with this requirement.
In accordance with the calibration methodology contained in OSFI’s LAR Guideline, we report the LCR to OSFI on a monthly basis. The ratio is calculated as the total of unencumbered high quality liquid assets (HQLA) over the total net cash outflows in the next 30 calendar days.
The LCR’s numerator consists of unencumbered HQLA, which follow an OSFI-defined set of eligibility criteria that considers fundamental and market-related characteristics, and the relative ability to operationally monetize assets on a timely basis during a period of stress. Our centrally managed liquid asset portfolio includes those liquid assets reported in the HQLA, such as central government treasury bills and bonds, central bank deposits and high-rated sovereign, agency, provincial, and corporate securities. Asset eligibility limitations inherent in the LCR metric do not necessarily reflect our internal assessment of our ability to monetize our marketable assets under stress.
The ratio’s denominator reflects net cash outflows expected in the LCR’s stress scenario over the
30-calendar-day
period. Expected cash outflows represent
LCR-defined
withdrawal or draw-down rates applied against outstanding liabilities and off-balance
sheet commitments, respectively. Significant contributors to our LCR outflows include business and financial institution deposit run-off,
draws on undrawn lines of credit and unsecured debt maturities. Cash outflows are partially offset by cash inflows, which are calculated at OSFI-prescribed LCR inflow rates, and include performing loan repayments and maturing non-HQLA
marketable assets.
During a period of financial stress, institutions may use their stock of HQLA, thereby falling below 100%, as maintaining the LCR at 100% under such circumstances could produce undue negative effects on the institution and other market participants.

40	CIBC THIRD QUARTER 2026

The LCR is calculated and disclosed using a standard OSFI-prescribed template.

$ millions, average of the three months ended July 31, 2026		Total unweighted valu	e (1)	Total weighted value (2)
HQLA
1	HQLA	n/a		$211,128
Cash outflows
2	Retail deposits and deposits from small business customers, of which:	$243,223		$21,849
3	Stable deposits	106,510		3,195
4	Less stable deposits	136,713		18,654
5	Unsecured wholesale funding, of which:	276,498		114,528
6	Operational deposits (all counterparties) and deposits in networks of cooperative banks	151,243		36,793
7	Non-operational deposits (all counterparties)	109,773		62,530
8	Unsecured debt	15,482		15,205
9	Secured wholesale funding	n/a		43,304
10	Additional requirements, of which:	211,250		45,132
11	Outflows related to derivative exposures and other collateral requirements	27,581		9,072
12	Outflows related to loss of funding on debt products	9,216		9,216
13	Credit and liquidity facilities	174,453		26,844
14	Other contractual funding obligations	5,844		4,797
15	Other contingent funding obligations	511,154		11,245
16	Total cash outflows	n/a		$240,855
Cash inflows
17	Secured lending (e.g. reverse repos)	$179,842		$34,463
18	Inflows from fully performing exposures	18,301		9,334
19	Other cash inflows	30,411		30,411
20	Total cash inflows	$228,554		$74,208
				Total adjusted value
21	Total HQLA	n/a		$211,128
22	Total net cash outflows	n/a		$166,647
23	LCR	n/a		127%

$ millions, average of the three months ended April 30, 2026				Total adjusted value
24	Total HQLA	n/a		$204,468
25	Total net cash outflows	n/a		$155,702
26	LCR	n/a		131%
(1)
Unweighted inflow and outflow values are calculated as outstanding balances maturing or callable within 30 days of various categories or types of liabilities, off-balance
sheet items or contractual receivables.

(2)	Weighted values are calculated after the application of haircuts (for HQLA) and inflow and outflow rates prescribed by OSFI.
n/a	Not applicable as per the LCR common disclosure template.
Our average LCR as at July 31, 2026 decreased to 127% from 131% in the prior quarter, driven by an increase in net cash outflows primarily from an increase in secured wholesale funding, less stable deposits and non-operational
deposits, partially offset by higher levels of HQLA.
Net stable funding ratio
Derived from the BCBS’s Basel III framework and incorporated into OSFI’s LAR Guideline, the NSFR standard aims to promote long-term resilience of the financial sector by requiring banks to maintain a sustainable funding profile in relation to the composition of their assets and off-balance
sheet activities. Canadian
D-SIBs
are required to maintain a minimum NSFR value of 100% on a consolidated bank basis. CIBC is in compliance with this requirement.
In accordance with the calibration methodology contained in OSFI’s LAR Guideline, we report the NSFR to OSFI on a quarterly basis. The ratio is calculated as total available stable funding (ASF) over the total required stable funding (RSF).
The numerator consists of the portion of capital and liabilities considered reliable over a one-year
time horizon. The NSFR considers longer-term sources of funding to be more stable than short-term funding and deposits from retail and commercial customers to be behaviourally more stable than wholesale funding of the same maturity. In accordance with our funding strategy, key drivers of our ASF include client deposits supplemented by secured and unsecured wholesale funding, and capital instruments.
The denominator represents the amount of stable funding required based on the OSFI-defined liquidity characteristics and residual maturities of assets and off-balance
sheet exposures. The NSFR ascribes varying degrees of RSF such that HQLA and short-term exposures are assumed to have a lower funding requirement than less liquid and longer-term exposures. Our RSF is largely driven by retail, commercial and corporate lending, investments in liquid assets, derivative exposures, and undrawn lines of credit and liquidity.
The ASF and RSF may be adjusted to zero for certain liabilities and assets that are determined to be interdependent if they meet the NSFR-defined criteria, which take into account the purpose, amount, cash flows, tenor and counterparties among other aspects to ensure the institution is acting solely as a pass-through unit for the underlying transactions. We report, where applicable, interdependent assets and liabilities arising from transactions OSFI has designated as eligible for such treatment in the LAR Guideline.

CIBC THIRD QUARTER 2026	41

The NSFR is calculated and disclosed using an OSFI-prescribed template, which captures the key quantitative information based on liquidity characteristics unique to the NSFR as defined in the LAR Guideline. As a result, amounts presented in the table below may not allow for direct comparison with the interim consolidated financial statements.

		a	b	c	d	e
		Unweighted value by residual maturity
$ millions, as at July 31, 2026		No maturity	<6 months	6 months to <1 year	>1 year	Weighted value
ASF item
1	Capital	$67,974	$–	$–	$6,26 7	$74,241
2	Regulatory capital	67,974	–	–	6,26 7	74,241
3	Other capital instruments	–	–	–	–	–
4	Retail deposits and deposits from small business customers	213,220	46,287	20,752	17,195	272,294
5	Stable deposits	96,799	18,612	11,038	9,178	129,305
6	Less stable deposits	116,421	27,675	9,714	8,017	142,989
7	Wholesale funding	228,645	231,652	71,796	133,379	299,594
8	Operational deposits	151,683	5,862	–	–	78,773
9	Other wholesale funding	76,962	225,790	71,796	133,379	220,821
10	Liabilities with matching interdependent assets	–	1,016	1,037	13,340	–
11	Other liabilities	–	75,666 (1)			13,237
12	NSFR derivative liabilities		15,019 (1)
13	All other liabilities and equity not included in the above categories	–	47,345	130	13,172	13,237
14	Total ASF					$659,366
RSF item
15	Total NSFR HQLA					$28,829
16	Deposits held at other financial institutions for operational purposes	–	3,065	–	287	1,819
17	Performing loans and securities	139,219	145,156	85,081	368,528	480,999
18	Performing loans to financial institutions secured by Level 1 HQLA	–	35,074	6,266	146	5,036
19	Performing loans to financial institutions secured by non-Level 1 HQLA and unsecured performing loans to financial institutions	3,130	55,133	13,280	13,738	29,565
20	Performing loans to non-financial corporate clients, loans to retail and small business customers, and loans to sovereigns, central banks and public sector entities, of which:	87,081	22,925	23,171	142,787	218,839
21	With a risk weight of less than or equal to 35% under the Basel II standardized approach for credit risk	–	–	–	–	–
22	Performing residential mortgages, of which:	19,142	30,004	42,278	196,469	188,041
23	With a risk weight of less than or equal to 35% under the Basel II standardized approach for credit risk	19,142	29,928	42,202	190,542	182,927
24	Securities that are not in default and do not qualify as HQLA, including exchange-traded equities	29,866	2,020	86	15,388	39,518
25	Assets with matching interdependent liabilities	–	1,016	1,037	13,340	–
26	Other assets	18,549	63,824 (1)			52,123
27	Physical traded commodities, including gold	7,237				6,152
28	Assets posted as initial margin for derivative contracts and contributions to default funds of central counterparties		15,953 (1)			13,560
29	NSFR derivative assets		9,719 (1)			–
30	NSFR derivative liabilities before deduction of variation margin posted		136 (1)			1,196
31	All other assets not included in the above categories	11,312	26,648	103	11,265	31,215
32	Off-balance sheet items		539,179 (1)			18,712
33	Total RSF					$582,482
34	NSFR					113%
$ millions, as at April 30, 2026						Weighted value
35	Total ASF					$645,887
36	Total RSF					$565,530
37	NSFR					114%
(1)	No assigned time period per disclosure template design.
Our NSFR as at July 31, 2026 decreased to 113% from 114% in the prior quarter, primarily due to an increase in RSF from performing loans and securities, largely offset by an increase in ASF from wholesale funding.
CIBC considers the impact of its business decisions on the LCR, NSFR and other liquidity risk metrics that it regularly monitors as part of a robust liquidity risk management function. Variables that can impact the metrics month-over-month include, but are not limited to, items such as wholesale funding activities and maturities, strategic balance sheet initiatives, and transactions and market conditions affecting collateral.
Reporting of the LCR and NSFR is calibrated centrally by Treasury, in conjunction with the SBUs and other functional groups.
Funding

We fund our operations with client-sourced deposits, supplemented with a wide range of wholesale funding.
Our principal approach aims to fund our consolidated balance sheet with deposits primarily raised from personal and commercial banking channels. We maintain a foundation of relationship-based core deposits, whose stability is regularly evaluated through internally developed statistical assessments.

42	CIBC THIRD QUARTER 2026

We routinely access a range of short-term and long-term secured and unsecured funding sources diversified by geography, depositor type, instrument, currency and maturity. We raise long-term funding from existing programs including covered bonds, asset securitizations and unsecured debt.
We continuously evaluate opportunities to diversify into new funding products and investor segments in an effort to maximize funding flexibility and minimize concentration and financing costs. We regularly monitor wholesale funding levels and concentrations to internal limits consistent with our desired liquidity risk profile.
GALCO and RMC review and approve CIBC’s funding plan, which incorporates projected asset and liability growth, funding maturities, and output from our liquidity position forecasting.
The following table provides the contractual maturity profile of our wholesale funding sources at their carrying values:

$ millions, as at July 31, 2026	Less than 1 month	1–3 months	3–6 months	6–12 months	Less than 1 year total	1–2 years	Over 2 years	Total
Deposits from banks (1)	$7,373	$1,223	$2,208	$2,068	$12,872	$–	$–	$12,872
Certificates of deposit and commercial paper	7,868	8,927	16,732	37,161	70,688	22	–	70,710
Bearer deposit notes and bankers’ acceptances	317	1,472	3,729	1,092	6,610	–	–	6,610
Senior unsecured medium-term notes (2)	–	2,984	4,302	12,445	19,731	16,738	40,042	76,511
Senior unsecured structured notes	–	24	–	149	173	25	70	268
Covered bonds/asset-backed securities
Mortgage securitization (3)	–	569	436	1,034	2,039	2,471	12,085	16,595
Covered bonds	–	3,904	3,505	3,987	11,396	6,775	19,959	38,130
Cards securitization	–	–	–	–	–	2,298	196	2,494
Subordinated liabilities	–	–	–	–	–	–	6,762	6,762
Other (4)	–	–	3,505	–	3,505	–	8	3,513
Total	$15,558	$19,103	$34,417	$57,936	$127,014	$28,329	$79,122	$234,465
Of which:
Secured	$–	$4,473	$3,941	$5,021	$13,435	$11,544	$32,240	$57,219
Unsecured	15,558	14,630	30,476	52,915	113,579	16,785	46,882	177,246
Total	$15,558	$19,103	$34,417	$57,936	$127,014	$28,329	$79,122	$234,465
October 31, 2025	$17,012	$17,944	$36,530	$58,123	$129,609	$31,361	$70,832	$231,802
(1)	Includes non-negotiable term deposits from banks.
(2)	Includes wholesale funding liabilities which are subject to conversion under bail-in regulations. See the “Capital management” section for additional details.
(3)	Includes $1,201 million (October 31, 2025: $500 million) of HELOC securitization.
(4)	Includes Federal Home Loan Bank (FHLB) deposits.
The following table provides the diversification of CIBC’s wholesale funding by currency:

$ billions, as at	2026 Jul. 31		2025 Oct. 31
CAD	$51.4	22%	$49.8	21%
USD	127.5	54	124.2	54
Other	55.6	24	57.8	25
	$234.5	100%	$231.8	100%
We manage liquidity risk in a manner that enables us to withstand severe liquidity stress events. Wholesale funding may present a higher risk of run-off
in stress situations, and we maintain significant portfolios of unencumbered liquid assets to mitigate this risk. See the “Liquid assets” section for additional details.
Credit ratings
Our access to and cost of wholesale funding are dependent on multiple factors, among them credit ratings provided by rating agencies. Rating agencies’ opinions are based upon internal methodologies, and are subject to change based on factors including, but not limited to, financial strength, competitive position, macroeconomic backdrop and liquidity positioning. Our credit ratings are summarized in the following table:

As at July 31, 2026	Morningstar DBRS	Fitch	Moody’s	S&P
Deposit/Counterparty (1)	AA	AA+	Aa2	A+
Issuer Rating (2)	AA	AA+	Aa2	A+
Bail-in senior debt (3)	AA(L)	AA-	A2	A-
Subordinated indebtedness	A(H)	A	Baa1	A-
Subordinated indebtedness – NVCC (4)	A(L)	A	Baa1	BBB+
Limited Recourse Capital Notes – NVCC (4)(5)	BBB(H)	BBB+	Baa3	BBB-
Preferred shares – NVCC (4)(5)	Pfd-2	BBB+	Baa3	P-2(L)
Short-term debt	R-1(H)	F1+	P-1	A-1
Outlook	Stable	Stable	Stable	Stable
(1)
Morningstar DBRS Long-Term Issuer Rating; Fitch Ratings Inc. (Fitch) Long-Term Deposit Rating and Derivative Counterparty Rating; Moody’s Investors Service, Inc. (Moody’s) Long-Term Deposit and Counterparty Risk Assessment Rating; Standard & Poor’s (S&P’s) Issuer Credit Rating.

(2)	Credit ratings applicable to senior unsecured debt which is excluded from the Bail-in regime.
(3)	Comprises liabilities which are subject to conversion under bail-in regulations. See the “Capital management” section for additional details.
(4)	Comprises instruments which are treated as NVCC in accordance with OSFI’s CAR Guideline.
(5)	Morningstar DBRS rating does not apply to LRCNs and associated preferred shares issued in USD. Fitch rating only applies to LRCNs and associated preferred shares issued in USD.

CIBC THIRD QUARTER 2026	43

Additional collateral requirements for rating downgrades
We are required to deliver collateral to certain derivative counterparties in the event of a downgrade to our current credit risk rating. The collateral requirement is based on MTM exposure, collateral valuations, and collateral arrangement thresholds, as applicable. The following table presents the additional cumulative collateral requirements for rating downgrades:

$ billions, as at	2026 Jul. 31	2025 Oct. 31
One-notch downgrade	$–	$–
Two-notch downgrade	0.1	0.1
Three-notch downgrade	0.3	0.4
Other risks
We also have policies and processes to measure, monitor and mitigate other risks, including strategic, reputation, environmental and social, insurance, and operational risks, such as technology, information and cyber security, and regulatory compliance. The “Top and emerging risks” section includes updates to these risks. The related policies and processes have not changed significantly from those described on pages 77 to 81 of our 2025 Annual Report.
Accounting and control matters
Critical accounting policies and estimates
The interim consolidated financial statements have been prepared in accordance with International Accounting Standard (IAS) 34 “Interim Financial Reporting” using IFRS as issued by the International Accounting Standards Board (IASB). A summary of material accounting policies is presented in Note 1 to the consolidated financial statements included in our 2025 Annual Report. The interim consolidated financial statements have been prepared using the same accounting policies as CIBC’s consolidated financial statements as at and for the year ended October 31, 2025.
Certain accounting policies require us to make judgments and estimates, some of which relate to matters that are uncertain. The current macroeconomic environment, including with respect to trade policy uncertainty, as well as geopolitical events, gives rise to heightened uncertainty as it relates to our accounting estimates and assumptions and increases the need to apply judgment. In particular, changes in the judgments and estimates related to IFRS 9 “Financial Instruments” (IFRS 9) can have a significant impact on the level of ECL allowance recognized and period-over-period volatility of the provision for credit losses. See Note 5 to the consolidated financial statements in our 2025 Annual Report and Note 5 to our interim consolidated financial statements for more information concerning the high level of judgment inherent in the estimation of ECL allowance.
Accounting developments
For details on future accounting policy changes, refer to Note 30 to the consolidated financial statements included in our 2025 Annual Report. We are continuing to evaluate the impact of standards that are effective for us after fiscal 2026.
Other regulatory developments
Liquidity Adequacy Requirements (LAR) Guideline
The OSFI 2026 LAR Guideline became effective on May 1, 2026. The LAR Guideline simplified the definition of retail rate sensitive deposits, clarified what type of deposits would qualify for the preferential liquidity treatment as retail funding, clarified maturity and contingent funding obligations for structured notes, and aligned the liquidity treatment for retail structured notes with term deposits directly managed by an unaffiliated third party. These changes did not have a material impact on CIBC.
Consumer-Driven Banking Act
On March 26, 2026,
Bill
C-15,
the Budget 2025 Implementation Act, No.
 1
, received Royal Assent to officially enact the
Consumer-Driven Banking Act
. The Act establishes Canada’s statutory framework for open banking, including consumer protection, liability and oversight. We will continue to monitor developments and conduct a comprehensive impact assessment on CIBC as more details become available in the coming months.
Controls and procedures
Disclosure controls and procedures
CIBC’s management, with the participation of the President and Chief Executive Officer and the Chief Financial Officer, has evaluated the effectiveness of CIBC’s disclosure controls and procedures as at July 31, 2026 (as defined in the rules of the SEC and the Canadian Securities Administrators). Based on that evaluation, the President and Chief Executive Officer and the Chief Financial Officer have concluded that such disclosure controls and procedures were effective.
Changes in internal control over financial reporting
There have been no changes in CIBC’s internal control over financial reporting during the quarter ended July 31, 2026 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.
Related-party transactions
There have been no significant changes to CIBC’s procedures and policies regarding related-party transactions since October 31, 2025. For additional information, refer to pages 86 and 172 of our 2025 Annual Report.

44	CIBC THIRD QUARTER 2026

Glossary
Allowance for credit losses
Under International Financial Reporting Standard (IFRS) 9, allowance for credit losses represents 12 months of expected credit losses (ECL) for instruments that have not been subject to a significant increase in credit risk since initial recognition, while allowance for credit losses represents lifetime ECL for instruments that have been subject to a significant increase in credit risk, including impaired instruments. ECL allowances for loans and acceptances are included in Allowance for credit losses on the consolidated balance sheet. ECL allowances for fair value through other comprehensive income (FVOCI) debt securities are included as a component of the carrying value of the securities, which are measured at fair value. ECL allowances for other financial assets are included in the carrying value of the instrument. ECL allowances for guarantees and loan commitments are included in Other liabilities.
Allowance for credit losses are adjusted for provisions for (reversals of) credit losses and are reduced by write-offs, net of recoveries.
Amortized cost
The amount at which a financial asset or financial liability is measured at initial recognition minus repayments, plus or minus any unamortized origination date premiums or discounts, plus or minus any basis adjustments resulting from a fair value hedge, and minus any reduction for impairment (directly or through the use of an allowance account). The amount of a financial asset or liability measured at initial recognition is the cost of the financial asset or liability including capitalized transaction costs and deferred fees.
Assets under administration (AUA)
Assets administered by CIBC that are beneficially owned by clients and are, therefore, not reported on the consolidated balance sheet. The services provided by CIBC are of an administrative nature, such as safekeeping of securities, client reporting and record keeping, collection of investment income, and the settlement of purchase and sale transactions. In addition, assets under management (AUM) amounts are included in the amounts reported under AUA.
Assets under management (AUM)
Assets managed by CIBC that are beneficially owned by clients and are, therefore, not reported on the consolidated balance sheet. The service provided in respect of these assets is discretionary portfolio management on behalf of the clients.
Average balances
Average balances are calculated as a weighted average of daily closing balances.
Average interest-earning assets
Average interest-earning assets include interest-bearing deposits with banks, interest-bearing demand deposits with the Bank of Canada, securities, cash collateral on securities borrowed or securities purchased under resale agreements, loans net of allowance for credit losses, and certain sublease-related assets.
Average trading interest-earning assets
Average trading interest-earning assets are average interest-earning assets related to trading activities.
Basis point
One-hundredth
of a percentage point (0.01%).
Collateral
Assets pledged to secure loans or other obligations, which are forfeited if the obligations are not repaid.
Common share book value
Common shareholders’ equity divided by the number of common shares issued and outstanding at end of period.
Common shareholders’ equity
Common shareholders’ equity includes common shares, contributed surplus, retained earnings and accumulated other comprehensive income (AOCI).
Credit derivatives
A category of financial instruments that allow one party (the beneficiary) to separate and transfer the credit risk of nonpayment or partial payment of an underlying financial instrument to another party (the guarantor).
Credit valuation adjustment (CVA)
A valuation adjustment that is required to be considered in measuring fair value of over-the-counter
(OTC) derivatives to recognize the risk that any given derivative counterparty may not ultimately be able to fulfill its obligations. In assessing the net counterparty credit risk (CCR) exposure, we take into account credit mitigants such as collateral, master netting arrangements, and settlements through clearing houses.
Current replacement cost
The estimated cost of replacing an asset at the present time according to its current worth.
Derivatives
A financial contract that derives its value from the performance of an underlying instrument, index or financial rate.
Dividend payout ratio
Common share dividends paid as a percentage of net income after preferred share dividends, premium on preferred share redemptions, and distributions on other equity instruments.

CIBC THIRD QUARTER 2026	45

Dividend yield
Dividends per common share divided by the closing common share price.
Effective interest rate method
A method of calculating the amortized cost of a financial asset or financial liability and of allocating the interest income or interest expense over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash payments or receipts through the expected life of the financial instrument or, when appropriate, a shorter period, to the net carrying amount of the financial asset or financial liability.
Efficiency ratio
Non-interest
expenses as a percentage of total revenue (net interest income and non-interest
income).
Exchange-traded derivative contracts
Standardized derivative contracts (e.g., futures contracts and options) that are transacted on an organized exchange and cleared through a central clearing house, and are generally subject to standard margin requirements.
Fair value
The price that would be received to sell an asset, or paid to transfer a liability, between market participants in an orderly transaction in the principal market at the measurement date under current market conditions.
Forward contracts
A
non-standardized
contract to buy or sell a specified asset at a specified price and specified date in the future.
Forward rate agreement
An OTC forward contract that determines an interest rate to be paid or received commencing on a specified date in the future for a specified period.
Full-time equivalent employees
A measure that normalizes the number of full-time and part-time employees, base salary plus commissioned employees, and 100% commissioned employees into equivalent full-time units based on actual hours of paid work during a given period, for individuals whose compensation is included in the Employee compensation and benefits line on the consolidated statement of income.
Futures
A standardized contract to buy or sell a specified commodity, currency or financial instrument of standardized quantity and quality at a specific price and date in the future. Futures contracts are traded on an exchange.
Guarantees and standby letters of credit
Primarily represent CIBC’s obligation, subject to certain conditions, to make payments to third parties on behalf of clients, if these clients cannot make those payments, or are unable to meet other specified contractual obligations.
Hedge
A transaction intended to offset potential losses/gains that may be incurred in a transaction or portfolio.
Loan loss ratio
The ratio is calculated as the provision for credit losses on impaired loans to average loans and acceptances, net of allowance for credit losses.
Mark-to-market
The fair value (as defined above) at which an asset can be sold or a liability can be transferred.
Net interest income
The difference between interest earned on assets (such as loans and securities) and interest incurred on liabilities (such as deposits and subordinated indebtedness).
Net interest margin
Net interest income as a percentage of average assets.
Net interest margin on average interest-earning assets
Net interest income as a percentage of average interest-earning assets.
Net interest margin on average interest-earning assets (excluding trading)
Net interest margin on average interest-earning assets (excluding trading) is computed using total net interest income minus trading net interest income, divided by total average interest-earning assets excluding average trading interest-earning assets.
Normal course issuer bid (NCIB)
Involves a listed company buying its own shares for cancellation through a stock exchange or other published market, from time to time, and is subject to the various rules of the exchanges and securities commissions.
Notional amount
Principal amount or face amount of a financial contract used for the calculation of payments made on that contract.

46	CIBC THIRD QUARTER 2026

Off-balance
sheet financial instruments
A financial contract that is based mainly on a notional amount and represents a contingent asset or liability of an institution. Such instruments include credit-related arrangements.
Office of the Superintendent of Financial Institutions (OSFI)
OSFI supervises and regulates all banks, all federally incorporated or registered trust and loan companies, insurance companies, cooperative credit associations, fraternal benefit societies, and federal pension plans in Canada.
Operating leverage
Operating leverage is the difference between the year-over-year percentage change in revenue and year-over-year percentage change in non-interest
expenses.
Options
A financial contract under which the writer (seller) confers the right, but not the obligation, to the purchaser to either buy (call option) or sell (put option) a specified amount of an underlying asset or instrument at a specified price either at or by a specified date.
Provision for (reversal of) credit losses
An amount charged or credited to income to adjust the allowance for credit losses to the appropriate level, for both performing and impaired financial assets. Provision for (reversal of) credit losses for loans and acceptances and related off-balance
sheet loan commitments is included in the Provision for (reversal of) credit losses line on the consolidated statement of income. Provision for (reversal of) credit losses for debt securities measured at FVOCI or amortized cost is included in Gains (losses) from debt securities measured at FVOCI and amortized cost, net.
Return on average assets or average interest-earning assets
Net income expressed as a percentage of average assets or average interest-earning assets.
Return on common shareholders’ equity
Net income attributable to common equity shareholders expressed as a percentage of average common shareholders’ equity.
Securities borrowed
Securities are typically borrowed to cover short positions. Borrowing requires the pledging of collateral by the borrower to the lender. The collateral may be cash or a highly rated security.
Securities lent
Securities are typically lent to a borrower to cover their short positions. Borrowing requires the pledging of collateral by the borrower to the lender. The collateral provided may be cash or a highly rated security.
Securities purchased under resale agreements
A transaction where a security is purchased by the buyer and, at the same time, the buyer commits to resell the security to the original seller at a specific price and date in the future.
Securities sold short
A transaction in which the seller sells securities that it does not own. Initially, the seller typically borrows the securities in order to deliver them to the purchaser. At a later date, the seller buys identical securities in the market to replace the borrowed securities.
Securities sold under repurchase agreements
A transaction where a security is sold by the seller and, at the same time, the seller commits to repurchase the security from the original purchaser at a specific price and date in the future.
Structured entities (SEs)
Entities that have been designed so that voting or similar rights are not the dominant factor in deciding who controls the entity, such as when any voting rights relate to administrative tasks only and the relevant activities are directed by means of contractual arrangements.
Swap contracts
A financial contract in which counterparties exchange a series of cash flows based on a specified notional amount over a specified period.
Total shareholder return (TSR)
The total return earned on an investment in CIBC’s common shares. The return measures the change in shareholder value, assuming dividends paid are reinvested in additional shares.
Trading activities and trading net interest income
Trading activities include those that meet the risk definition of trading for regulatory capital and trading market risk management purposes as defined in the Fundamental Review of the Trading Book (FRTB) rules under the Basel III reforms for market risk and in accordance with OSFI’s Capital Adequacy Requirements (CAR) Guideline. Trading net interest income is net interest income related to trading activities.

CIBC THIRD QUARTER 2026	47

Risk and capital glossary
Advanced internal ratings-based (AIRB) approach for credit risk
Version of the internal ratings-based (IRB) approach to credit risk where institutions provide their own estimates of probability of default (PD), loss given default (LGD) and exposure at default (EAD), and their own calculation of effective maturity, subject to meeting minimum standards. AIRB is not permitted for some exposure categories.
Asset/liability management (ALM)
The practice of managing risks that arise from mismatches between the repricing of assets and liabilities, mainly in the non-trading
areas of the bank. Techniques are used to manage the relative duration of CIBC’s assets (such as loans) and liabilities (such as deposits), in order to minimize the adverse impact of changes in interest rates.
Bail-in
eligible liabilities
Bail-in
eligible liabilities include long-term (i.e., original maturity over 400 days), unsecured senior debt issued on or after September 23, 2018 that is tradable and transferrable, and any preferred shares and subordinated debt that are not considered non-viability
contingent capital (NVCC). Consumer deposits, secured liabilities (including covered bonds), certain financial contracts (including derivatives) and certain structured notes are not bail-in
eligible.
Bank exposures
All direct credit risk exposures to deposit-taking institutions and regulated securities firms, and exposures guaranteed by those entities.
Business and government portfolio
A category of exposures that includes lending to businesses and governments, where the primary basis of adjudication relies on the determination and assignment of an appropriate risk rating that reflects the credit risk of the exposure.
Central counterparty (CCP)
A clearing house that interposes itself between counterparties to clear contracts traded in one or more financial markets, becoming the buyer to every seller and the seller to every buyer and thereby ensuring the future performance of open contracts.
Common Equity Tier 1 (CET1), Tier 1 and Total capital ratios
CET1, Tier 1 and total regulatory capital, divided by risk-weighted assets (RWA), as defined by OSFI’s CAR Guideline, which is based on Basel Committee on Banking Supervision (BCBS) standards.
Comprehensive approach for securities financing transactions
A framework for the measurement of CCR with respect to securities financing transactions, which utilizes a volatility-adjusted collateral value to reduce the amount of the exposure.
Corporate exposures
All direct credit risk exposures to corporations, partnerships and proprietorships, and exposures guaranteed by those entities.
Credit risk
The risk of financial loss due to a borrower or counterparty failing to meet its obligations in accordance with contractual terms.
Drawn exposure
The amount of credit risk exposure resulting from loans and other receivables advanced to the customer.
Economic capital
Economic capital is a
non-GAAP
risk measure based upon an internal estimate of equity capital required by the businesses to absorb unexpected losses consistent with our targeted risk rating over a one-year
horizon. Economic capital comprises primarily credit, market, operational and strategic risk capital.
Exposure at default (EAD)
An estimate of the amount of exposure to a customer at the event of, and at the time of, default.
Foundation internal ratings-based (FIRB) approach for credit risk
Version of the IRB approach to credit risk where institutions provide their own estimates of PD and their own calculation of effective maturity and rely on prescribed supervisory estimates for other risk components such as LGD and EAD. FIRB methodology must be used for some exposure categories.
Internal Capital Adequacy Assessment Process (ICAAP)
A framework and process, as defined by Pillar II of the Basel Accord, designed to provide a comprehensive and ongoing assessment of capital adequacy. Through ICAAP, CIBC identifies, measures, and manages all material risks to ensure that sufficient capital is available to support its risk profile and business strategy.
Internal model method (IMM) for counterparty credit risk (CCR)
Models, which have been developed by CIBC and approved by OSFI, for the measurement of CCR with respect to OTC derivatives.

48	CIBC THIRD QUARTER 2026

Internal models approach (IMA) for market risk
Models, which have been developed by CIBC and approved by OSFI, for the measurement of risk and regulatory capital in the trading portfolio for general market risk, debt specific risk, and equity specific risk.
Internal ratings-based (IRB) approach for credit risk
Approach to determining credit risk capital requirements based on risk components such as PD, LGD, EAD and effective maturity.
Internal ratings-based approach for securitization exposures
This approach comprises two calculation methods available for securitization exposures that require OSFI approval: the Internal Ratings-Based Approach
(SEC-IRBA)
is available to the banks approved to use the IRB approach for underlying exposures securitized and the Internal Assessment Approach
(SEC-IAA)
is available for certain securitization exposures extended to asset-backed commercial paper (ABCP) programs.
Leverage ratio
Defined as Tier 1 capital divided by the leverage ratio exposure determined in accordance with guidelines issued by OSFI, which are based on BCBS standards.
Leverage ratio exposure
The leverage ratio exposure is defined under the OSFI rules as on-balance
sheet assets (unweighted) less Tier 1 capital regulatory adjustments plus derivative exposures, securities financing transaction exposures with a limited form of netting under certain conditions, and other off-balance
sheet exposures (such as commitments, direct credit substitutes, undrawn credit card exposures, securitization exposures and unsettled trades).
Liquidity coverage ratio (LCR)
Derived from the BCBS’s Basel III framework and incorporated into OSFI’s Liquidity Adequacy Requirements (LAR) Guideline, the LCR is a liquidity standard that aims to ensure that an institution has an adequate stock of unencumbered high-quality liquid assets (HQLA) that consists of cash or assets that can be converted into cash at little or no loss of value in private markets, to meet its liquidity needs for a
30-calendar-day
liquidity stress scenario.
Liquidity risk
The risk of having insufficient cash or its equivalent in a timely and cost-effective manner to meet financial obligations as they come due.
Loss given default (LGD)
An estimate of the amount of exposure to a customer that will not be recovered following a default by that customer, expressed as a percentage of the EAD. LGD is generally based on downturn assumptions for regulatory capital purposes, and generally based on point-in-time
assumptions reflecting forward-looking information for IFRS 9 ECL purposes.
Market risk
The risk of economic and/or financial loss in our trading and non-trading
portfolios from adverse changes in underlying market factors, including interest rates, foreign exchange rates, equity market prices, commodity prices, credit spreads and customer behaviour for retail products.
Master netting agreement
An industry standard agreement designed to reduce the credit risk of multiple transactions with a counterparty through the creation of a legal right of offset of exposures in the event of a default by that counterparty and through the provision for net settlement of all contracts through a single payment.
Net cumulative cash flow (NCCF)
The NCCF is a liquidity horizon metric defined under OSFI’s LAR Guideline as a monitoring and supervision tool for liquidity risk that measures an institution’s detailed cash flows in order to capture the risk posed by funding mismatches between assets and liabilities.
Net stable funding ratio (NSFR)
Derived from the BCBS’s Basel III framework and incorporated into OSFI’s LAR Guideline, the NSFR standard aims to promote long-term resilience of the financial sector by requiring banks to maintain a sustainable stable funding profile in relation to the composition of their assets and off-balance
sheet activities.
Non-viability
contingent capital (NVCC)
Effective January 1, 2013, in order to qualify for inclusion in regulatory capital, all non-common
Tier 1 and Tier 2 capital instruments must be capable of absorbing losses at the point of non-viability
of a financial institution. This will ensure that investors in such instruments bear losses before taxpayers where the government determines that it is in the public interest to rescue a non-viable
bank.
Operational risk
The risk of loss resulting from people, inadequate or failed internal processes and systems, or from external events.
Other
off-balance
sheet exposure
The amount of credit risk exposure resulting from the issuance of guarantees and letters of credit.
Other retail
This exposure class includes all loans other than qualifying revolving retail and real estate secured personal lending that are extended to individuals under the regulatory capital reporting framework.
Over-the-counter
(OTC) derivatives exposure
The amount of credit risk exposure resulting from derivatives that trade directly between two counterparties, rather than through exchanges.

CIBC THIRD QUARTER 2026	49

Probability of default (PD)
An estimate of the likelihood of default for any particular customer which occurs when that customer is not able to repay its obligations as they become contractually due. PD is based on through-the-cycle
assumptions for regulatory capital purposes, and based on
point-in-time
assumptions reflecting forward-looking information for IFRS 9 ECL purposes.
Qualifying central counterparty (QCCP)
An entity that is licensed to operate as a CCP and is permitted by the appropriate regulator or oversight body to operate as such with respect to the products offered by that CCP.
Qualifying revolving retail
This exposure class includes credit cards, unsecured lines of credit and overdraft protection products extended to individuals.
Real estate secured personal lending
This exposure class includes residential mortgages and home equity loans and lines of credit extended to individuals.
Regulatory capital
Regulatory capital, as defined by OSFI’s CAR Guideline, is comprised of CET1, Additional Tier 1 (AT1) and Tier 2 capital. CET1 capital includes common shares, retained earnings, AOCI (excluding AOCI relating to cash flow hedges and changes in fair value option liabilities attributable to changes in own credit risk) and qualifying instruments issued by a consolidated banking subsidiary to third parties, less regulatory adjustments for items such as goodwill and other intangible assets, certain deferred tax assets, net assets related to defined benefit pension plans, and certain investments. AT1 capital primarily includes NVCC preferred shares, Limited Recourse Capital Notes, and qualifying instruments issued by a consolidated subsidiary to third parties. Tier 1 capital is comprised of CET1 plus AT1. Tier 2 capital includes NVCC subordinated indebtedness, eligible general allowances, and qualifying instruments issued by a consolidated subsidiary to third parties. Total capital is comprised of Tier 1 capital plus Tier 2 capital. Qualifying regulatory capital instruments must be capable of absorbing loss at the point of non-viability
of the financial institution.
Repo-style transactions exposure
The amount of credit risk exposure resulting from our securities bought or sold under resale agreements, as well as securities borrowing and lending activities.
Reputation risk
The risk of negative publicity regarding CIBC’s business conduct or practices which, whether true or not, could significantly harm CIBC’s reputation as a leading financial institution, or could materially and adversely affect CIBC’s business, operations, or financial condition.
Resecuritization
A securitization exposure in which the risk associated with an underlying pool of exposures is tranched and at least one of the underlying exposures is a securitization exposure.
Retail portfolios
A category of exposures that primarily includes consumer but also small business lending, where the primary basis of adjudication and account management relies on credit-scoring models.
Risk-weighted assets (RWA)
RWA consist of three components: (i) RWA for credit risk, which are calculated using the IRB and standardized approaches, (ii) RWA for market risk, and (iii) RWA for operational risk. The IRB RWA are calculated using PDs, LGDs, EADs, and in some cases maturity adjustments, while the standardized approach applies risk weighting factors specified in the OSFI guidelines to on-
and
off-balance
sheet exposures. RWA for market risk in the trading portfolio is based on standardized capital requirements defined by OSFI. The RWA for operational risk, which relate to the risk of losses resulting from people, inadequate or failed internal processes, and systems or from external events, are calculated under a standardized approach.
Since the introduction of Basel II in 2008, OSFI has prescribed a capital floor requirement for institutions that use the IRB approach for credit risk. The capital floor is determined by applying an adjustment factor specified by OSFI to the capital requirement calculated by reference to the standardized approach. Any shortfall in the IRB capital requirement is added to RWA.
Securitization
The process of selling assets (normally financial assets such as loans, leases, trade receivables, credit card receivables or mortgages) to trusts or other SEs. A SE normally issues securities or other forms of interests to investors and/or the asset transferor, and the SE uses the proceeds from the issue of securities or other forms of interest to purchase the transferred assets. The SE will generally use the cash flows generated by the assets to meet the obligations under the securities or other interests issued by the SE, which may carry a number of different risk profiles.
Simple, transparent and comparable (STC) securitizations
Securitization exposures satisfying a set of regulatory STC criteria. Such exposures qualify for a preferential capital treatment under the securitization framework.
Small and medium enterprises (SME) retail
This exposure class includes all loans extended to scored small businesses under the regulatory capital reporting framework.
Sovereign exposures
All direct credit risk exposures to governments, central banks and certain public sector entities, and exposures guaranteed by those entities.

50	CIBC THIRD QUARTER 2026

Specialized lending (SL)
A subset of Corporate exposures falling into one of the following sub-classes:
project finance (PF), object finance (OF), commodities finance (CF), income-producing real estate (IPRE), and high-volatility commercial real estate (HVCRE). Primary source of repayment for such credits is the income generated by the asset(s), rather than the independent capacity of a broader commercial enterprise.
Standardized approach for credit risk
Applied to exposures when there is not sufficient information to allow for the use of the IRB approach for credit risk. Credit risk capital requirements are calculated based on a standardized set of risk weights as prescribed in the CAR Guideline. The standardized risk weights are based on external credit assessments, where available, and other risk-related factors, including export credit agencies, exposure asset class, collateral, etc.
Standardized approach for operational risk
This approach is based on a prescribed formula made up of three components: (i) the Business Indicator (BI), which is a financial-statement-based proxy for operational risk, (ii) the Business Indicator Component (BIC), which is calculated by multiplying the BI by a set of regulatory determined marginal coefficients, and (iii) the Internal Loss Multiplier, which is a scaling factor that is based on the average historical operational losses and the BIC.
Standardized approach for securitization exposures
This approach comprises the calculation methods available for securitization exposures that do not require OSFI approval: the external ratings-based approach
(SEC-ERBA)
and the standardized approach
(SEC-SA).
Strategic risk
The risk of ineffective or improper implementation of organic and inorganic business strategies. It includes the potential financial loss and impact to resiliency due to the failure of growth initiatives or failure to respond appropriately to changes in the business or industry environments.
Stressed
Value-at-Risk
A Value-at-Risk (VaR) calculation using a
one-year
observation period related to significant losses for the given portfolio at a specified level of confidence and time horizon.
Structural foreign exchange risk
Structural foreign exchange risk is the risk primarily inherent in net investments in foreign operations due to changes in foreign exchange rates, and foreign currency denominated RWA and foreign currency denominated capital deductions.
Structural interest rate risk
Structural interest rate risk primarily consists of the risk arising due to mismatches in the repricing of assets and liabilities, which do not arise from trading and trading-related businesses.
Total loss absorbing capacity (TLAC) leverage ratio
Defined as TLAC measure divided by leverage ratio exposure determined in accordance with guidelines issued by OSFI.
Total loss absorbing capacity measure
The sum of Total capital and
bail-in
eligible liabilities (as defined above) that have a residual maturity greater than one year.
Total loss absorbing capacity ratio
Defined as TLAC measure divided by RWA determined in accordance with guidelines issued by OSFI.
Undrawn exposures
The amount of credit risk exposure resulting from loans that have not been advanced to a customer, but which a customer may be entitled to draw in the future.
Value-at-Risk
(VaR)
Generally accepted risk measure that uses statistical models to estimate the distribution of possible returns on a given portfolio at a specified level of confidence and time horizon.

CIBC THIRD QUARTER 2026	51

Interim consolidated financial statements
(Unaudited)

Contents

53	Consolidated balance sheet

54	Consolidated statement of income

55	Consolidated statement of comprehensive income

56	Consolidated statement of changes in equity

57	Consolidated statement of cash flows

58	Notes to the interim consolidated financial statements

58	Note 1	–	Changes in accounting policies
58	Note 2	–	Significant estimates and assumptions
59	Note 3	–	Fair value measurement
63	Note 4	–	Securities
65	Note 5	–	Loans
70	Note 6	–	Deposits
70	Note 7	–	Subordinated indebtedness

71	Note 8	–	Share capital
72	Note 9	–	Post-employment benefits
72	Note 10	–	Income taxes
73	Note 11	–	Earnings per share
73	Note 12	–	Contingent liabilities and provisions
74	Note 13	–	Interest income and expense
74	Note 14	–	Segmented information

52	CIBC THIRD QUARTER 2026

Consolidated balance sheet

Unaudited, millions of Canadian dollars, as at	2026 Jul. 31	2025 Oct. 31
ASSETS
Cash and non-interest-bearing deposits with banks	$15,327	$12,379
Interest-bearing deposits with banks	42,161	31,624
Securities (Note 4)	303,670	283,235
Cash collateral on securities borrowed	23,673	21,697
Securities purchased under resale agreements	89,525	86,695
Loans (Note 5)
Residential mortgages	290,513	287,033
Personal	48,578	47,866
Credit card	22,547	21,581
Business and government	254,423	237,416
Allowance for credit losses	(4,646)	(4,392)
	611,415	589,504
Other
Derivative instruments	36,383	38,352
Property and equipment	3,590	3,443
Goodwill	5,437	5,475
Software and other intangible assets	2,916	2,894
Investments in equity-accounted associates and joint ventures	1,343	808
Deferred tax assets	1,231	1,027
Other assets	41,111	39,805
	92,011	91,804
Total assets	$1,177,782	$1,116,938
LIABILITIES AND EQUITY
Deposits (Note 6)
Personal	$261,887	$258,139
Business and government	500,746	457,284
Bank	32,323	26,723
Secured borrowings	57,219	65,978
	852,175	808,124
Obligations related to securities sold short	23,633	24,244
Cash collateral on securities lent	11,007	6,031
Obligations related to securities sold under repurchase agreements	138,707	130,042
Other
Derivative instruments	41,145	41,411
Deferred tax liabilities	43	47
Other liabilities	36,821	34,807
	78,009	76,265
Subordinated indebtedness (Note 7)	6,762	7,819
Total liabilities	1,110,293	1,052,525
Equity
Preferred shares and other equity instruments	8,048	6,369
Common shares (Note 8)	16,655	16,845
Contributed surplus	363	226
Retained earnings	38,376	36,471
Accumulated other comprehensive income (AOCI)	3,752	4,218
Total shareholders’ equity	67,194	64,129
Non-controlling interests	295	284
Total equity	67,489	64,413
Total liabilities and equity	$1,177,782	$1,116,938
The accompanying notes and shaded sections in “MD&A – Management of risk” are an integral part of these interim consolidated financial statements.

CIBC THIRD QUARTER 2026	53

Consolidated statement of income

	For the three months ended			For the nine months ended
Unaudited, millions of Canadian dollars, except as noted	2026 Jul. 31	2026 Apr. 30	2025 Jul. 31	2026 Jul. 31	2025 Jul. 31
Interest income (Note 13) (1)
Loans	$8,170	$7,719	$7,976	$23,836	$23,957
Securities	2,333	2,230	2,260	6,666	6,830
Securities borrowed or purchased under resale agreements	1,425	1,203	1,307	3,892	4,038
Deposits with banks and other	454	453	546	1,395	1,842
	12,382	11,605	12,089	35,789	36,667
Interest expense (Note 13)
Deposits	5,723	5,337	6,090	16,629	19,106
Securities sold short	212	173	135	518	424
Securities lent or sold under repurchase agreements	1,746	1,559	1,619	4,918	4,897
Subordinated indebtedness	81	87	106	256	314
Other	113	104	91	308	289
	7,875	7,260	8,041	22,629	25,030
Net interest income	4,507	4,345	4,048	13,160	11,637
Non-interest income
Underwriting and advisory fees	244	273	291	814	670
Deposit and payment fees	235	232	257	716	744
Credit fees	315	264	253	864	746
Card fees	97	83	105	292	307
Investment management and custodial fees	658	606	555	1,875	1,646
Mutual fund fees	567	531	493	1,656	1,499
Income from insurance activities, net	80	82	71	247	236
Commissions on securities transactions	176	163	132	499	394
Gains (losses) from financial instruments measured/designated at fair value through profit or loss (FVTPL), net	1,251	1,170	859	3,803	3,017
Gains (losses) from debt securities measured at fair value through other comprehensive income (FVOCI) and amortized cost, net	37	33	(25)	112	(3)
Foreign exchange other than trading (FXOTT)	75	82	99	271	283
Income (loss) from equity-accounted associates and joint ventures	38	39	29	154	91
Other	88	103	87	309	290
	3,861	3,661	3,206	11,612	9,920
Total revenue	8,368	8,006	7,254	24,772	21,557
Provision for credit losses (Note 5)	564	605	559	1,737	1,737
Non-interest expenses
Employee compensation and benefits	2,680	2,551	2,377	7,868	6,909
Occupancy costs	216	206	204	634	607
Computer, software and office equipment	804	767	732	2,305	2,119
Communications	96	103	99	297	299
Advertising and business development	107	107	97	308	277
Professional fees	100	80	68	268	196
Business and capital taxes	29	27	30	88	93
Other (Note 12)	653	358	369	1,445	1,173
	4,685	4,199	3,976	13,213	11,673
Income before income taxes	3,119	3,202	2,719	9,822	8,147
Income taxes	710	737	623	1,848	1,873
Net income	$2,409	$2,465	$2,096	$7,974	$6,274
Net income attributable to non-controlling interests	$10	$8	$2	$25	$19
Preferred shareholders and other equity instrument holders	$128	$114	$82	$348	$248
Common shareholders	2,271	2,343	2,012	7,601	6,007
Net income attributable to equity shareholders	$2,399	$2,457	$2,094	$7,949	$6,255
Earnings per share (EPS) (in dollars) (Note 11)
Basic	$2.49	$2.55	$2.16	$8.28	$6.41
Diluted	2.47	2.53	2.15	8.22	6.37
Dividends per common share (in dollars)	1.07	1.07	0.97	3.21	2.91
(1)
Interest income included $11.3 billion for the quarter ended July 31, 2026 (April 30, 2026: $10.5 billion; July 31, 2025: $11.0 billion) and $32.6 billion for the nine months ended July 31, 2026 (July 31, 2025: $33.3 billion), calculated based on the effective interest rate method.

The accompanying notes and shaded sections in “MD&A – Management of risk” are an integral part of these interim consolidated financial statements.

54	CIBC THIRD QUARTER 2026

Consolidated statement of comprehensive income

	For the three months ended			For the nine months ended
Unaudited, millions of Canadian dollars	2026 Jul. 31	2026 Apr. 30	2025 Jul. 31	2026 Jul. 31	2025 Jul. 31
Net income	$2,409	$2,465	$2,096	$7,974	$6,274
Other comprehensive income (loss) (OCI), net of income tax, that is subject to subsequent reclassification to net income
Net foreign currency translation adjustments
Net gains (losses) on investments in foreign operations	1,788	(106)	295	49	(313)
Net gains (losses) on hedges of investments in foreign operations	(1,091)	35	(215)	(96)	111
	697	(71)	80	(47)	(202)
Net change in debt securities measured at FVOCI
Net gains (losses) on debt securities measured at FVOCI	49	(78)	159	147	252
Net (gains) losses reclassified to net income	(21)	(23)	(4)	(75)	(19)
	28	(101)	155	72	233
Net change in cash flow hedges
Net gains (losses) on derivatives designated as cash flow hedges	225	60	(343)	279	455
Net (gains) losses reclassified to net income	(480)	(325)	(202)	(1,132)	(431)
	(255)	(265)	(545)	(853)	24
OCI, net of income tax, that is not subject to subsequent reclassification to net income
Net gains (losses) on post-employment defined benefit plans	143	133	53	307	25
Net gains (losses) due to fair value change of fair value option (FVO) liabilities attributable to changes in credit risk	24	61	(167)	40	(12)
Net gains (losses) on equity securities designated at FVOCI	7	4	4	15	19
	174	198	(110)	362	32
Total other comprehensive income (loss) (1)	644	(239)	(420)	(466)	87
Comprehensive income	$3,053	$2,226	$1,676	$7,508	$6,361
Comprehensive income attributable to non-controlling interests	$10	$8	$2	$25	$19
Preferred shareholders and other equity instrument holders	$128	$114	$82	$348	$248
Common shareholders	2,915	2,104	1,592	7,135	6,094
Comprehensive income attributable to equity shareholders	$3,043	$2,218	$1,674	$7,483	$6,342
(1)
Includes nil for the quarter ended July 31, 2026 (April 30, 2026: $7 million of losses; July 31, 2025: $10 million of gains) and $3 million of losses for the
nine months ended July 31, 2026 (July 31, 2025: $27 million of gains), relating to our investments in equity-accounted associates and joint ventures.

	For the three months ended			For the nine months ended
Unaudited, millions of Canadian dollars	2026 Jul. 31	2026 Apr. 30	2025 Jul. 31	2026 Jul. 31	2025 Jul. 31
Income tax (expense) benefit allocated to each component of OCI
Subject to subsequent reclassification to net income
Net foreign currency translation adjustments
Net gains (losses) on investments in foreign operations	$(206)	$24	$(5)	$(125)	$11
Net gains (losses) on hedges of investments in foreign operations	285	(53)	(13)	73	(77)
	79	(29)	(18)	(52)	(66)
Net change in debt securities measured at FVOCI
Net gains (losses) on debt securities measured at FVOCI	(19)	20	(51)	(58)	(45)
Net (gains) losses reclassified to net income	8	8	1	28	6
	(11)	28	(50)	(30)	(39)
Net change in cash flow hedges
Net gains (losses) on derivatives designated as cash flow hedges	(87)	(23)	132	(108)	(175)
Net (gains) losses reclassified to net income	185	125	78	436	166
	98	102	210	328	(9)
Not subject to subsequent reclassification to net income
Net gains (losses) on post-employment defined benefit plans	(54)	(51)	(22)	(117)	(11)
Net gains (losses) due to fair value change of FVO liabilities attributable to changes in credit risk	(8)	(23)	64	(15)	4
Net gains (losses) on equity securities designated at FVOCI	(3)	(2)	(1)	(6)	(7)
	(65)	(76)	41	(138)	(14)
Total income tax (expense) benefit allocated to each component of OCI	$101	$25	$183	$108	$(128)
The accompanying notes and shaded sections in “MD&A – Management of risk” are an integral part of these interim consolidated financial statements.

CIBC THIRD QUARTER 2026	55

Consolidated statement of changes in equity

	For the three months ended		For the nine months ended
Unaudited, millions of Canadian dollars	2026 Jul. 31	2025 Jul. 31	2026 Jul. 31	2025 Jul. 31
Preferred shares and other equity instruments
Balance at beginning of period	$7,341	$5,942	$6,369	$4,946
Issue of preferred shares and Limited Recourse Capital Notes (LRCNs)	707	1,027	1,678	2,320
Redemption of preferred shares and LRCNs	–	(300)	–	(600)
Treasury shares	–	–	1	3

Balance at end of period	$8,048	$6,669	$8,048	$6,669
Common shares (Note 8)
Balance at beginning of period	$16,750	$16,929	$16,845	$17,011
Issue of common shares	43	46	216	132
Purchase of common shares for cancellation	(137)	(100)	(402)	(272)
Treasury shares	(1)	(8)	(4)	(4)

Balance at end of period	$16,655	$16,867	$16,655	$16,867
Contributed surplus
Balance at beginning of period	$311	$156	$226	$159
Compensation expense arising from equity-settled share-based awards	11	3	30	11
Exercise of stock options and settlement of other equity-settled share-based awards	(2)	(3)	(14)	(9)
Other (1)	43	19	121	14

Balance at end of period	$363	$175	$363	$175
Retained earnings
Balance at beginning of period	$38,165	$34,984	$36,471	$33,471
Net income attributable to equity shareholders	2,399	2,094	7,949	6,255
Dividends and distributions
Preferred and other equity instruments	(128)	(82)	(348)	(248)
Common	(974)	(904)	(2,945)	(2,728)
Premium on purchase of common shares for cancellation	(1,062)	(428)	(2,690)	(1,066)
Realized gains (losses) on equity securities designated at FVOCI reclassified from AOCI	1	2	–	2
Other	(25)	(11)	(61)	(31)

Balance at end of period	$38,376	$35,655	$38,376	$35,655
AOCI, net of income tax
AOCI, net of income tax, that is subject to subsequent reclassification to net income
Net foreign currency translation adjustments
Balance at beginning of period	$1,467	$1,894	$2,211	$2,176
Net change in foreign currency translation adjustments	697	80	(47)	(202)

Balance at end of period	$2,164	$1,974	$2,164	$1,974
Net gains (losses) on debt securities measured at FVOCI
Balance at beginning of period	$91	$(229)	$47	$(307)
Net change in debt securities measured at FVOCI	28	155	72	233

Balance at end of period	$119	$(74)	$119	$(74)
Net gains (losses) on cash flow hedges
Balance at beginning of period	$402	$1,078	$1,000	$509
Net change in cash flow hedges	(255)	(545)	(853)	24

Balance at end of period	$147	$533	$147	$533
AOCI, net of income tax, that is not subject to subsequent reclassification to net income
Net gains (losses) on post-employment defined benefit plans
Balance at beginning of period	$1,214	$814	$1,050	$842
Net change in post-employment defined benefit plans	143	53	307	25

Balance at end of period	$1,357	$867	$1,357	$867
Net gains (losses) due to fair value change of FVO liabilities attributable to changes in credit risk
Balance at beginning of period	$(106)	$67	$(122)	$(88)
Net change attributable to changes in credit risk	24	(167)	40	(12)

Balance at end of period	$(82)	$(100)	$(82)	$(100)
Net gains (losses) on equity securities designated at FVOCI
Balance at beginning of period	$41	$31	$32	$16
Net gains (losses) on equity securities designated at FVOCI	7	4	15	19
Realized (gains) losses on equity securities designated at FVOCI reclassified to retained earnings	(1)	(2)	–	(2)

Balance at end of period	$47	$33	$47	$33

Total AOCI, net of income tax	$3,752	$3,233	$3,752	$3,233
Non-controlling interests
Balance at beginning of period	$291	$280	$284	$272
Net income attributable to non-controlling interests	10	2	25	19
Dividends	(4)	(3)	(9)	(7)
Other	(2)	(2)	(5)	(7)

Balance at end of period	$295	$277	$295	$277

Equity at end of period	$67,489	$62,876	$67,489	$62,876
(1)	Includes the portion of the estimated tax benefit related to employee stock options that is incremental to the amount recognized in the interim consolidated statement of income.
The accompanying notes and shaded sections in “MD&A – Management of risk” are an integral part of these interim consolidated financial statements.

56	CIBC THIRD QUARTER 2026

Consolidated statement of cash flows

	For the three months ended		For the nine months ended
Unaudited, millions of Canadian dollars	2026 Jul. 31	2025 Jul. 31	2026 Jul. 31	2025 Jul. 31
Cash flows provided by (used in) operating activities
Net income	$2,409	$2,096	$7,974	$6,274
Adjustments to reconcile net income to cash flows provided by (used in) operating activities:
Provision for credit losses	564	559	1,737	1,737
Amortization and impairment (1)	444	287	1,047	854
Stock options and restricted shares expense	11	3	30	11
Deferred income taxes	(180)	(150)	(232)	(136)
Losses (gains) from debt securities measured at FVOCI and amortized cost	(37)	25	(112)	3
Net losses (gains) on disposal of property and equipment	–	–	(1)	(2)
Other non-cash items, net	3	457	544	246
Net changes in operating assets and liabilities
Interest-bearing deposits with banks	(5,432)	(511)	(10,537)	3,413
Loans, net of repayments	(11,054)	(10,756)	(23,905)	(24,905)
Deposits, net of withdrawals	18,328	5,718	40,338	24,038
Obligations related to securities sold short	1,992	734	(611)	(815)
Accrued interest receivable	252	327	349	416
Accrued interest payable	74	(292)	(66)	(1,003)
Derivative assets	(1,440)	3,907	1,987	1,848
Derivative liabilities	(548)	(7,402)	(415)	(4,308)
Securities measured at FVTPL	3,165	(6,309)	(11,823)	(16,050)
Other assets and liabilities measured/designated at FVTPL	1,704	2,703	5,422	3,197
Current income taxes	188	(250)	(107)	(489)
Cash collateral on securities lent	775	(1,411)	4,976	(2,693)
Obligations related to securities sold under repurchase agreements	(5,298)	12,380	8,665	35,506
Cash collateral on securities borrowed	1,404	(2,745)	(1,976)	(4,662)
Securities purchased under resale agreements	1,384	5,051	(2,830)	(2,489)
Other, net	(4,375)	1,440	(2,056)	(1,861)
Net cash flows provided by (used in) operating activities	4,333	5,861	18,398	18,130
Cash flows provided by (used in) financing activities
Issue of subordinated indebtedness	–	–	–	1,250
Redemption/repurchase/maturity of subordinated indebtedness	–	(1,000)	(1,000)	(1,069)
Issue of preferred shares and LRCNs, net of issuance cost	703	1,024	1,669	2,311
Redemption of preferred shares and LRCNs	–	(300)	–	(600)
Issue of common shares for cash	41	43	202	123
Purchase of common shares for cancellation	(1,199)	(528)	(3,092)	(1,338)
Net sale (purchase) of treasury shares	(1)	(8)	(3)	(1)
Dividends and distributions paid	(1,102)	(986)	(3,293)	(2,976)
Repayment of lease liabilities	(83)	(77)	(228)	(235)
Other, net	(21)	(8)	(52)	(22)
Net cash flows provided by (used in) financing activities	(1,662)	(1,840)	(5,797)	(2,557)
Cash flows provided by (used in) investing activities
Purchase of securities measured/designated at FVOCI and amortized cost, and associates	(26,992)	(26,677)	(93,892)	(68,068)
Proceeds from sale of securities measured/designated at FVOCI and amortized cost	8,518	13,745	37,247	34,024
Proceeds from maturity of debt securities measured at FVOCI and amortized cost	14,560	14,255	47,869	29,708
Net sale (purchase) of property, equipment and software	(302)	(282)	(868)	(721)
Net cash flows provided by (used in) investing activities	(4,216)	1,041	(9,644)	(5,057)
Effect of exchange rate changes on cash and non-interest-bearing deposits with banks	83	28	(9)	20
Net increase (decrease) in cash and non-interest-bearing deposits with banks during the period	(1,462)	5,090	2,948	10,536
Cash and non-interest-bearing deposits with banks at beginning of period	16,789	14,011	12,379	8,565
Cash and non-interest-bearing deposits with banks at end of period (2)	$15,327	$19,101	$15,327	$19,101
Cash interest paid	$7,801	$8,333	$22,695	$26,033
Cash interest received	12,159	11,929	34,813	35,705
Cash dividends received	475	487	1,325	1,378
Cash income taxes paid	702	1,022	2,187	2,497
(1)	Comprises amortization and impairment of buildings, right-of-use assets, furniture, equipment, leasehold improvements, software and other intangible assets, and goodwill.
(2)	Includes restricted cash of $461 million (July 31, 2025: $550 million) and interest-bearing demand deposits with Bank of Canada.
The accompanying notes and shaded sections in “MD&A – Management of risk” are an integral part of these interim consolidated financial statements.

CIBC THIRD QUARTER 2026	57

Notes to the interim consolidated financial statements
(Unaudited)
The interim consolidated financial statements of CIBC are prepared in accordance with Section 308(4) of the
Bank Act
(Canada), which states that, except as otherwise specified by the Office of the Superintendent of Financial Institutions (OSFI), the financial statements are to be prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). There are no accounting requirements of OSFI that are exceptions to IFRS.
These interim consolidated financial statements have been prepared in accordance with International Accounting Standard (IAS) 34 “Interim Financial Reporting” and do not include all of the information required for full annual consolidated financial statements. These interim consolidated financial statements follow the same accounting policies and methods of application as CIBC’s consolidated financial statements as at and for the year ended October 31, 2025.
All amounts in these interim consolidated financial statements are presented in millions of Canadian dollars, unless otherwise indicated. These interim consolidated financial statements were authorized for issue by the Board of Directors on August 26, 2026.
Note 1. Changes in accounting policies
a) Future accounting policy changes
For details on future accounting policy changes, refer to Note 30 to the consolidated financial statements included in our 2025 Annual Report. We are continuing to evaluate the impact of standards that are effective for us after fiscal 2026.
Note 2. Significant estimates and assumptions
As disclosed in our 2025 Annual Report, the preparation of the consolidated financial statements in accordance with IFRS requires management to make estimates and assumptions that affect the recognized and measured amounts of assets, liabilities, net income, comprehensive income and related disclosures. Significant estimates and assumptions are made in the areas of the valuation of financial instruments, allowance for credit losses, the evaluation of whether to consolidate structured entities, leases, asset impairment, income taxes, provisions and contingent liabilities, post-employment and other long-term benefit plan assumptions and valuation of self-managed loyalty points programs. We continue to operate in an uncertain macroeconomic environment, which gives rise to heightened uncertainty as it relates to accounting estimates and assumptions and increases the need to apply judgment in evaluating the economic and market environment and its impact on significant estimates.
The need to apply judgment particularly impacts estimates and assumptions relating to the allowance for credit losses, where significant judgment continued to be inherent in the forecasting of forward-looking information. Changes in the judgments and estimates related to IFRS 9 can have a significant impact on the level of expected credit loss (ECL) allowance recognized and the period-over-period volatility of the provision for credit losses. Actual results could differ from these estimates and assumptions. See Note 5 to our consolidated financial statements in our 2025 Annual Report, and Note 5 to our interim consolidated financial statements for more information concerning the high level of judgment inherent in the estimation of ECL allowance.

58	CIBC THIRD QUARTER 2026

Note 3. Fair value measurement
Fair value of financial instruments

		Carrying value
$ millions, as at		Amortized cost	Mandatorily measured at FVTPL	Designated at FVTPL	Fair value through OCI	Total	Fair value	Fair value over (under) carrying value
2026	Financial assets
Jul. 31	Cash and deposits with banks	$57,488	$–	$–	$–	$57,488	$57,488	$–
	Securities	60,969	140,682	–	102,019	303,670	303,424	(246)
	Cash collateral on securities borrowed	23,673	–	–	–	23,673	23,673	–
	Securities purchased under resale agreements	75,046	14,479	–	–	89,525	89,525	–
	Loans
	Residential mortgages	289,838	100	–	–	289,938	289,395	(543)
	Personal	47,335	–	–	–	47,335	47,343	8
	Credit card	21,463	–	–	–	21,463	21,463	–
	Business and government	252,086	534	59	–	252,679	252,686	7
	Derivative instruments	–	36,383	–	–	36,383	36,383	–
	Other assets	24,230	438	–	–	24,668	24,668	–
	Financial liabilities
	Deposits
	Personal	$238,295	$–	$23,592	$–	$261,887	$261,982	$95
	Business and government	476,051	–	24,695	–	500,746	501,533	787
	Bank	32,323	–	–	–	32,323	32,323	–
	Secured borrowings	55,937	–	1,282	–	57,219	57,496	277
	Derivative instruments	–	41,145	–	–	41,145	41,145	–
	Obligations related to securities sold short	–	23,633	–	–	23,633	23,633	–
	Cash collateral on securities lent	11,007	–	–	–	11,007	11,007	–
	Obligations related to securities sold under repurchase agreements	128,263	–	10,444	–	138,707	138,707	–
	Other liabilities	22,904	225	15	–	23,144	23,144	–
	Subordinated indebtedness	6,762	–	–	–	6,762	6,962	200
2025	Financial assets
Oct. 31	Cash and deposits with banks	$44,003	$–	$–	$–	$44,003	$44,003	$–
	Securities	65,471	128,859	–	88,905	283,235	283,173	(62)
	Cash collateral on securities borrowed	21,697	–	–	–	21,697	21,697	–
	Securities purchased under resale agreements	69,044	17,651	–	–	86,695	86,695	–
	Loans
	Residential mortgages	286,456	3	–	–	286,459	287,328	869
	Personal	46,710	–	–	–	46,710	46,774	64
	Credit card	20,639	–	–	–	20,639	20,651	12
	Business and government	235,136	485	75	–	235,696	235,802	106
	Derivative instruments	–	38,352	–	–	38,352	38,352	–
	Other assets	25,069	674	–	–	25,743	25,743	–
	Financial liabilities
	Deposits
	Personal	$238,211	$–	$19,928	$–	$258,139	$258,629	$490
	Business and government	434,003	–	23,281	–	457,284	458,321	1,037
	Bank	26,723	–	–	–	26,723	26,723	–
	Secured borrowings	65,151	–	827	–	65,978	66,210	232
	Derivative instruments	–	41,411	–	–	41,411	41,411	–
	Obligations related to securities sold short	–	24,244	–	–	24,244	24,244	–
	Cash collateral on securities lent	6,031	–	–	–	6,031	6,031	–
	Obligations related to securities sold under repurchase agreements	121,907	–	8,135	–	130,042	130,042	–
	Other liabilities	22,357	220	8	–	22,585	22,585	–
	Subordinated indebtedness	7,819	–	–	–	7,819	8,091	272

CIBC THIRD QUARTER 2026	59

The table below presents the level in the fair value hierarchy into which the fair values of financial instruments, that are carried at fair value on the interim consolidated balance sheet, are categorized:

	Level 1		Level 2		Level 3
	Quoted market price		Valuation technique – observable market inputs		Valuation technique – non-observable market inputs		Total	Total
$ millions, as at	2026 Jul. 31	2025 Oct. 31	2026 Jul. 31	2025 Oct. 31	2026 Jul. 31	2025 Oct. 31	2026 Jul. 31	2025 Oct. 31
Financial assets
Debt securities measured at FVTPL
Government issued or guaranteed	$4,491	$6,222	$35,179	$34,635	$–	$–	$39,670	$40,857
Corporate and other debt	–	–	4,986	4,537	139	103	5,125	4,640
Mortgage- and asset-backed	–	–	6,700	7,193	405	392	7,105	7,585
	4,491	6,222	46,865	46,365	544	495	51,900	53,082
Loans measured at FVTPL
Business and government	–	–	534	485	59 (1)	75 (1)	593	560
Residential mortgages	–	–	100	3	–	–	100	3
	–	–	634	488	59	75	693	563
Debt securities measured at FVOCI
Government issued or guaranteed	7,016	9,206	76,797	63,917	–	–	83,813	73,123
Corporate and other debt	–	–	12,132	10,106	–	–	12,132	10,106
Mortgage- and asset-backed	–	–	4,735	4,656	–	–	4,735	4,656
	7,016	9,206	93,664	78,679	–	–	100,680	87,885
Corporate equity mandatorily measured at FVTPL and designated at FVOCI	87,565	74,686	1,141	1,048	1,415	1,063	90,121	76,797
Securities purchased under resale agreements measured at FVTPL	–	–	14,479	17,651	–	–	14,479	17,651
Other assets	–	–	438	674	–	–	438	674
Derivative instruments
Interest rate	2	2	5,624	6,027	16	79	5,642	6,108
Foreign exchange	–	–	14,232	16,845	–	–	14,232	16,845
Credit	–	–	1	41	34	36	35	77
Equity	5,073	5,761	7,283	5,729	3	51	12,359	11,541
Precious metal and other commodity	62	55	4,053	3,726	–	–	4,115	3,781
	5,137	5,818	31,193	32,368	53	166	36,383	38,352
Total financial assets	$104,209	$95,932	$188,414	$177,273	$2,071	$1,799	$294,694	$275,004
Financial liabilities
Deposits and other liabilities (2)	$–	$–	$(49,160)	$(43,788)	$(649)	$(476)	$(49,809)	$(44,264)
Obligations related to securities sold short	(7,180)	(6,150)	(16,453)	(18,094)	–	–	(23,633)	(24,244)
Obligations related to securities sold under repurchase agreements	–	–	(10,444)	(8,135)	–	–	(10,444)	(8,135)
Derivative instruments
Interest rate	(1)	(3)	(7,607)	(6,215)	(1,450)	(1,055)	(9,058)	(7,273)
Foreign exchange	–	–	(11,931)	(14,977)	–	(18)	(11,931)	(14,995)
Credit	–	–	(3)	(45)	(40)	(41)	(43)	(86)
Equity	(6,088)	(5,212)	(9,247)	(9,213)	(1)	(29)	(15,336)	(14,454)
Precious metal and other commodity	(128)	(48)	(4,649)	(4,555)	–	–	(4,777)	(4,603)
	(6,217)	(5,263)	(33,437)	(35,005)	(1,491)	(1,143)	(41,145)	(41,411)
Total financial liabilities	$(13,397)	$(11,413)	$(109,494)	$(105,022)	$(2,140)	$(1,619)	$(125,031)	$(118,054)
(1)	Includes loans designated at FVTPL.
(2)
Comprises deposits designated at FVTPL of $49,086 million (October 31, 2025: $43,723 million), net bifurcated embedded derivative liabilities of $483 million (October 31, 2025: $313 million), other liabilities designated at FVTPL of $15 million (October 31, 2025: $8 million), and other financial liabilities measured at fair value of $225 million (October 31, 2025: $220 million).

Transfers between levels in the fair value hierarchy are deemed to have occurred at the beginning of the quarter in which the transfer occurred. Transfers between levels can
occur as a result of additional or new information regarding valuation inputs and changes in their observability. Significant transfers made during the quarter ended July 31, 2026 included $1,278 million of securities measured at FVTPL or FVOCI from Level 1 to Level 2 and $309 million from Level 2 to Level 1, and $342 million of securities sold short from Level 1 to Level 2 and $180 million from Level 2 to Level 1, due to changes in observability in the inputs used to value these securities (for the quarter ended April 30, 2026, $3,063 million of securities measured at FVTPL or FVOCI were transferred from Level 1 to Level 2 and $1,397 million from Level 2 to Level 1, and $367 million of securities sold short from Level 1 to Level 2 and $196 million from Level 2 to Level 1). In addition, transfers between Level 2 and Level 3 were made during the quarters ended July 31, 2026 and April 30, 2026, primarily due to changes in the assessment of the observability of certain correlation, market volatility and probability inputs that were used in measuring the fair value of our FVO liabilities and derivatives.
The following table presents the changes in fair value of financial assets and liabilities in Level 3. These instruments are measured at fair value utilizing non-observable market inputs. We often hedge positions with offsetting positions that may be classified in a different level. As a result, the gains and losses for assets and liabilities in the Level 3 category presented in the table below do not reflect the effect of offsetting gains and losses on the related hedging instruments that are classified in Level 1 and Level 2.

60	CIBC THIRD QUARTER 2026

		Net gains (losses) included in income (1)
$ millions, for the three months ended	Opening balance	Realized	Unrealized (2)	Net unrealized gains (losses) included in OCI	(3)	Transfer in to Level 3	Transfer out of Level 3	Purchases/ Issuances	Sales/ Settlements	Closing balance
Jul. 31, 2026
Debt securities measured at FVTPL
Corporate and other debt	$100	$–	$(53)	$3		$–	$–	$89	$–	$139
Mortgage- and asset-backed	426	–	–	–		–	–	17	(38)	405
Loans measured at FVTPL
Business and government	62	–	–	2		–	–	–	(5)	59
Corporate equity mandatorily measured at FVTPL and designated at FVOCI	1,260	1	16	28		–	–	121	(11)	1,415
Derivative instruments
Interest rate	18	–	1	–		–	(3)	–	–	16
Foreign exchange	–	–	–	–		–	–	–	–	–
Credit	33	–	1	–		–	–	–	–	34
Equity	3	–	–	–		–	–	–	–	3
Total assets	$1,902	$1	$(35)	$33		$–	$(3)	$227	$(54)	$2,071
Deposits and other liabilities (4)	$(631)	$10	$(42)	$–		$(1)	$2	$(40)	$53	$(649)
Derivative instruments
Interest rate	(1,115)	–	(327)	–		–	7	(15)	–	(1,450)
Foreign exchange	–	–	–	–		–	–	–	–	–
Credit	(38)	–	(2)	–		–	–	–	–	(40)
Equity	(1)	–	–	–		–	–	–	–	(1)
Total liabilities	$(1,785)	$10	$(371)	$–		$(1)	$9	$(55)	$53	$(2,140)
Apr. 30, 2026
Debt securities measured at FVTPL
Corporate and other debt	$100	$–	$–	$–		$–	$–	$–	$–	$100
Mortgage- and asset-backed	319	–	–	–		–	–	139	(32)	426
Loans measured at FVTPL
Business and government	67	–	–	–		–	–	–	(5)	62
Corporate equity mandatorily measured at FVTPL and designated at FVOCI	1,090	(4)	20	5		–	–	221	(72)	1,260
Derivative instruments
Interest rate	16	–	2	–		–	–	–	–	18
Foreign exchange	–	–	–	–		–	–	–	–	–
Credit	33	–	–	–		–	–	–	–	33
Equity	24	–	–	–		–	(21)	–	–	3
Total assets	$1,649	$(4)	$22	$5		$–	$(21)	$360	$(109)	$1,902
Deposits and other liabilities (4)	$(533)	$3	$(35)	$–		$–	$–	$(123)	$57	$(631)
Derivative instruments
Interest rate	(1,167)	–	(29)	–		–	70	–	11	(1,115)
Foreign exchange	(12)	–	–	–		–	12	–	–	–
Credit	(38)	–	–	–		–	–	–	–	(38)
Equity	(5)	–	–	–		–	4	–	–	(1)
Total liabilities	$(1,755)	$3	$(64)	$–		$–	$86	$(123)	$68	$(1,785)
Jul. 31, 2025
Debt securities measured at FVTPL
Corporate and other debt	$77	$–	$(62)	$–		$–	$–	$86	$–	$101
Mortgage- and asset-backed	454	–	–	–		–	–	84	(33)	505
Loans measured at FVTPL
Business and government	261	–	2	–		–	–	–	(7)	256
Corporate equity mandatorily measured at FVTPL and designated at FVOCI	978	3	31	8		–	–	32	(31)	1,021
Derivative instruments
Interest rate	63	–	(8)	–		–	(8)	–	–	47
Foreign exchange	–	–	–	–		–	–	–	–	–
Credit	46	–	(12)	–		–	–	–	–	34
Equity	19	–	(4)	–		11	(7)	–	–	19
Total assets	$1,898	$3	$(53)	$8		$11	$(15)	$202	$(71)	$1,983
Deposits and other liabilities (4)	$(330)	$(6)	$(42)	$–		$–	$1	$(27)	$27	$(377)
Derivative instruments
Interest rate	(1,016)	–	(131)	–		–	22	–	(10)	(1,135)
Foreign exchange	(36)	–	1	–		–	35	–	–	–
Credit	(51)	–	12	–		–	–	–	–	(39)
Equity	(17)	–	2	–		–	14	(6)	–	(7)
Total liabilities	$(1,450)	$(6)	$(158)	$–		$–	$72	$(33)	$17	$(1,558)
(1)	Cumulative AOCI gains or losses related to equity securities designated at FVOCI are reclassified from AOCI to retained earnings at the time of disposal or derecognition.
(2)	Comprises unrealized gains and losses relating to the assets and liabilities held at the end of the reporting period.
(3)	Foreign exchange translation on debt securities and loans measured at FVTPL held by foreign operations and denominated in the same currency as the foreign operations is included in OCI.
(4)
Includes deposits designated at FVTPL of $268 million (April 30, 2026: $276 million; July 31, 2025: $203 million), net bifurcated embedded derivative liabilities of $366 million (April 30, 2026: $323 million; July 31, 2025: $153 million) and other liabilities designated at FVTPL of $15 million (April 30, 2026: $32 million; July 31, 2025: $21 million).

CIBC THIRD QUARTER 2026	61

		Net gains (losses) included in income (1)
$ millions, for the nine months ended	Opening balance	Realized	Unrealized (2)	Net unrealized gains (losses) included in OCI (3)	Transfer in to Level 3	Transfer out of Level 3	Purchases/ Issuances	Sales/ Settlements	Closing balance
Jul. 31, 2026
Debt securities measured at FVTPL
Corporate and other debt	$103	$–	$(53)	$–	$–	$–	$89	$–	$139
Mortgage- and asset-backed	392	–	–	–	–	–	168	(155)	405
Loans measured at FVTPL
Business and government	75	–	1	–	–	–	–	(17)	59
Corporate equity mandatorily measured at FVTPL and designated at FVOCI	1,063	1	37	31	–	–	402	(119)	1,415
Derivative instruments
Interest rate	79	–	(10)	–	–	(53)	–	–	16
Foreign exchange	–	–	–	–	–	–	–	–	–
Credit	36	–	(2)	–	–	–	–	–	34
Equity	51	–	2	–	8	(58)	–	–	3
Total assets	$1,799	$1	$(25)	$31	$8	$(111)	$659	$(291)	$2,071
Deposits and other liabilities (4)	$(476)	$3	$(110)	$–	$(1)	$2	$(235)	$168	$(649)
Derivative instruments
Interest rate	(1,055)	–	(503)	–	–	92	(15)	31	(1,450)
Foreign exchange	(18)	–	(12)	–	–	30	–	–	–
Credit	(41)	–	1	–	–	–	–	–	(40)
Equity	(29)	–	1	–	–	32	(5)	–	(1)
Total liabilities	$(1,619)	$3	$(623)	$–	$(1)	$156	$(255)	$199	$(2,140)
Jul. 31, 2025
Debt securities measured at FVTPL
Corporate and other debt	$–	$–	$(78)	$(4)	$–	$–	$183	$–	$101
Mortgage- and asset-backed	70	–	(1)	–	386	–	106	(56)	505
Loans measured at FVTPL
Business and government	105	–	–	(1)	–	–	178	(26)	256
Corporate equity mandatorily measured at FVTPL and designated at FVOCI	640	1	57	11	–	–	366	(54)	1,021
Derivative instruments
Interest rate	51	–	9	–	–	(13)	–	–	47
Foreign exchange	–	–	–	–	–	–	–	–	–
Credit	44	–	(10)	–	–	–	–	–	34
Equity	6	–	2	–	18	(7)	–	–	19
Total assets	$916	$1	$(21)	$6	$404	$(20)	$833	$(136)	$1,983
Deposits and other liabilities (4)	$(416)	$(5)	$(55)	$–	$(3)	$5	$(57)	$154	$(377)
Derivative instruments
Interest rate	(1,028)	–	(286)	–	–	151	–	28	(1,135)
Foreign exchange	(4)	–	(31)	–	–	35	–	–	–
Credit	(50)	–	11	–	–	–	–	–	(39)
Equity	(1)	–	2	–	(5)	14	(17)	–	(7)
Total liabilities	$(1,499)	$(5)	$(359)	$–	$(8)	$205	$(74)	$182	$(1,558)
(1)	Cumulative AOCI gains or losses related to equity securities designated at FVOCI are reclassified from AOCI to retained earnings at the time of disposal or derecognition.
(2)	Comprises unrealized gains and losses relating to the assets and liabilities held at the end of the reporting period.
(3)	Foreign exchange translation on debt securities and loans measured at FVTPL held by foreign operations and denominated in the same currency as the foreign operations is included in OCI.
(4)
Includes deposits designated at FVTPL of $268 million (July 31, 2025: $203 million), net bifurcated embedded derivative liabilities of $366 million (July 31, 2025: $153 million) and other liabilities designated at FVTPL of $15 million (July 31, 2025: $21 million).

Financial instruments designated at FVTPL (FVO)
A net gain of $26 million, net of hedges for the three months ended July 31, 2026 (a net gain of $14 million and a net gain of $17 million for the three months ended April 30, 2026 and July 31, 2025, respectively), which is included in the interim consolidated statement of income under Gains (losses) from financial instruments measured/designated at FVTPL, net, was recognized for FVO assets and FVO liabilities. A net gain of $80 million, net of hedges for the nine months ended July 31, 2026 was recognized for FVO assets and FVO liabilities (a net gain of $69 million for the nine months ended July 31, 2025).
The fair value of a FVO liability reflects the credit risk relating to that liability. For those FVO liabilities for which we believe changes in our credit risk would impact the fair value from the note holders’ perspective, the related fair value changes were recognized in OCI.

62	CIBC THIRD QUARTER 2026

Note 4. Securities
Securities

$ millions, as at	2026 Jul. 31	2025 Oct. 31
	Carrying amount
Securities measured and designated at FVOCI	$102,019	$88,905
Securities measured at amortized cost (1)	60,969	65,471
Securities mandatorily measured and designated at FVTPL	140,682	128,859
Total securities	$303,670	$283,235
(1)	There were no sales of securities measured at amortized cost during the quarter (October 31, 2025: a realized gain of nil).
Fair value of debt securities measured and equity securities designated at FVOCI

$ millions, as at					2026 Jul. 31					2025 Oct. 31
	Cost/ Amortized cost	(1)	Gross unrealized gains	Gross unrealized losses	Fair value	Cost/ Amortized cost	(1)	Gross unrealized gains	Gross unrealized losses	Fair value
Securities issued or guaranteed by:
Canadian federal government	$18,688		$32	$(13)	$18,707	$15,531		$9	$(17)	$15,523
Other Canadian governments	14,151		105	(47)	14,209	16,484		50	(41)	16,493
United States (U.S.) Treasury and agencies	37,487		56	(32)	37,511	33,345		64	(58)	33,351
Other foreign governments	13,365		37	(16)	13,386	7,727		31	(2)	7,756
Mortgage-backed securities	3,625		14	(10)	3,629	3,716		5	(12)	3,709
Asset-backed securities	1,105		1	–	1,106	947		–	–	947
Corporate and other debt	12,117		23	(8)	12,132	10,092		17	(3)	10,106
	100,538		268	(126)	100,680	87,842		176	(133)	87,885
Corporate equity (2)	1,279		83	(23)	1,339	979		65	(24)	1,020
Total	$101,817		$351	$(149)	$102,019	$88,821		$241	$(157)	$88,905
(1)	Net of allowance for credit losses for debt securities measured at FVOCI of $20 million (October 31, 2025: $23 million).
(2)	Includes restricted stock.
Fair value of equity securities designated at FVOCI that were disposed of during the three months ended July 31, 2026 was nil (nil and nil for the three months ended April 30, 2026 and July 31, 2025, respectively) and nil for the nine months ended July 31, 2026 (July 31, 2025: nil), at the time of disposal.
Net realized cumulative after-tax gains of $1 million for the three months ended July 31, 2026 ($3 million of losses and $2 million of gains for
the three months ended April 30, 2026 and July 31, 2025, respectively) and nil for the nine months ended July 31, 2026 (July 31,

2025: $2 million of gains), were reclassified from AOCI to retained earnings, resulting from return on capital distributions from limited partnerships designated at FVOCI.
Dividend income recognized on equity securities designated at FVOCI that were still held as at July 31, 2026 was nil ($1 million and
$
1
million for the
three months ended April 30, 2026 and July 31, 2025, respectively) and $1 million for the nine months ended July 31, 2026 (July 31,

2025: $3 million). Dividend income recognized on equity securities designated at FVOCI that were disposed of as at July 31, 2026 was nil (nil and nil for the three months ended April 30, 2026 and July 31, 2025, respectively) and nil for the nine months ended July 31, 2026 (July 31, 2025: nil).

CIBC THIRD QUARTER 2026	63

Allowance for credit losses
The following table provides a reconciliation of the opening balance to the closing balance of the ECL allowance for debt securities measured at FVOCI and amortized cost:

		Stage 1	Stage 2	Stage 3
$ millions, as at or for the three months ended		Collective provision 12-month ECL performing	Collective provision lifetime ECL performing	Collective and individual provision lifetime ECL credit-impaired (1)	Total
2026	Debt securities measured at FVOCI and amortized cost
Jul. 31	Balance at beginning of period	$6	$20	$46	$72
	Provision for (reversal of) credit losses (2)	17	(21)	(5)	(9)
	Write-offs	–	–	(32)	(32)
	Foreign exchange and other	(1)	2	1	2
	Balance at end of period	$22	$1	$10	$33
	Comprises:
	Debt securities measured at FVOCI	$19	$1	$–	$20
	Debt securities measured at amortized cost	3	–	10	13
2026	Debt securities measured at FVOCI and amortized cost
Apr. 30	Balance at beginning of period	$6	$19	$47	$72
	Provision for (reversal of) credit losses (2)	–	1	(1)	–
	Write-offs	–	–	–	–
	Foreign exchange and other	–	–	–	–
	Balance at end of period	$6	$20	$46	$72
	Comprises:
	Debt securities measured at FVOCI	$3	$20	$–	$23
	Debt securities measured at amortized cost	3	–	46	49
2025	Debt securities measured at FVOCI and amortized cost
Jul. 31	Balance at beginning of period	$6	$16	$11	$33
	Provision for (reversal of) credit losses (2)	(1)	4	26	29
	Write-offs	–	–	–	–
	Foreign exchange and other	1	–	–	1
	Balance at end of period	$6	$20	$37	$63
	Comprises:
	Debt securities measured at FVOCI	$3	$20	$–	$23
	Debt securities measured at amortized cost	3	–	37	40

$ millions, as at or for the nine months ended
2026	Debt securities measured at FVOCI and amortized cost
Jul. 31	Balance at beginning of period	$6	$20	$49	$75
	Provision for (reversal of) credit losses (2)	17	(20)	(7)	(10)
	Write-offs	–	–	(32)	(32)
	Foreign exchange and other	(1)	1	–	–
	Balance at end of period	$22	$1	$10	$33
2025	Debt securities measured at FVOCI and amortized cost
Jul. 31	Balance at beginning of period	$7	$17	$12	$36
	Provision for (reversal of) credit losses (2)	(2)	3	25	26
	Write-offs	–	–	–	–
	Foreign exchange and other	1	–	–	1
	Balance at end of period	$6	$20	$37	$63
(1)	Includes stage 3 ECL allowance on originated credit-impaired amortized cost debt securities.
(2)	Included in gains (losses) from debt securities measured at FVOCI and amortized cost, net on our interim consolidated statement of income.

64	CIBC THIRD QUARTER 2026

Note 5. Loans
Allowance for credit losses
The following table provides a reconciliation of the opening balance to the closing balance of the ECL allowance:

$ millions, as at or for the three months ended	2026 Jul. 31
	Stage 1	Stage 2	Stage 3
	Collective provision 12-month ECL performing	Collective provision lifetime ECL performing	Collective and individual provision lifetime ECL credit-impaired	Total
Residential mortgages
Balance at beginning of period	$101	$167	$257	$525
Provision for (reversal of) credit losses
Originations net of repayments and other derecognitions (1)	4	(6)	(22)	(24)
Changes in model	–	–	–	–
Net remeasurement (2)	(31)	53	66	88
Transfers (2)
– to 12-month ECL	39	(36)	(3)	–
– to lifetime ECL performing	(4)	9	(5)	–
– to lifetime ECL credit-impaired	–	(2)	2	–
Total provision for (reversal of) credit losses (3)	8	18	38	64
Write-offs	–	–	(8)	(8)
Recoveries	–	–	2	2
Interest income on impaired loans	–	–	(12)	(12)
Foreign exchange and other	1	–	3	4
Balance at end of period	$110	$185	$280	$575
Personal
Balance at beginning of period	$251	$893	$206	$1,350
Provision for (reversal of) credit losses
Originations net of repayments and other derecognitions (1)	12	(13)	(3)	(4)
Changes in model	–	–	–	–
Net remeasurement (2)	(143)	143	126	126
Transfers (2)
– to 12-month ECL	159	(157)	(2)	–
– to lifetime ECL performing	(19)	23	(4)	–
– to lifetime ECL credit-impaired	(1)	(19)	20	–
Total provision for (reversal of) credit losses (3)	8	(23)	137	122
Write-offs	–	–	(161)	(161)
Recoveries	–	–	21	21
Interest income on impaired loans	–	–	(2)	(2)
Foreign exchange and other	–	(2)	(3)	(5)
Balance at end of period	$259	$868	$198	$1,325
Credit card
Balance at beginning of period	$274	$875	$–	$1,149
Provision for (reversal of) credit losses
Originations net of repayments and other derecognitions (1)	4	(8)	–	(4)
Changes in model	–	–	–	–
Net remeasurement (2)	(155)	323	89	257
Transfers (2)
– to 12-month ECL	195	(195)	–	–
– to lifetime ECL performing	(25)	25	–	–
– to lifetime ECL credit-impaired	(1)	(131)	132	–
Total provision for (reversal of) credit losses (3)	18	14	221	253
Write-offs	–	–	(268)	(268)
Recoveries	–	–	47	47
Interest income on impaired loans	–	–	–	–
Foreign exchange and other	–	–	–	–
Balance at end of period	$292	$889	$–	$1,181
Business and government
Balance at beginning of period	$412	$847	$587	$1,846
Provision for (reversal of) credit losses
Originations net of repayments and other derecognitions (1)	14	(19)	(13)	(18)
Changes in model	–	–	–	–
Net remeasurement (2)	(89)	20	212	143
Transfers (2)
– to 12-month ECL	81	(80)	(1)	–
– to lifetime ECL performing	(7)	9	(2)	–
– to lifetime ECL credit-impaired	–	(20)	20	–
Total provision for (reversal of) credit losses (3)	(1)	(90)	216	125
Write-offs	–	–	(94)	(94)
Recoveries	–	–	17	17
Interest income on impaired loans	–	–	(26)	(26)
Foreign exchange and other	8	–	26	34
Balance at end of period	$419	$757	$726	$1,902
Total ECL allowance (4)	$1,080	$2,699	$1,204	$4,983
Comprises:
Loans	$932	$2,519	$1,195	$4,646
Undrawn credit facilities and other off-balance sheet exposures (5)	148	180	9	337
(1)	Excludes the disposal and write-off of impaired loans.
(2)
Transfers represent stage movements of ECL allowances before net remeasurement. Net remeasurement represents the current period change in ECL allowances for transfers, net write-offs, changes in forecasts of forward-looking information, parameter updates, and partial repayments in the period.

(3)
Provision for (reversal of) credit losses for loans and undrawn credit facilities and other off-balance sheet exposures is presented as Provision for (reversal of) credit losses on our interim consolidated statement of income.

(4)
See Note 4 to the interim consolidated financial statements for the ECL allowance on debt securities measured at FVOCI and amortized cost. The ECL allowances for other financial assets classified at amortized cost were immaterial as at July 31, 2026, April 30, 2026 and July 31, 2025 and were excluded from the table above. Financial assets other than loans that are classified at amortized cost are presented on our interim consolidated balance sheet net of ECL allowances.

(5)	Included in Other liabilities on our interim consolidated balance sheet.

CIBC THIRD QUARTER 2026	65

$ millions, as at or for the three months ended	2026 Apr. 30				2025 Jul. 31
	Stage 1	Stage 2	Stage 3		Stage 1	Stage 2	Stage 3
	Collective provision 12-month ECL performing	Collective provision lifetime ECL performing	Collective and individual provision lifetime ECL credit-impaired	Total	Collective provision 12-month ECL performing	Collective provision lifetime ECL performing	Collective and individual provision lifetime ECL credit-impaired	Total
Residential mortgages
Balance at beginning of period	$96	$160	$269	$525	$92	$132	$258	$482
Provision for (reversal of) credit losses
Originations net of repayments and other derecognitions (1)	4	(5)	(23)	(24)	4	(4)	(19)	(19)
Changes in model	–	–	(57)	(57)	–	–	–	–
Net remeasurement (2)	(36)	42	92	98	(24)	53	75	104
Transfers (2)
– to 12-month ECL	40	(37)	(3)	–	30	(28)	(2)	–
– to lifetime ECL performing	(3)	9	(6)	–	(3)	8	(5)	–
– to lifetime ECL credit-impaired	–	(2)	2	–	–	(2)	2	–
Total provision for (reversal of) credit losses (3)	5	7	5	17	7	27	51	85
Write-offs	–	–	(8)	(8)	–	–	(5)	(5)
Recoveries	–	–	1	1	–	–	3	3
Interest income on impaired loans	–	–	(11)	(11)	–	–	(10)	(10)
Foreign exchange and other	–	–	1	1	–	(1)	1	–
Balance at end of period	$101	$167	$257	$525	$99	$158	$298	$555
Personal
Balance at beginning of period	$249	$833	$193	$1,275	$242	$647	$206	$1,095
Provision for (reversal of) credit losses
Originations net of repayments and other derecognitions (1)	8	(12)	(8)	(12)	14	(11)	(7)	(4)
Changes in model	–	–	–	–	–	–	–	–
Net remeasurement (2)	(122)	200	144	222	(112)	200	107	195
Transfers (2)
– to 12-month ECL	133	(131)	(2)	–	134	(133)	(1)	–
– to lifetime ECL performing	(21)	25	(4)	–	(29)	35	(6)	–
– to lifetime ECL credit-impaired	(1)	(20)	21	–	(1)	(17)	18	–
Total provision for (reversal of) credit losses (3)	(3)	62	151	210	6	74	111	191
Write-offs	–	–	(159)	(159)	–	–	(146)	(146)
Recoveries	–	–	21	21	–	–	19	19
Interest income on impaired loans	–	–	(2)	(2)	–	–	(2)	(2)
Foreign exchange and other	5	(2)	2	5	5	(1)	(4)	–
Balance at end of period	$251	$893	$206	$1,350	$253	$720	$184	$1,157
Credit card
Balance at beginning of period	$281	$861	$–	$1,142	$291	$702	$–	$993
Provision for (reversal of) credit losses
Originations net of repayments and other derecognitions (1)	3	(6)	–	(3)	9	(9)	–	–
Changes in model	–	–	–	–	–	–	–	–
Net remeasurement (2)	(168)	290	118	240	(145)	213	93	161
Transfers (2)
– to 12-month ECL	181	(181)	–	–	201	(201)	–	–
– to lifetime ECL performing	(21)	21	–	–	(18)	18	–	–
– to lifetime ECL credit-impaired	(2)	(110)	112	–	(1)	(97)	98	–
Total provision for (reversal of) credit losses (3)	(7)	14	230	237	46	(76)	191	161
Write-offs	–	–	(270)	(270)	–	–	(232)	(232)
Recoveries	–	–	40	40	–	–	41	41
Interest income on impaired loans	–	–	–	–	–	–	–	–
Foreign exchange and other	–	–	–	–	–	–	–	–
Balance at end of period	$274	$875	$–	$1,149	$337	$626	$–	$963
Business and government
Balance at beginning of period	$407	$877	$510	$1,794	$333	$1,103	$449	$1,885
Provision for (reversal of) credit losses
Originations net of repayments and other derecognitions (1)	8	(40)	(7)	(39)	14	(12)	(14)	(12)
Changes in model	–	–	–	–	84	(84)	–	–
Net remeasurement (2)	(30)	61	149	180	(39)	84	89	134
Transfers (2)
– to 12-month ECL	43	(43)	–	–	39	(38)	(1)	–
– to lifetime ECL performing	(12)	13	(1)	–	(9)	11	(2)	–
– to lifetime ECL credit-impaired	–	(21)	21	–	–	(56)	56	–
Total provision for (reversal of) credit losses (3)	9	(30)	162	141	89	(95)	128	122
Write-offs	–	–	(68)	(68)	–	–	(94)	(94)
Recoveries	–	–	9	9	–	–	13	13
Interest income on impaired loans	–	–	(27)	(27)	–	–	(22)	(22)
Foreign exchange and other	(4)	–	1	(3)	–	5	4	9
Balance at end of period	$412	$847	$587	$1,846	$422	$1,013	$478	$1,913
Total ECL allowance (4)	$1,038	$2,782	$1,050	$4,870	$1,111	$2,517	$960	$4,588
Comprises:
Loans	$896	$2,580	$1,044	$4,520	$992	$2,341	$952	$4,285
Undrawn credit facilities and other off-balance sheet exposures (5)	142	202	6	350	119	176	8	303
See previous page for footnote references.

66	CIBC THIRD QUARTER 2026

$ millions, as at or for the nine months ended	2026 Jul. 31				2025 Jul. 31
	Stage 1	Stage 2	Stage 3		Stage 1	Stage 2	Stage 3
	Collective provision 12-month ECL performing	Collective provision lifetime ECL performing	Collective and individual provision lifetime ECL credit-impaired	Total	Collective provision 12-month ECL performing	Collective provision lifetime ECL performing	Collective and individual provision lifetime ECL credit-impaired	Total
Residential mortgages
Balance at beginning of period	$100	$168	$306	$574	$89	$126	$234	$449
Provision for (reversal of) credit losses
Originations net of repayments and other derecognitions (1)	11	(20)	(68)	(77)	11	(15)	(55)	(59)
Changes in model	–	–	(120)	(120)	–	–	–	–
Net remeasurement (2)	(106)	126	223	243	(97)	131	164	198
Transfers (2)
– to 12-month ECL	115	(106)	(9)	–	104	(98)	(6)	–
– to lifetime ECL performing	(10)	25	(15)	–	(7)	21	(14)	–
– to lifetime ECL credit-impaired	–	(8)	8	–	–	(7)	7	–
Total provision for (reversal of) credit losses (3)	10	17	19	46	11	32	96	139
Write-offs	–	–	(19)	(19)	–	–	(9)	(9)
Recoveries	–	–	5	5	–	–	6	6
Interest income on impaired loans	–	–	(33)	(33)	–	–	(27)	(27)
Foreign exchange and other	–	–	2	2	(1)	–	(2)	(3)
Balance at end of period	$110	$185	$280	$575	$99	$158	$298	$555
Personal
Balance at beginning of period	$247	$803	$185	$1,235	$247	$546	$190	$983
Provision for (reversal of) credit losses
Originations net of repayments and other derecognitions (1)	29	(36)	(19)	(26)	30	(30)	(21)	(21)
Changes in model	–	–	–	–	(15)	97	–	82
Net remeasurement (2)	(407)	540	400	533	(429)	558	367	496
Transfers (2)
– to 12-month ECL	446	(440)	(6)	–	473	(467)	(6)	–
– to lifetime ECL performing	(57)	68	(11)	–	(54)	72	(18)	–
– to lifetime ECL credit-impaired	(3)	(58)	61	–	(3)	(53)	56	–
Total provision for (reversal of) credit losses (3)	8	74	425	507	2	177	378	557
Write-offs	–	–	(467)	(467)	–	–	(433)	(433)
Recoveries	–	–	62	62	–	–	60	60
Interest income on impaired loans	–	–	(6)	(6)	–	–	(6)	(6)
Foreign exchange and other	4	(9)	(1)	(6)	4	(3)	(5)	(4)
Balance at end of period	$259	$868	$198	$1,325	$253	$720	$184	$1,157
Credit card
Balance at beginning of period	$331	$717	$–	$1,048	$295	$660	$–	$955
Provision for (reversal of) credit losses
Originations net of repayments and other derecognitions (1)	12	(24)	–	(12)	28	(24)	–	4
Changes in model	(45)	87	–	42	(26)	32	–	6
Net remeasurement (2)	(524)	974	310	760	(583)	828	297	542
Transfers (2)
– to 12-month ECL	593	(593)	–	–	683	(683)	–	–
– to lifetime ECL performing	(71)	71	–	–	(58)	58	–	–
– to lifetime ECL credit-impaired	(4)	(343)	347	–	(2)	(245)	247	–
Total provision for (reversal of) credit losses (3)	(39)	172	657	790	42	(34)	544	552
Write-offs	–	–	(785)	(785)	–	–	(657)	(657)
Recoveries	–	–	128	128	–	–	113	113
Interest income on impaired loans	–	–	–	–	–	–	–	–
Foreign exchange and other	–	–	–	–	–	–	–	–
Balance at end of period	$292	$889	$–	$1,181	$337	$626	$–	$963
Business and government
Balance at beginning of period	$452	$932	$498	$1,882	$265	$1,061	$401	$1,727
Provision for (reversal of) credit losses
Originations net of repayments and other derecognitions (1)	28	(82)	(28)	(82)	35	(57)	(47)	(69)
Changes in model	–	–	–	–	85	(82)	–	3
Net remeasurement (2)	(171)	100	547	476	(44)	302	297	555
Transfers (2)
– to 12-month ECL	154	(152)	(2)	–	116	(112)	(4)	–
– to lifetime ECL performing	(36)	48	(12)	–	(31)	36	(5)	–
– to lifetime ECL credit-impaired	(3)	(71)	74	–	–	(131)	131	–
Total provision for (reversal of) credit losses (3)	(28)	(157)	579	394	161	(44)	372	489
Write-offs	–	–	(332)	(332)	–	–	(256)	(256)
Recoveries	–	–	33	33	–	–	30	30
Interest income on impaired loans	–	–	(80)	(80)	–	–	(69)	(69)
Foreign exchange and other	(5)	(18)	28	5	(4)	(4)	–	(8)
Balance at end of period	$419	$757	$726	$1,902	$422	$1,013	$478	$1,913
Total ECL allowance (4)	$1,080	$2,699	$1,204	$4,983	$1,111	$2,517	$960	$4,588
Comprises:
Loans	$932	$2,519	$1,195	$4,646	$992	$2,341	$952	$4,285
Undrawn credit facilities and other off-balance sheet exposures (5)	148	180	9	337	119	176	8	303
See previous pages for footnote references.

CIBC THIRD QUARTER 2026	67

Inputs, assumptions and model techniques
We continue to operate in an uncertain macroeconomic environment. There is inherent uncertainty in forecasting forward-looking information and estimating the impact that the macroeconomic environment, including from the conflict in the Middle East and its impact on energy prices, and from trade policy uncertainty related to the continuation of the Canada-U.S.-Mexico trade deal, as well as other geopolitical events, will have on the level of ECL allowance and period-over-period volatility of the provision for credit losses. As a result, a heightened level of judgment in estimating ECLs in respect of all these elements, as discussed below, continued to be required. See Note 5 to our consolidated financial statements in our 2025 Annual Report and Note 2 to our interim consolidated financial statements for additional information concerning the significant estimates and credit judgment inherent in the estimation of ECL allowances.
The following tables provide the base case, upside case and downside case scenario forecasts for select forward-looking information variables used to estimate our ECL.

	Base case		Upside case		Downside case
As at July 31, 2026	Average value over the next 12 months	Average value over the remaining forecast period (1)	Average value over the next 12 months	Average value over the remaining forecast period (1)	Average value over the next 12 months	Average value over the remaining forecast period (1)
Real gross domestic product (GDP) year-over-year growth
Canada (2)	1.5%	1.9%	2.3%	2.3%	–%	1.1%
United States	1.9%	2.0%	4.0%	3.0%	0.6%	1.3%
Unemployment rate
Canada (2)	6.5%	6.0%	6.2%	5.5%	6.8%	6.7%
United States	4.3%	4.1%	3.9%	3.6%	5.1%	4.8%
Canadian Housing Price Index growth (2)	(0.1)%	3.5%	2.6%	5.9%	(2.7)%	1.8%
Canadian household debt service ratio	14.6%	14.8%	14.5%	14.5%	15.0%	15.5%
West Texas Intermediate Oil Price (US$)	$76	$67	$96	$81	$59	$55

As at April 30, 2026
Real GDP year-over-year growth
Canada (2)	1.4%	1.9%	2.1%	2.3%	0.4%	1.1%
United States	1.8%	2.0%	2.9%	2.9%	0.7%	1.2%
Unemployment rate
Canada (2)	6.7%	6.0%	6.1%	5.5%	7.0%	6.8%
United States	4.6%	4.1%	3.8%	3.5%	5.0%	4.7%
Canadian Housing Price Index growth (2)	(0.6)%	3.2%	3.7%	5.2%	(5.1)%	–%
Canadian household debt service ratio	14.7%	14.9%	14.4%	14.6%	15.1%	15.7%
West Texas Intermediate Oil Price (US$)	$78	$68	$89	$80	$52	$55

As at October 31, 2025
Real GDP year-over-year growth
Canada (2)	1.1%	2.0%	1.7%	2.4%	(0.4)%	1.1%
United States	2.0%	1.8%	2.8%	2.8%	0.7%	1.0%
Unemployment rate
Canada (2)	6.8%	6.1%	6.4%	5.5%	7.4%	7.0%
United States	4.4%	4.1%	3.9%	3.5%	5.0%	4.6%
Canadian Housing Price Index growth (2)	0.8%	2.7%	3.9%	4.7%	(3.7)%	(0.5)%
Canadian household debt service ratio	14.6%	14.7%	14.3%	14.4%	15.2%	15.6%
West Texas Intermediate Oil Price (US$)	$70	$67	$74	$83	$54	$58
(1)	The remaining forecast period is generally four years.
(2)
In our ECL calculation process, Canadian Real GDP year-over-year growth and Canadian unemployment rate are forecasted at the provincial level while Canadian Housing Price Index growth is forecasted at the municipal level. As a result, the forecasts for individual provinces or municipalities reflected in our ECL will differ from the national forecasts presented above.

As required, the forward-looking information used to estimate ECLs reflects our expectations and uncertainties as at July 31, 2026, April 30, 2026, and October 31, 2025, respectively, and does not reflect changes in expectations that may have subsequently arisen. The base case, upside case and downside case amounts shown represent the average value of the forecasts over the respective projection horizons.
Our underlying base case projection as at July 31, 2026 continues to be characterized by slow real GDP growth and slightly lower, but still elevated unemployment rates in Canada, and slightly stronger growth in the U.S. in the near term. Our base case projections for Canada and the U.S. as at July 31, 2026 assume that some reductions to current tariffs will be negotiated, but not to levels that existed prior to the announcements of the new U.S. administration. Our base case also continues to assume that interest rates will hold at current levels through 2026, and remain at higher than pre-pandemic levels.
Our downside case forecasts as at July 31, 2026 and April 30, 2026 assume stagnant or slower growth in Canada due to increasing economic uncertainty, while at October 31, 2025 our downside forecast assumed a recession in the near term and slower growth thereafter. Our downside case forecasts continue to be consistent with a more pronounced and longer lasting trade dispute between Canada and the U.S., including higher unemployment rates in Canada and lower business capital and consumer spending. Consistent with October 31, 2025 and April 30, 2026, the downside case forecast for the U.S. assumes slow growth for the near term and reflects slower recoveries thereafter to lower levels of sustained economic activity and persistently higher unemployment rates. The upside scenario continues to reflect a better economic environment than the base case forecast.
As indicated above, forecasting forward-looking information for multiple scenarios and determining the probability weighting of the scenarios involves a high degree of management judgment. To address the significant uncertainties inherent in the current environment, we continue to utilize management overlays with respect to the impact of certain forward-looking information and credit metrics that are not expected to be as indicative of the credit condition of the portfolios as the historical experience in our models would have otherwise suggested. The use of management overlays requires the application of significant judgment that impacts the amount of ECL allowances recognized.

68	CIBC THIRD QUARTER 2026

If we were to only
use our base case scenario for the measurement of ECL for our performing loans, our ECL allowance would be $337 million lower than the recognized ECL as at July 31, 2026 (October 31, 2025: $420 million). If we were to only use our downside case scenario for the measurement of ECL for our performing loans, our ECL allowance would be $700 million higher than the recognized ECL as at July 31, 2026 (October 31, 2025: $853 million). This sensitivity is isolated to the measurement of ECL and therefore did not consider changes in the migration of exposures between stage 1 and stage 2 from the determination of the significant increase in credit risk (SICR) that would have resulted in a 100% base case scenario or a 100% downside case scenario. As a result, our ECL allowance on performing loans could exceed the amount implied by the 100% downside case scenario from the migration of additional exposures from stage 1 to stage 2. Actual credit losses could differ materially from those reflected in our estimates.
The following tables provide the gross carrying amount of loans, and the contractual amounts of undrawn credit facilities and other off-balance sheet exposures based on our risk management probability of default (PD) bands for retail exposures, and based on our internal risk ratings for business and government exposures. Refer to the “Credit risk” section of our 2025 Annual Report for details on the CIBC risk categories.
Loans
(1)

$ millions, as at					2026 Jul. 31					2025 Oct. 31
	Stage 1	Stage 2	Stage 3	(2)	Total	Stage 1	Stage 2	Stage 3	(2)	Total
Residential mortgages
– Exceptionally low	$175,157	$653	$–		$175,810	$171,983	$227	$–		$172,210
– Very low	84,349	1,481	–		85,830	85,628	1,171	–		86,799
– Low	11,998	2,326	–		14,324	10,987	2,749	–		13,736
– Medium	1,410	6,675	–		8,085	1,041	7,071	–		8,112
– High	14	1,762	–		1,776	11	1,859	–		1,870
– Default	–	–	1,462		1,462	–	–	1,097		1,097
– Not rated	2,844	198	184		3,226	2,808	183	218		3,209
Gross residential mortgages (3)(4)	275,772	13,095	1,646		290,513	272,458	13,260	1,315		287,033
ECL allowance	110	185	280		575	100	168	306		574
Net residential mortgages	275,662	12,910	1,366		289,938	272,358	13,092	1,009		286,459
Personal
– Exceptionally low	19,137	111	–		19,248	18,316	136	–		18,452
– Very low	10,512	262	–		10,774	10,794	324	–		11,118
– Low	7,517	1,257	–		8,774	6,404	2,104	–		8,508
– Medium	4,617	2,366	–		6,983	4,502	2,506	–		7,008
– High	217	1,470	–		1,687	759	922	–		1,681
– Default	–	–	247		247	–	–	253		253
– Not rated	789	39	37		865	779	30	37		846
Gross personal (4)	42,789	5,505	284		48,578	41,554	6,022	290		47,866
ECL allowance	231	814	198		1,243	222	749	185		1,156
Net personal	42,558	4,691	86		47,335	41,332	5,273	105		46,710
Credit card
– Exceptionally low	7,779	–	–		7,779	7,117	–	–		7,117
– Very low	1,711	–	–		1,711	443	–	–		443
– Low	7,457	205	–		7,662	6,727	380	–		7,107
– Medium	2,894	916	–		3,810	5,008	1,116	–		6,124
– High	113	1,276	–		1,389	6	594	–		600
– Default	–	–	–		–	–	–	–		–
– Not rated	188	8	–		196	184	6	–		190
Gross credit card	20,142	2,405	–		22,547	19,485	2,096	–		21,581
ECL allowance	263	821	–		1,084	302	640	–		942
Net credit card	19,879	1,584	–		21,463	19,183	1,456	–		20,639
Business and government
– Investment grade	129,718	847	–		130,565	119,315	875	–		120,190
– Non-investment grade	108,652	8,966	–		117,618	102,145	8,807	–		110,952
– Watchlist	71	3,788	–		3,859	61	3,901	–		3,962
– Default	–	–	2,094		2,094	–	–	2,031		2,031
– Not rated	270	17	–		287	269	12	–		281
Gross business and government (3)	238,711	13,618	2,094		254,423	221,790	13,595	2,031		237,416
ECL allowance	328	699	717		1,744	359	870	491		1,720
Net business and government	238,383	12,919	1,377		252,679	221,431	12,725	1,540		235,696
Total net amount of loans	$576,482	$32,104	$2,829		$611,415	$554,304	$32,546	$2,654		$589,504
(1)
The table excludes debt securities measured at FVOCI, for which ECL allowances of $20 million (October 31, 2025: $23 million) were recognized in AOCI. In addition, the table excludes debt securities classified at amortized cost, for which ECL allowances of $13 million were recognized as at July 31, 2026 (October 31, 2025: $52 million). Other financial assets classified at amortized cost were also excluded from the table above as their ECL allowances were immaterial as at April 30, 2026 and October 31, 2025. Financial assets other than loans that are classified at amortized cost are presented on our interim consolidated balance sheet net of ECL allowances.

(2)	Excludes foreclosed assets of $2 million (October 31, 2025: $2 million), which were included in Other assets on our interim consolidated balance sheet.
(3)
Includes $100 million (October 31, 2025: $3 million) of residential mortgages and $593 million (October 31, 2025: $560 million) of business and government loans that are measured and designated at FVTPL.

(4)
The internal risk rating grades presented for residential mortgages and certain personal loans do not take into account loan guarantees or insurance issued by the Canadian government (federal or provincial), Canadian government agencies, or private insurers, as the determination of whether a SICR has occurred for these loans is based on relative changes in the loans’ lifetime PD without considering collateral or other credit enhancements.

CIBC THIRD QUARTER 2026	69

Undrawn credit facilities and other off-balance sheet exposures

$ millions, as at				2026 Jul. 31				2025 Oct. 31
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
Retail
– Exceptionally low	$183,788	$127	$–	$183,915	$176,040	$190	$–	$176,230
– Very low	17,560	465	–	18,025	14,237	572	–	14,809
– Low	13,092	1,012	–	14,104	14,867	1,705	–	16,572
– Medium	2,087	1,061	–	3,148	2,449	1,508	–	3,957
– High	181	945	–	1,126	545	422	–	967
– Default	–	–	50	50	–	–	46	46
– Not rated	616	8	–	624	620	8	–	628
Gross retail	217,324	3,618	50	220,992	208,758	4,405	46	213,209
ECL allowance	57	122	–	179	54	131	–	185
Net retail	217,267	3,496	50	220,813	208,704	4,274	46	213,024
Business and government
– Investment grade	196,650	775	–	197,425	179,496	579	–	180,075
– Non-investment grade	84,627	3,231	–	87,858	79,909	2,659	–	82,568
– Watch list	25	987	–	1,012	57	1,046	–	1,103
– Default	–	–	211	211	–	–	217	217
– Not rated	770	78	–	848	947	42	–	989
Gross business and government	282,072	5,071	211	287,354	260,409	4,326	217	264,952
ECL allowance	91	58	9	158	93	62	7	162
Net business and government	281,981	5,013	202	287,196	260,316	4,264	210	264,790
Total net undrawn credit facilities and other off-balance sheet exposures	$499,248	$8,509	$252	$508,009	$469,020	$8,538	$256	$477,814
Note 6. Deposits
(1)(2)

$ millions, as at							2026 Jul. 31	2025 Oct. 31
	Payable on demand	(3)	Payable after notice	(4)	Payable on a fixed date	(5)(6)	Total	Total
Personal	$ 15,861		$ 150,047		$ 95,979		$261,887	$258,139
Business and government (7)	119,190		135,980		245,576		500,746	457,284
Bank	21,700		343		10,280		32,323	26,723
Secured borrowings (8)	–		–		57,219		57,219	65,978
Total deposits	$ 156,751		$ 286,370		$ 409,054		$852,175	$808,124
Comprises:
Held at amortized cost							$803,089	$764,401
Designated at fair value							49,086	43,723
Total deposits							$852,175	$808,124
Deposits include (9) :
Non-interest-bearing deposits
Canada							$94,300	$91,074
U.S.							12,877	12,894
Other international							6,721	5,963
Interest-bearing deposits
Canada							572,730	549,270
U.S.							116,350	107,607
Other international							49,197	41,316
Total deposits							$852,175	$808,124
(1)
Includes deposits of $327.7 billion (October 31, 2025: $298.3 billion) denominated in U.S. dollars and deposits of $70.7 billion (October 31, 2025: $70.0 billion) denominated in other foreign currencies.

(2)	Net of purchased notes of $0.9 billion (October 31, 2025: $0.5 billion).
(3)	Includes all deposits for which we do not have the right to require notice of withdrawal. These deposits are generally chequing accounts.
(4)	Includes all deposits for which we can legally require notice of withdrawal. These deposits are generally savings accounts.
(5)	Includes all deposits that mature on a specified date. These deposits are generally term deposits, guaranteed investment certificates, and similar instruments.
(6)
Includes $76.2 billion (October 31, 2025: $67.0 billion) of deposits which are subject to the bank recapitalization (bail-in) conversion regulations issued by the Department of Finance Canada. These regulations provide certain statutory powers to the Canada Deposit Insurance Corporation (CDIC), including the ability to convert specified eligible shares and liabilities of CIBC into common shares in the event that CIBC is determined to be non-viable.

(7)
Includes $17.6 billion (October 31, 2025: $17.3 billion) of structured note liabilities that were sold upon issuance to third-party financial intermediaries, who may resell the notes to retail investors in foreign jurisdictions.

(8)	Comprises liabilities issued by, or as a result of, activities associated with the securitization of residential mortgages, Covered Bond Programme, and consolidated securitization vehicles.
(9)	Classification is based on geographical location of the CIBC office.
Note 7. Subordinated indebtedness
On April 21, 2026, we redeemed all $1.0 billion of our 1.96% Debentures due April 21, 2031. In accordance with their terms, the Debentures were redeemed at 100% of their principal amount, plus accrued and unpaid interest thereon. The debentures qualified as Tier 2 capital.

70	CIBC THIRD QUARTER 2026

Note 8. Share capital
Common shares

	For the three months ended				For the nine months ended
$ millions, except number of shares		2026 Jul. 31	2025 Jul. 31			2026 Jul. 31		2025 Jul. 31
	Number of shares	Amount	Number of shares	Amount	Number of shares	Amount	Number of shares	Amount
Balance at beginning of period	914,772,714	$16,750	934,230,189	$16,929	926,614,036	$16,845	942,294,598	$17,011
Issuance pursuant to:
Equity-settled share-based compensation plans	648,657	43	786,626	46	3,345,540	216	2,191,152	132
Shareholder investment plan (1)	–	–	–	–	–	–	629	–
	915,421,371	$16,793	935,016,815	$16,975	929,959,576	$17,061	944,486,379	$17,143
Purchase of common shares for cancellation	(7,500,000)	(137)	(5,500,000)	(100)	(22,000,000)	(402)	(15,000,000)	(272)
Treasury shares	14,066	(1)	(66,124)	(8)	(24,139)	(4)	(35,688)	(4)
Balance at end of period	907,935,437	$16,655	929,450,691	$16,867	907,935,437	$16,655	929,450,691	$16,867
(1)
Commencing with dividends paid on January 28, 2025 and for future dividends declared until further notice, common shares received by participants under the shareholder investment plan were purchased from the open market, a change from issuance from Treasury. For the share purchase option, this change became effective February 1, 2025.

Normal course issuer bid (NCIB)
On June 4, 2026, we announced that the Toronto Stock Exchange had accepted the notice of our intention to commence an NCIB. Purchases under this bid will be completed upon the earlier of: (i) CIBC purchasing 30 million common shares; (ii) CIBC providing a notice of termination; or (iii) June 7, 2027. During the quarter, 5,500,000 common shares were purchased and cancelled at an average price of $162.18 for a total amount of $892 million.
CIBC’s previous NCIB for the purchase of up to
20 million common shares commenced on September 10, 2025 and was completed on May 25, 2026. During the quarter, 2,000,000 common shares were purchased and cancelled at an average price of $153.73 for a total amount of $307 million. For the nine months ended July 31, 2026, 16,500,000 common shares were purchased and cancelled at an average price of $133.31 for a total amount of $2,200 million. Since the inception of this NCIB, we repurchased and cancelled 20 million common shares at an average price of $129.68 per share for a total amount of $2,593
m
illion.
Preferred shares and other equity instruments
Issuance
Limited Recourse Capital Notes Series 9 (Non-Viability Contingent Capital (NVCC)) (subordinated indebtedness) (LRCN Series 9 Notes)
On January 13, 2026, we issued US$700 million principal amount of 6.500% LRCN Series 9 Notes. The LRCN Series 9 Notes mature on July 28, 2086, and bear interest at a fixed rate of 6.500% per annum (paid quarterly) until July 28, 2031. Starting on July 28, 2031, and every five years thereafter until July 28, 2081, the interest rate will be reset to the then current five-year U.S. Treasury Rate plus 2.727% per annum.
Concurrently with the issuance of the LRCN Series 9 Notes, we issued Non-cumulative 5-Year Fixed Rate Reset Class A Preferred Shares Series 64 (NVCC) (Series 64 Preferred Shares), which are held in the Limited Recourse Trust that is consolidated by CIBC and, as a result, the Series 64 Preferred Shares are eliminated in CIBC’s consolidated financial statements. In the event of non-payment by CIBC of the principal amount of, interest on, or redemption price for, the LRCN Series 9 Notes when due, the sole remedy of each LRCN Series 9 Note holder is limited to that holder’s proportionate share of the Series 64 Preferred Shares held in the Limited Recourse Trust. Subject to regulatory approval, we may redeem the LRCN Series 9 Notes, in whole or in part, on each January 28, April 28, July 28, and October 28, commencing on July 28, 2031, at par.
Limited Recourse Capital Notes Series 10 (NVCC) (subordinated indebtedness) (LRCN Series 10 Notes)
On July 13, 2026, we issued US$500 million principal amount of 6.750% LRCN Series 10 Notes. The LRCN Series 10 Notes mature on January 28, 2087, and bear interest at a fixed rate of 6.750% per annum (paid quarterly) until January 28, 2032. Starting on January 28, 2032, and every five years thereafter until January 28, 2082, the interest rate will be reset to the then current five-year U.S. Treasury Rate plus 2.4997% per annum.
Concurrently with the issuance of the LRCN Series 10 Notes, we issued Non-cumulative 5-Year Fixed Rate Reset Class A Preferred Shares Series 65 (NVCC) (Series 65 Preferred Shares), which are held in the Limited Recourse Trust that is consolidated by CIBC and, as a result, the Series 65 Preferred Shares are eliminated in CIBC’s consolidated financial statements. In the event of non-payment by CIBC of the principal amount of, interest on, or redemption price for, the LRCN Series 10 Notes when due, the sole remedy of each LRCN Series 10 Note holder is limited to that holder’s proportionate share of the Series 65 Preferred Shares held in the Limited Recourse Trust. Subject to regulatory approval, we may redeem the LRCN Series 10 Notes, in whole or in part, on each January 28, April 28, July 28, and October 28, commencing on January 28, 2032, at par.
Regulatory capital, leverage and total loss absorbing capacity (TLAC) ratios
Our capital, leverage and TLAC ratios are presented in the table below:

$ millions, as at		2026 Jul. 31	2025 Oct. 31
Common Equity Tier 1 (CET1) capital		$49,478	$47,718
Tier 1 capital	A	57,546	54,105
Total capital		64,620	62,287
Total risk-weighted assets (RWA)	B	369,264	357,803
CET1 ratio		13.4%	13.3%
Tier 1 capital ratio		15.6%	15.1%
Total capital ratio		17.5%	17.4%
Leverage ratio exposure	C	$1,333,544	$1,261,098
Leverage ratio	A/C	4.3%	4.3%
TLAC available	D	$127,163	$114,102
TLAC ratio	D/B	34.4%	31.9%
TLAC leverage ratio	D/C	9.5%	9.0%

CIBC THIRD QUARTER 2026	71

Our
regulatory capital ratios are determined in accordance with the Capital Adequacy Requirements Guideline issued by OSFI, which are based on the capital standards developed by the Basel Committee on Banking Supervision. CIBC has been designated by OSFI as a domestic systemically important bank (D-SIB) in Canada, and is subject to a CET1 surcharge equal to 1.0% of RWA. OSFI also expects D-SIBs to hold a Domestic Stability Buffer (DSB) of 3.0%, which was decreased from 3.5% effective June 19, 2026. This results in current targets, including all buffer requirements, for the CET1, Tier 1, and Total capital ratios of 11.0%, 12.5%, and 14.5%, respectively.
To
 supplement risk-based capital requirements, OSFI expects federally regulated deposit-taking institutions to have a leverage ratio, which is a non-risk-based capital metric, that meets or exceeds 3.5%, including a 0.5% D-SIB buffer.
Under the TLAC guideline, OSFI also requires D-SIBs to maintain a supervisory target TLAC ratio (which builds on the risk-based capital ratios) and a minimum TLAC leverage ratio (which builds on the leverage ratio). OSFI expects D-SIBs to have a minimum risk-based TLAC ratio of 21.5% plus the then applicable DSB requirement (3.0% as noted above), and a minimum TLAC leverage ratio of 7.25%.
These targets may be higher for certain institutions at OSFI’s discretion. During the quarter ended July 31, 2026, we have complied with OSFI’s regulatory capital, leverage ratio, and TLAC requirements.
Note 9. Post-employment benefits
The following tables provide details on the post-employment benefit expense recognized in the interim consolidated statement of income and on the remeasurements recognized in the interim consolidated statement of comprehensive income:
Defined benefit plan expense

	For the three months ended						For the nine months ended
$ millions	2026 Jul. 31	2026 Apr. 30	2025 Jul. 31	2026 Jul. 31	2026 Apr. 30	2025 Jul. 31	2026 Jul. 31	2025 Jul. 31	2026 Jul. 31	2025 Jul. 31
		Pension plans		Other post-employment plans			Pension plans		Other post-employment plans
Current service cost	$64	$64	$56	$1	$1	$2	$192	$170	$3	$4
Net interest (income) expense	(23)	(23)	(17)	5	5	5	(70)	(57)	15	15
Interest expense on effect of asset ceiling	1	1	–	–	–	–	3	2	–	–
Plan administration costs	2	2	1	–	–	–	6	5	–	–
Net defined benefit plan expense recognized in net income	$44	$44	$40	$6	$6	$7	$131	$120	$18	$19
Defined contribution plan expense

	For the three months ended			For the nine months ended
$ millions	2026 Jul. 31	2026 Apr. 30	2025 Jul. 31	2026 Jul. 31	2025 Jul. 31
Defined contribution pension plans	$21	$21	$20	$58	$63
Government pension plans (1)	64	64	57	189	171
Total	$85	$85	$77	$247	$234
(1)	Includes Canada Pension Plan, Quebec Pension Plan, and U.S. Federal Insurance Contributions Act.
Remeasurement of employee defined benefit plans
(1)

	For the three months ended						For the nine months ended
$ millions	2026 Jul. 31	2026 Apr. 30	2025 Jul. 31	2026 Jul. 31	2026 Apr. 30	2025 Jul. 31	2026 Jul. 31	2025 Jul. 31	2026 Jul. 31	2025 Jul. 31
		Pension plans		Other post-employment plans			Pension plans		Other post-employment plans
Net actuarial gains (losses) on defined benefit obligations	$162	$149	$68	$6	$6	$4	$464	$162	$18	$5
Net actuarial gains (losses) on plan assets	30	29	3	–	–	–	(58)	(132)	–	–
Changes in asset ceiling excluding interest income	(1)	–	–	–	–	–	–	1	–	–
Net remeasurement gains (losses) recognized in OCI	$191	$178	$71	$6	$6	$4	$406	$31	$18	$5
(1)
The Canadian post-employment defined benefit plans are remeasured on a quarterly basis for changes in the discount rate and for actual asset returns. All other Canadian plans’ actuarial assumptions and foreign plans’ actuarial assumptions are updated at least annually.

Note 10. Income taxes
The Canada Revenue Agency (CRA) has reassessed approximately $1,918 million of income taxes for CIBC’s 2011–2020 taxation years and proposed to reassess approximately $80 million of income taxes for the 2021 taxation year, related to the denial of deductions of certain dividends. Subsequent taxation years may also be similarly reassessed. CIBC filed a Notice of Appeal in respect of its 2011 taxation year to put the matter in litigation. CIBC is confident that its tax filing positions are appropriate and intends to defend itself vigorously. Accordingly, no amounts have been accrued in the interim consolidated financial statements.
CIBC has a potential aggregate exposure remaining in respect of foreign exchange capital loss matters. We expect that for the relevant years, these amounts could be approximately $250 million of income taxes. No amounts have been accrued in the interim consolidated financial statements.

72	CIBC THIRD QUARTER 2026

Note 11. Earnings per share

	For the three months ended			For the nine months ended
$ millions, except number of shares and per share amounts	2026 Jul. 31	2026 Apr. 30	2025 Jul. 31	2026 Jul. 31	2025 Jul. 31
Basic EPS
Net income attributable to equity shareholders	$2,399	$2,457	$2,094	$7,949	$6,255
Less: Preferred share dividends and distributions on other equity instruments	128	114	82	348	248
Net income attributable to common shareholders	$2,271	$2,343	$2,012	$7,601	$6,007
Weighted-average common shares outstanding (thousands)	911,667	917,401	932,258	917,915	937,588
Basic EPS	$2.49	$2.55	$2.16	$8.28	$6.41
Diluted EPS
Net income attributable to common shareholders	$2,271	$2,343	$2,012	$7,601	$6,007
Weighted-average common shares outstanding (thousands)	911,667	917,401	932,258	917,915	937,588
Add: Stock options potentially exercisable (1) (thousands)	7,544	6,896	5,260	7,149	4,991
Weighted-average diluted common shares outstanding (thousands)	919,211	924,297	937,518	925,064	942,579
Diluted EPS	$2.47	$2.53	$2.15	$8.22	$6.37
(1)
Excludes average options outstanding of nil (April 30, 2026: nil; July 31, 2025: nil) with a weighted-average exercise price of nil (April 30, 2026: nil; July 31, 2025: nil) for the quarter ended July 31, 2026, and average options outstanding of nil (July 31, 2025: 2,150,302) with a weighted-average price of nil (July 31, 2025: $94.35) for the nine months ended July 31, 2026, as the options’ exercise prices were greater than the average market price of CIBC’s common shares.

Note 12. Contingent liabilities and provisions
Legal proceedings and other contingencies
In the ordinary course of its business, CIBC is a party to a number of legal proceedings, including regulatory investigations, in which claims for substantial monetary damages are asserted against CIBC and its subsidiaries. Legal provisions are established if, in the opinion of management, it is both probable that an outflow of economic benefits will be required to resolve the matter, and a reliable estimate can be made of the amount of the obligation. If the reliable estimate of probable loss involves a range of potential outcomes within which a specific amount appears to be a better estimate, that amount is accrued. If no specific amount within the range of potential outcomes appears to be a better estimate than any other amount, the mid-point in the range is accrued. In some instances, however, it is not possible either to determine whether an obligation is probable or to reliably estimate the amount of loss, in which case no accrual can be made.
While there is inherent difficulty in predicting the outcome of legal proceedings, based on current knowledge and in consultation with legal counsel, we do not expect the outcome of these matters, individually or in aggregate, to have a material adverse effect on our interim consolidated financial statements. However, the outcome of these matters, individually or in aggregate, may be material to our operating results for a particular reporting period. We regularly assess the adequacy of CIBC’s litigation accruals and make the necessary adjustments to incorporate new information as it becomes available.
The provisions disclosed in Note 21 to the consolidated financial statements included in our 2025 Annual Report included all of CIBC’s accruals for legal matters as at that date, including amounts related to the significant legal proceedings described in that note and to other legal matters. Tax examinations and disputes are excluded. Income tax matters are addressed in Note 18 to the consolidated financial statements included in our 2025 Annual Report and Note 10 to our interim consolidated financial statements.
CIBC considers losses to be reasonably possible when they are neither probable nor remote. It is reasonably possible that CIBC may incur losses in addition to the amounts recorded when the loss accrued is the mid-point of a range of reasonably possible losses, or the potential loss pertains to a matter in which an unfavourable outcome is reasonably possible but not probable.
CIBC believes the estimate of the aggregate range of reasonably possible losses, in excess of the amounts accrued, for its significant legal proceedings, where it is possible to make such an estimate, is from nil to approximately $0.4 billion as at July 31, 2026. This estimated aggregate range of reasonably possible losses is based upon currently available information for those significant proceedings in which CIBC is involved, taking into account CIBC’s best estimate of such losses for those cases for which an estimate can be made. CIBC’s estimate involves significant judgment, given the varying stages of the proceedings and the existence of multiple defendants in many of such proceedings whose share of the liability has yet to be determined. The range does not include potential punitive damages. The matters underlying the estimated range as at July 31, 2026, consist of the significant legal matters disclosed in Note 21 to the consolidated financial statements included in our 2025 Annual Report as updated below. The matters underlying the estimated range will change from time to time, and actual losses may vary significantly from the current estimate. For certain matters, CIBC does not believe that an estimate can currently be made as many of them are in preliminary stages and certain matters have no specific amount claimed. Consequently, these matters are not included in the range.

The following developments related to our significant legal proceedings occurred since the issuance of our 2025 annual consolidated financial statements:
•	Order Execution Only Class Actions: The Woodard settlement was approved by the court in December 2025. This matter is now closed.
•
Pope v. CIBC, CIBC Trust Corporation, and CIBC Asset Management Inc.:
The application for class certification was heard in January 2026. In February 2026, the court released its decision certifying the matter as a class action. The defendants are appealing the certification decision.

•
York County on Behalf of the County of York Retirement Fund v. Rambo, et al.:
In January 2026, the parties settled this matter, subject to court approval, with no contribution from CIBC and the underwriting defendants. In April 2026, the court granted preliminary approval of the settlement. Final approval is scheduled for August 2026.

•	Reale v. CIBC: CIBC’s motion to strike parts of the Statement of Claim has been adjourned.
•
Durkacz v CIBC et al.
-
Quantum BioPharma Shareholder Proposed Class Action
: In December 2025, CIBC, CIBC World Markets Inc., CIBC World Markets Corp., and another financial institution were named in a proposed class action filed in the U.S. District Court located in the Southern District of New York. The action is brought on behalf of shareholders of Quantum BioPharma Ltd and the allegations are very similar to the existing Quantum BioPharma case. The action alleges that the defendants or their customers used “spoofing,” an unlawful trading practice, to manipulate

CIBC THIRD QUARTER 2026	73

the market price of its shares, and seeks damages on behalf of investors who sold Quantum BioPharma shares during the class period of January 6, 2021 to October 15, 2025.
•
Harrington Global Opportunity Fund v. CIBC World Markets Inc.:
In April 2026, the court excluded the plaintiff’s damages expert report in its entirety. The parties have settled the action and this matter is now closed.

•	Quantum Biopharma v. CIBC World Markets Inc., et al.: In March 2026, the court denied in part and granted in part the defendants’ motions to dismiss.
•
Azarya v. CIBC et al.:
In April 2026, a proposed class action was commenced in Quebec against CIBC and several other financial institutions. The action seeks an unspecified amount for the reimbursement of currency conversion fees alleged to have been unlawfully charged to class members who reside or have resided in Quebec, as well as punitive damages.

•
Campbell v. CIBC
: In May 2026, a settlement agreement was reached, subject to court approval. Pursuant to the proposed settlement CIBC will pay the plaintiffs $10 million. The approval hearing is scheduled for October 2026.

Other than the items described above, there are no significant developments in the matters identified in Note 21 to the consolidated financial statements included in our 2025 Annual Report, and no new significant legal proceedings have arisen since the issuance of our 2025 annual consolidated financial statements.
Note 13. Interest income and expense
The table below provides the consolidated interest income and expense by accounting category.

	For the three months ended						For the nine months ended
$ millions		2026 Jul. 31		2026 Apr. 30		2025 Jul. 31		2026 Jul. 31		2025 Jul. 31
	Interest income	Interest expense	Interest income	Interest expense	Interest income	Interest expense	Interest income	Interest expense	Interest income	Interest expense
Measured at amortized cost (1)(2)	$10,413	$7,110	$9,752	$6,562	$10,193	$7,399	$30,201	$20,515	$30,849	$23,072
Debt securities measured at FVOCI (1)	882	n/a	796	n/a	806	n/a	2,443	n/a	2,424	n/a
Other (3)	1,087	765	1,057	698	1,090	642	3,145	2,114	3,394	1,958
Total	$12,382	$7,875	$11,605	$7,260	$12,089	$8,041	$35,789	$22,629	$36,667	$25,030
(1)	Interest income for financial instruments that are measured at amortized cost and debt securities that are measured at FVOCI is calculated using the effective interest rate method.
(2)	Includes interest income on sublease-related assets and interest expense on lease liabilities under IFRS 16.
(3)	Includes interest income and expense and dividend income for financial instruments that are mandatorily measured and designated at FVTPL and equity securities designated at FVOCI.
n/a	Not applicable.
Note 14. Segmented information
CIBC has four strategic business units (SBUs) – Canadian Personal and Business Banking, Canadian Commercial Banking and Wealth Management, U.S. Commercial Banking and Wealth Management, and Capital Markets. These SBUs are supported by Corporate and Other.
Canadian Personal and Business Banking provides clients across Canada with financial solutions, services and advice through our dedicated team members in banking centres and contact centres, as well as leading mobile and online banking platforms to help make their ambitions a reality.
Canadian Commercial Banking and Wealth Management provides high-touch, relationship-oriented banking and wealth management services to middle-market companies, entrepreneurs, high-net-worth individuals and families across Canada. Our offering also includes an online brokerage platform for retail clients and asset management services for institutional investors.
U.S. Commercial Banking and Wealth Management provides tailored, relationship-oriented banking and wealth management solutions across the U.S., focusing on middle-market and mid-corporate companies, entrepreneurs, high-net-worth individuals and families, as well as operating private and small business banking services in strategic markets across the U.S.
Capital Markets provides integrated global markets products and services, investment banking and corporate banking solutions, and top-ranked research to our clients around the world. Leveraging the capabilities of our differentiated platform, Capital Markets also delivers multi-currency payments and innovative solutions for clients across our bank.
Corporate and Other includes the following functional groups – Chief Administrative Office, Global Technology, Data and AI, Risk Management, People, Culture and Talent, and Finance and Enterprise Strategy, as well as other support groups. The expenses of these functional and support groups are generally allocated to the business lines within the SBUs. Corporate and Other also includes the results of CIBC Caribbean Bank Limited and other portfolio investments, as well as other income statement and balance sheet items not directly attributable to the business lines.
As announced on May 28, 2026, upon the completion of supporting changes in our internal management reporting processes in the fourth quarter of 2026, we will realign the external reporting of our commercial banking and wealth management businesses, currently within the Canadian Commercial Banking and Wealth Management, and the U.S. Commercial Banking and Wealth Management SBUs, to form two new SBUs: Commercial Banking (consisting of Canadian and U.S. Commercial banking), and Wealth Management (consisting of Canadian and U.S. Wealth management). As part of this realignment, certain corporate costs that were previously recognized in Corporate and Other will be allocated to all four of our SBUs, including Canadian Personal and Business Banking and Capital Markets.
Prior period amounts will be restated in the fourth quarter to reflect these changes for consistent presentation across all reporting periods. While the changes will impact the results of our SBUs and Corporate and Other to reflect the new SBU structure and corporate cost allocation methodology, there will be no impact on our consolidated financial results.

74	CIBC THIRD QUARTER 2026

$ millions, for the three months ended		Canadian Personal and Business Banking	Canadian Commercial Banking and Wealth Management	U.S. Commercial Banking and Wealth Management	Capital Markets	Corporate and Other	CIBC Total
2026	Net interest income	$2,721	$872	$608	$125	$181	$4,507
Jul. 31	Non-interest income (1)(2)	623	1,165	255	1,709	109	3,861
	Total revenue	3,344	2,037	863	1,834	290	8,368
	Provision for (reversal of) credit losses	427	145	(32)	28	(4)	564
	Amortization and impairment (3)	57	–	25	–	362	444
	Other non-interest expenses	1,586	1,037	453	857	308	4,241
	Income (loss) before income taxes	1,274	855	417	949	(376)	3,119
	Income taxes	326	236	97	227	(176)	710
	Net income (loss)	$948	$619	$320	$722	$(200)	$2,409
	Net income (loss) attributable to:
	Non-controlling interests	$–	$–	$–	$–	$10	$10
	Equity shareholders	948	619	320	722	(210)	2,399
	Average assets (4)(5)	$346,745	$113,052	$69,779	$437,011	$223,214	$1,189,801
2026	Net interest income	$2,581	$829	$577	$246	$112	$4,345
Apr. 30	Non-interest income (1)(2)	593	1,089	244	1,622	113	3,661
	Total revenue	3,174	1,918	821	1,868	225	8,006
	Provision for (reversal of) credit losses	474	121	21	(15)	4	605
	Amortization and impairment (3)	56	1	25	1	219	302
	Other non-interest expenses	1,515	959	444	806	173	3,897
	Income (loss) before income taxes	1,129	837	331	1,076	(171)	3,202
	Income taxes	283	223	71	284	(124)	737
	Net income (loss)	$846	$614	$260	$792	$(47)	$2,465
	Net income (loss) attributable to:
	Non-controlling interests	$–	$–	$–	$–	$8	$8
	Equity shareholders	846	614	260	792	(55)	2,457
	Average assets (4)(5)	$343,988	$110,993	$66,313	$422,923	$217,295	$1,161,512
2025	Net interest income	$2,459	$751	$548	$176	$114	$4,048
Jul. 31	Non-interest income (1)(2)	602	972	242	1,330	60	3,206
	Total revenue	3,061	1,723	790	1,506	174	7,254
	Provision for credit losses	444	21	17	76	1	559
	Amortization and impairment (3)	58	1	23	–	205	287
	Other non-interest expenses	1,459	878	427	721	204	3,689
	Income (loss) before income taxes	1,100	823	323	709	(236)	2,719
	Income taxes	288	225	69	169	(128)	623
	Net income (loss)	$812	$598	$254	$540	$(108)	$2,096
	Net income (loss) attributable to:
	Non-controlling interests	$–	$–	$–	$–	$2	$2
	Equity shareholders	812	598	254	540	(110)	2,094
	Average assets (4)(5)	$340,683	$105,275	$63,669	$381,214	$212,606	$1,103,447

$ millions, for the nine months ended
2026	Net interest income	$7,954	$2,531	$1,785	$482	$408	$13,160
Jul. 31	Non-interest income (1)(2)	1,859	3,347	773	5,237	396	11,612
	Total revenue	9,813	5,878	2,558	5,719	804	24,772
	Provision for credit losses	1,347	350	10	20	10	1,737
	Amortization and impairment (3)	170	1	77	1	798	1,047
	Other non-interest expenses	4,602	2,937	1,353	2,499	775	12,166
	Income (loss) before income taxes	3,694	2,590	1,118	3,199	(779)	9,822
	Income taxes	940	710	244	808	(854)	1,848
	Net income	$2,754	$1,880	$874	$2,391	$75	$7,974
	Net income attributable to:
	Non-controlling interests	$–	$–	$–	$–	$25	$25
	Equity shareholders	2,754	1,880	874	2,391	50	7,949
	Average assets (4)(5)	$344,866	$110,810	$67,113	$427,825	$218,197	$1,168,811
2025	Net interest income	$7,057	$2,176	$1,646	$417	$341	$11,637
Jul. 31	Non-interest income (1)(2)	1,786	2,890	760	4,208	276	9,920
	Total revenue	8,843	5,066	2,406	4,625	617	21,557
	Provision for credit losses	1,261	114	208	131	23	1,737
	Amortization and impairment (3)	173	2	71	1	607	854
	Other non-interest expenses	4,282	2,563	1,290	2,144	540	10,819
	Income (loss) before income taxes	3,127	2,387	837	2,349	(553)	8,147
	Income taxes	816	649	154	624	(370)	1,873
	Net income (loss)	$2,311	$1,738	$683	$1,725	$(183)	$6,274
	Net income (loss) attributable to:
	Non-controlling interests	$–	$–	$–	$–	$19	$19
	Equity shareholders	2,311	1,738	683	1,725	(202)	6,255
	Average assets (4)(5)	$338,754	$102,750	$64,654	$375,881	$216,566	$1,098,605
(1)
The fee and commission income within non-interest income consists primarily of underwriting and advisory fees, deposit and payment fees, credit fees, card fees, investment management and custodial fees, mutual fund fees and commissions on securities transactions. Underwriting and advisory fees are earned primarily in Capital Markets with the remainder earned in Canadian Commercial Banking and Wealth Management. Deposit and payment fees are earned primarily in Canadian Personal and Business Banking, with the remainder earned mainly in Canadian Commercial Banking and Wealth Management, Capital Markets, and Corporate and Other. Credit fees are earned primarily in Canadian Commercial Banking and Wealth Management, Capital Markets, and U.S. Commercial Banking and Wealth Management. Card fees are earned primarily in Canadian Personal and Business Banking, with the remainder earned mainly in Corporate and Other. Investment management and custodial fees are earned primarily in Canadian Commercial Banking and Wealth Management and U.S. Commercial Banking and Wealth Management, with the remainder earned mainly in Corporate and Other. Mutual fund fees are earned primarily in Canadian Commercial Banking and Wealth Management, U.S. Commercial Banking and Wealth Management, and Canadian Personal and Business Banking. Commissions on securities transactions are earned primarily in Capital Markets, and Canadian Commercial Banking and Wealth Management.

(2)	Includes intersegment revenue, which represents internal sales commissions and revenue allocations under the Product Owner/Customer Segment/Distributor Channel allocation management model.
(3)	Comprises amortization and impairment of buildings, right-of-use assets, furniture, equipment, leasehold improvements, software and other intangible assets, and goodwill.
(4)	Assets are disclosed on an average basis as this measure is most relevant to a financial institution and is the measure reviewed by management.
(5)	Average balances are calculated as a weighted average of daily closing balances.

CIBC THIRD QUARTER 2026	75

TO REACH US:
Corporate Secretary
: Shareholders may e-mail:
corporate.secretary@cibc.com
Investor Relations
: Financial analysts, portfolio managers and other investors requiring financial information may call 1-888-713-5457, or e-mail:
Mailbox.InvestorRelations@cibc.com
Communications and Public Affairs
: Financial, business and trade media may e-mail:
corpcommmailbox@cibc.com
CIBC Telephone Banking
: As part of our commitment to our clients, information about CIBC products and services is available by calling
1-800-465-2422
toll-free across Canada.
Online Investor Presentations
: Supplementary financial information, Pillar 3 Report and Supplementary regulatory capital disclosure, and a presentation to investors and analysts are available at
www.cibc.com
; About CIBC.
Earnings Conference Call
: CIBC’s third quarter conference call with analysts and investors will take place on Thursday, August 27, 2026 at 7:30 a.m. (ET). The call will be available in English (647-557-5624, or toll-free
1-888-440-4413,
passcode 5677394#) and French (438-799-5050, or
toll-free
1-888-440-6444,
passcode 9555876#). A telephone replay of the conference call will be available in English and French until 11:59 p.m. (ET) September 10, 2026. To access the replay in English, call 647-362-9199 or
1-800-770-2030,
passcode 5677394#. To access the replay in French, call 647-362-9199 or 1-800-770-2030, passcode 9555876#.
Audio Webcast
: A live audio webcast of CIBC’s third quarter results conference call will take place on Thursday, August 27, 2026 at 7:30 a.m. (ET) in English and French. To access the audio webcast, go to
www.cibc.com
; About CIBC. An archived version of the audio webcast will also be available in English and French following the call on
www.cibc.com
; About CIBC.
Annual Meeting
: CIBC’s next Annual Meeting of Shareholders will be held on April 8, 2027.
Regulatory Capital
: Information on CIBC’s regulatory capital instruments and regulatory capital position may be found at
www.cibc.com
; About CIBC; Investor Relations; Regulatory Capital Instruments.
Bail-in Debt
: Information on CIBC’s bail-in debt and TLAC instruments may be found at
www.cibc.com
; About CIBC; Investor Relations; Debt Information; Bail-in Debt.
Nothing in CIBC’s website
www.cibc.com
should be considered incorporated herein by reference.

DIRECT DIVIDEND DEPOSIT SERVICE
Canadian-resident holders of common shares may have their dividends deposited directly into their account at any financial institution which is a member of Payments Canada. To arrange, please write to TSX Trust Company (Canada), P.O. Box 700 Postal Station B, Montreal, QC H3B 3K3 or e-mail: shareholderinquiries@tmx.com.
SHAREHOLDER INVESTMENT PLAN
Registered holders of CIBC common shares wishing to acquire additional common shares may participate in the Shareholder Investment Plan and pay no brokerage commissions or service charges.
For a copy of the offering circular, contact TSX Trust Company (Canada) at 416-682-3860, toll-free at 1-800-258-0499, or by e-mail at shareholderinquiries@tmx.com.

PURCHASE PRICE OF COMMON SHARES
UNDER THE
SHAREHOLDER INVESTMENT PLAN

Date	Share purchase option	Dividend reinvestment & stock dividend options

May 1/26	$152.88

Jun. 1/26	$146.75

Jul. 2/26	$161.91

Jul. 28/26		$168.15

Canadian Imperial Bank of Commerce
Head Office: CIBC Square, Toronto, Ontario, M5J 0E7, Canada
www.cibc.com